UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April, 2017

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 13

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

NORTEL INVERSORA S.A.

Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

Alicia Moreau de Justo 50

(1107) Ciudad Autónoma de Buenos Aires

Argentina

$: Argentine peso

US$: US dollar

$15.89 = US$1 as of December 31, 2016

NORTEL INVERSORA S.A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nortel Inversora S.A.

In our opinion, the accompanying consolidated statements of financial position, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Nortel Inversora S.A. and its subsidiaries (the “Company”) at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Buenos Aires, Argentina

March 8, 2017

PRICE WATERHOUSE & CO. S.R.L.

By /s/ Marcelo D. Pfaff
(Partner)
Marcelo D. Pfaff

NORTEL INVERSORA S.A.

NORTEL INVERSORA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

		As of December 31,
ASSETS	Note	2016	2015
Current Assets
Cash and cash equivalents	4	4,002	937
Investments	4	1,751	1,430
Trade receivables	5	7,577	5,663
Other receivables	6	1,012	1,346
Inventories	7	1,278	2,193
Total current assets		15,620	11,569
Non-Current Assets
Trade receivables	5	208	481
Other receivables	6	362	272
Income tax assets	14	680	265
Investments	4	347	333
Property, plant and equipment	8	23,165	17,963
Intangible assets	9	7,592	7,659
Total non-current assets		32,354	26,973
TOTAL ASSETS		47,974	38,542
LIABILITIES
Current Liabilities
Trade payables	10	8,981	9,874
Deferred revenues	11	443	477
Financial debt	12	3,266	3,451
Salaries and social security payables	13	1,611	1,262
Income tax payables	14	727	450
Other taxes payables	15	1,149	1,163
Other liabilities	16	76	61
Provisions	17	271	207
Total current liabilities		16,524	16,945
Non-Current Liabilities
Trade payables	10	152	52
Deferred revenues	11	445	457
Financial debt	12	8,646	1,449
Salaries and social security payables	13	184	157
Deferred income tax liabilities	14	571	553
Income tax payables	14	7	10
Other liabilities	16	170	101
Provisions	17	1,352	1,165
Total non-current liabilities		11,527	3,944
TOTAL LIABILITIES		28,051	20,889
EQUITY
Equity attributable to Nortel (Controlling Company)		10,797	9,605
Equity attributable to non-controlling interest		9,126	8,048
TOTAL EQUITY(See Consolidated Statements of Changes in Equity)	19	19,923	17,653
TOTAL LIABILITIES AND EQUITY		47,974	38,542

The accompanying notes are an integral part of these consolidated financial statements.

Baruki González
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos, except per share data in Argentine pesos)

		For the years ended December 31,
	Note	2016	2015	2014
Revenues	21	53,240	40,496	33,341
Other income	21	82	43	47
Total revenues and other income		53,322	40,539	33,388
Employee benefit expenses and severance payments	13	(9,807)	(7,258)	(5,595)
Interconnection costs and other telecommunication charges	22	(2,553)	(2,170)	(2,074)
Fees for services, maintenance, materials and supplies	22	(5,021)	(3,929)	(3,341)
Taxes and fees with the Regulatory Authority	22	(5,137)	(3,950)	(3,303)
Commissions	22	(3,849)	(3,193)	(2,494)
Cost of equipments and handsets	7	(6,188)	(4,595)	(4,143)
Advertising	22	(874)	(814)	(792)
Cost of VAS	22	(1,499)	(1,256)	(936)
Provisions	17	(187)	(113)	(84)
Bad debt expenses	5	(1,228)	(564)	(424)
Other operating expenses	22	(2,593)	(1,855)	(1,519)
Depreciation and amortization	22	(6,198)	(4,438)	(3,243)
Impairment of PP&E	22	(383)	(199)	(16)
Operating income	23	7,805	6,205	5,424
Finance income	24	1,036	1,165	1,483
Finance expenses	24	(3,250)	(2,232)	(1,206)
Income before income tax expense		5,591	5,138	5,701
Income tax expense	14	(1,604)	(1,704)	(1,975)
Net income for the year		3,987	3,434	3,726

Attributable to:
Nortel (Controlling Company)		2,192	1,891	2,039
Non-controlling interest		1,795	1,543	1,687
		3,987	3,434	3,726

Earnings per share attributable to Nortel - basic and diluted	25
Ordinary shares		209.92	181.04	195.27
Class “B” Preferred shares		729.73	629.52	678.79

The accompanying notes are an integral part of these consolidated financial statements.

Baruki González
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	For the years ended December 31,
	2016	2015	2014

Net income for the year	3,987	3,434	3,726

Other components of the Statements of Comprehensive Income
Will be reclassified subsequently to profit or loss
Currency translation adjustments (no effect on Income Tax)	288	245	227
Subsidiaries’ NDF effects classified as hedges (Note 20)	(9)	8	—
Will not be reclassified subsequently to profit or loss
Actuarial results (Notes 3. l and 16)	(24)	7	24
Tax effect	8	(3)	(8)
Other components of the comprehensive income, net of tax	263	257	243

Total comprehensive income for the year	4,250	3,691	3,969

Attributable to:
Nortel (Controlling Company)	2,284	1,990	2,131
Non-controlling interest	1,966	1,701	1,838
	4,250	3,691	3,969

The accompanying notes are an integral part of these consolidated financial statements.

Baruki González
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos)

	Equity attributable to Nortel (Controlling Company)
	Capital stock (1)		Inflation adjustment of capital stock	Share issue premiums (1)	Subsidiary’s treasury shares acquisition effect (2)	Legal reserve	Voluntary reserve for future dividends payments	Special reserve for IFRS implemen- tation	Other comprehensive results	Retained earnings	Total	Equity attributable to non-controlling interest	Total Equity
	Common stock	Preferred shares
Balances as of January 1, 2014	53	15	108	15	(155)	180	3,359	—	57	1,670	5,457	4,706	10,163

Núcleo’s dividends (3)	—	—	—	—	—	—	—	—	—	—	—	(52)	(52)
Voluntary reserve for future dividends payments (4)	—	—	—	—	—	—	1,720	—	—	(1,720)	—	—	—
Dividends of Telecom Argentina (5)	—	—	—	—	—	—	—	—	—	—	—	(534)	(534)
Dividends (6)	—	—	—	—	—	—	(332)	—	—	—	(332)	—	(332)
Dividends (7)	—	—	—	—	—	—	(217)	—	—	—	(217)	—	(217)
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	—	2,039	2,039	1,687	3,726
Other comprehensive income	—	—	—	—	—	—	—	—	92	—	92	151	243
Total Comprehensive Income	—	—	—	—	—	—	—	—	92	2,039	2,131	1,838	3,969
Balances as of December 31, 2014	53	15	108	15	(155)	180	5,531	204	195	2,039	8,185	6,751	14,936
Núcleo’s dividends (8)	—	—	—	—	—	—	—	—	—	—	—	(47)	(47)
Voluntary reserve for future dividends payments (9)	—	—	—	—	—	—	2,039	—	—	(2,039)	—	—	—
Dividends of Telecom Argentina (10)	—	—	—	—	—	—	—	—	—	—	—	(357)	(357)
Dividends (11)	—	—	—	—	—	—	(570)	—	—	—	(570)	—	(570)
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	—	1,891	1,891	1,543	3,434
Other comprehensive income	—	—	—	—	—	—	—	—	99	—	99	158	257
Total Comprehensive Income	—	—	—	—	—	—	—	—	99	1,891	1,990	1,701	3,691
Balances as of December 31, 2015	53	15	108	15	(155)	180	7,000	204	294	1,891	9,605	8,048	17,653
Voluntary reserve for future dividends payments (12)	—	—	—	—	—	—	1,891	—	—	(1,891)	—	—	—
Dividends of Telecom Argentina (13)	—	—	—	—	—	—	—	—	—	—	—	(888)	(888)
Dividends (14)	—	—	—	—	—	—	(380)	—	—	—	(380)	—	(380)
Dividends (15)	—	—	—	—	—	—	(172)	—	—	—	(172)	—	(172)
Dividends in advance (16)	—	—	—	—	—	—	—	—	—	(540)	(540)	—	(540)
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	—	2,192	2,192	1,795	3,987
Other comprehensive income	—	—	—	—	—	—	—	—	92	—	92	171	263
Total Comprehensive Income	—	—	—	—	—	—	—	—	92	2,192	2,284	1,966	4,250
Balances as of December 31, 2016	53	15	108	15	(155)	180	8,339	204	386	1,652	10,797	9,126	19,923

(1) As of December 31, 2016, 2015 and 2014 all ordinary shares and all Class “B” Preferred shares were issued and fully paid.

(2) See Note 3.s) Significant accounting policies.

(3) As approved by Núcleo’s Ordinary Shareholders’ Meeting held on March 28, 2014.

(4) As approved by the Company´s Ordinary and Extraordinary 4hareholders’ Meeting held on April 29, 2014.

(5) As approved by Telecom Argentina’s Ordinary Shareholders’ Meeting held on May 21, 2014 (second tranche).

(6) As approved by the Company´s Board of Directors’ Meeting held on May 28, 2014.

(7) As approved by the Company´s Board of Directors’ Meeting held on October 10, 2014.

(8) As approved by Núcleo’s Ordinary Shareholders’ Meeting held on March 26, 2015 and Núcleo’s Board of Directors’ Meeting held on December 17, 2015.

(9) As approved by the Company´s Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2015.

(10) As approved by Telecom Argentina’s Ordinary Shareholders’ Meeting held on April 29, 2015.

(11) As approved by the Company´s Board of Directors’ Meeting held on May 18, 2015.

(12) As approved by the Company´s Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2016.

(13) As approved by the Telecom Argentina´s Board of Directors’ Meeting held on April 29, 2016.

(14) As approved by the Company´s Board of Directors’ Meeting held on April 29, 2016.

(15) As approved by the Company´s Board of Directors’ Meeting held on August 9, 2016.

(16) As approved by the Company´s Board of Directors’ Meeting held on October 24, 2016 (Note 4).

The accompanying notes are an integral part of these consolidated financial statements.

Baruki González
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

	Note	For the years ended December 31,
		2016	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year		3,987	3,434	3,726
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses	5	1,228	564	424
Allowance for obsolescence of inventories, materials and other		77	72	88
Depreciation of property, plant and equipment	22	4,358	3,046	2,389
Amortization of intangible assets	9	1,840	1,392	854
Consumption of materials	8	507	294	227
Gain on disposal of property, plant and equipment	21/22	(17)	(31)	(9)
Impairment of property, plant and equipment	22	383	230	25
Net book value of property, plant and equipment		21	35	45
Provisions	17	187	113	84
Other financial results		1,716	346	(11)
Income tax expense	14	1,604	1,704	1,975
Income tax paid	4.b	(1,716)	(1,632)	(2,277)
Net increase in assets	4.b	(1,663)	(4,640)	(1,854)
Net increase (decrease) in liabilities	4.b	(1,182)	1,891	37
Total cash flows provided by operating activities	4.b	11,330	6,818	5,723
CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment acquisitions	4.b	(9,541)	(5,148)	(4,895)
3G/4G licenses acquisitions	4.b	—	(2,256)	(3,091)
Other intangible asset acquisitions	4.b	(1,798)	(1,310)	(1,118)
Proceeds from the sale of property, plant and equipment		19	39	17
Investments not considered as cash and cash equivalents	4.b	(20)	(976)	(339)
Total cash flows used in investing activities		(11,340)	(9,651)	(9,426)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financial debt	4.b	9,337	4,301	—
Payment of financial debt	4.b	(2,936)	(31)	(12)
Payment of interests and related expenses	4.b	(1,573)	(471)	(29)
Payment of cash dividends and related withholding tax	4.b	(1,440)	(972)	(1,202)
Payment of cash dividends in advance	4.b	(540)	—	—
Total cash flows provided by (used in) financing activities		2,848	2,827	(1,243)

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS		227	80	508

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		3,065	74	(4,438)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	4.a	937	863	5,301
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	4.a	4,002	937	863

See Note 4.b for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

Baruki González
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

Glossary of terms

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in these consolidated financial statements.

AMBA (Área Metropolitana de Buenos Aires): the Metropolitan Area of Buenos Aires.

ADS: Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing 5 Class B Shares.

ADSL (Asymmetric Digital Subscriber Line): A modem technology that converts existing twisted-pair telephone lines into access paths for multimedia and high-speed data communications.

BCBA (Bolsa de Comercio de Buenos Aires): The Buenos Aires Stock Exchange.

BCRA (Banco Central de la República Argentina): The Buenos Aires Central Bank.

CAPEX (Inversiones en bienes de capital): Capital expenditures.

CNC (Comisión Nacional de Comunicaciones): The Argentine National Communications Commission.

CNDC (Comisión Nacional de Defensa de la Competencia): Argentine Antitrust Commission.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

Company or Nortel: Nortel Inversora S.A.

CONATEL (Comisión Nacional de Telecomunicaciones del Paraguay): The Regulatory Authority of Paraguay.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

CPP: Calling Party Pays.

“Cuentas claras”: Under the “Cuentas claras” plans, a subscriber pays a set monthly bill and, once the contract minutes per month have been used, the subscriber can obtain additional credit by recharging the phone card through the prepaid system.

D&A: Depreciation and amortization.

DLD: Domestic long-distance.

ENARD (Ente Nacional de Alto Rendimiento Deportivo): National High Sport Performance Organization.

ENTel (Empresa Nacional de Telecomunicaciones): Argentine State Telecommunication Company, which was privatized in November, 1990.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

FFSU or SU Fund (Fondo Fiduciario del Servicio Universal): Universal Service Fiduciary Fund

Fintech: Fintech Telecom LCC, Sofora’s parent company.

IAS: International Accounting Standards.

IASB: International Accounting Standards Board.

IDC (Impuesto a los débitos y créditos bancarios): Tax on deposits to and withdrawals from bank accounts.

IFRS: International Financial Reporting Standards, as issued by the International Accounting Standards Board.

IGJ (Inspección General de Justicia): General Board of Corporations.

LAD (Ley Argentina Digital): Argentine Digital Law No. 27,078.

Lebacs (Letras del BCRA): Bonds issued by the BCRA.

LGS (Ley de General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

Micro Sistemas: Micro Sistemas S.A.

NORTEL INVERSORA S.A.

NDF: Non-Deliverable Forward.

Núcleo: Núcleo S.A.

NYSE: New York Stock Exchange.

OCI: Other Comprehensive Income.

PCS: Personal Communications Service. A mobile communications service with systems that operate in a manner similar to cellular systems.

PEN: National Executive Power.

Personal: Telecom Personal S.A.

PPP (Programa de Propiedad Participada): Share Ownership plan.

PP&E: Property, plant and equipment.

Price Cap: rate regulation mechanism applied to determine rate discounts based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. The mentioned factor was established initially in the List of Conditions and afterwards in different regulations by the SC.

Publicom: Publicom S.A.

Regulatory Authority: Previously, the SC and the CNC. Since the issuance of the Decree of Need and Urgency No.267/15, the Regulatory Authority is the National Communications Agency (ENACOM).

Roaming: a function that enables mobile subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when a mobile device is used in a foreign country (included in the GSM network).

RT: Technical resolutions issued by the FACPCE.

RT 26: Technical resolution No. 26 issued by the FACPCE, amended by RT29 and RT43.

SAC: Subscriber Acquisition Costs.

SBT (Servicio básico telefónico): Basic telephone service.

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications.

SEC: Securities and Exchange Commission of the United States of America.

SRMC (Servicio de Radiocomunicaciones Móvil Celular): Cellular Mobile Radiocommunications Service.

SMS: Short message systems.

Sofora: Sofora Telecomunicaciones S.A., the parent company of the Company.

Springville: Springville S.A. Personal sold its equity interest in Springville on February 19, 2014.

STM (Servicio de Telefonía Móvil): Mobile Telephone Service.

SU: The availability of Basic telephone service, or access to the public telephone network via different alternatives, at an affordable price to all persons within a country or specified area.

Telecom Argentina: Telecom Argentina S.A.

Telecom Group/Group: Telecom Argentina and its consolidated subsidiaries.

Telecom Italia Group: Telecom Italia S.p.A and its consolidated subsidiaries, except where referring to the Telecom Italia Group as Telecom Argentina’s operator in which case it means Telecom Italia S.p.A and Telecom Italia International, N.V.

Telecom USA: Telecom Argentina USA Inc.

Telco S.p.A.: A joint company made up of Assicurazioni Generali S.p.A., Intesa San Paolo S.p.A., Mediobanca S.p.A., Sintonia S.A. and Telefónica, S.A. (of Spain).

Telefónica: Telefónica de Argentina S.A.

TLRD (Terminación Llamada Red Destino): Termination charges from third parties’ wireless networks.

UNIREN (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos): Renegotiation and Analysis of Contracts of Public Services Division.

NORTEL INVERSORA S.A.

US GAAP: United States of America Generally Accepted Accounting Principles.

VAS (Value-Added Services): Services that provide additional functionality to the basic transmission services offered by a telecommunications network such as SMS, Video streaming, Personal Video, Personal Cloud, M2M (Communication Machine to Machine), Social networks, Personal Messenger, Contents and Entertainment (content and text subscriptions, games, music ringtones, wallpaper, screensavers, etc), MMS (Mobile Multimedia Services) and Voice Mail, among others.

NORTEL INVERSORA S.A.

Note 1 – Description of business of the Company and the Telecom Group and basis of preparation of the consolidated financial statements

a)	The Company and the Telecom Group operations

Nortel was organized by a consortium of Argentina and international investors to acquire a controlling interest in the common stock of Telecom Argentina, which was formed as a result of the privatization of ENTel, the public telecommunication services company in Argentina.

Telecom Argentina was created through the privatization of ENTel, the state-owned company that provided telecommunication services in Argentina.

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina since November 8, 1990 through October 10, 1999. As from such date, Telecom Argentina also began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

Telecom Argentina provides fixed-line public telecommunication services, international long-distance service, data transmission and Internet services in Argentina and through its subsidiaries, mobile telecommunications services in Argentina and Paraguay and international wholesale services in the United States of America. Information on the Telecom Group’s licenses and the regulatory framework is described in Note 2.

The Telecom Argentina’s Ordinary and Extraordinary Shareholders Meeting held on June 22, 2015 approved the Telecom Argentina’s corporate purpose change, adapting it to the new definition of ICT services of the LAD and, thus, including the possibility of providing Audiovisual Communication Services. Telecom Argentina obtained authorization from the AFTIC and later of the CNV and IGJ, which registered the amendment of the Telecom Argentina’s bylaws on September 26, 2015.

As of December 31, 2016, entities included in the consolidation process and the respective equity interest owned by Nortel and Telecom Argentina is presented as follows:

Subsidiaries	Percentage of capital stock owned by Nortel and voting rights (i)	Percentage of capital stock owned by Telecom Argentina and voting rights (i)	Indirect control through	Date of acquisition	Segment that consolidates (Note 28)
Telecom Argentina	55.60% (iv)			11.08.90	Fixed Services
Personal	0.01%	99.99%	Telecom Argentina	07.06.94	Personal Mobile Services
Micro Sistemas (ii)	0.01%	99.99%	Telecom Argentina	12.23.97	Fixed Services
Telecom USA		100.00%	Telecom Argentina	09.12.00	Fixed Services
Núcleo (iii)		67.50%	Personal	02.03.98	Núcleo Mobile Services
Personal Envíos (iii)		67.50%	Núcleo	07.24.14	Núcleo Mobile Services

(i)	Percentage of equity interest owned has been rounded.

(ii)	Dormant entity as of and for the fiscal years ended December 31, 2016, 2015 and 2014.

(iii)	Non-controlling interest of 32.50% is owned by the Paraguayan company ABC Telecomunicaciones S.A.

(iv)	Corresponds to Nortel’s equity interest in Telecom Argentina as of December 31, 2016, considering Telecom Argentina’s total outstanding shares. Nortel’s equity interest in Telecom Argentina’s total capital amounts to 54.74% as of December 31, 2016.

b)	Segment reporting

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the Telecom Group’s Chief Executive Officer (“CEO”).

Operating segments are reported in a consistent manner with the internal reporting provided to the Telecom Group’s CEO, who is responsible for allocating resources and assessing performance of the operating segments at the net income (loss) level and under the accounting principles effective (IFRS as issued by the IASB) at each time for reporting to the CNV. The accounting policies applied for segment information are the same for all operating segments.

Information regarding segment reporting is included in Note 28.

c)	Basis of preparation

These consolidated financial statements are a free translation from the original consolidated financial statements issued in Spanish and filed to the CNV in Argentina and contain the same information to the original version, except for the elimination of the original Note 31 “Additional relevant information on the possible application of IAS 29 in the Telecom Group” because of the inclusion of Non-GAAP measures.

These consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and in accordance with RT 26 (as amended by RT 29 and RT 43) of FACPCE as adopted by the CPCECABA, and as required by the CNV in Argentina for most of public companies.

NORTEL INVERSORA S.A.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the Telecom Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.u).

The consolidated financial statements (except for cash flow information) are prepared on an accrual basis of accounting. Under this basis, the effects of transactions and other events are recognized when they occur. Therefore income and expenses are recognized at fair value on an accrual basis regardless of when they are received or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method over the relevant period.

The accompanying consolidated financial statements have also been prepared on a going concern basis (further details are provided in Note 3.a) and the figures are expressed in millions of pesos, otherwise indicated.

These consolidated financial statements for the year ended December 31, 2016 were approved by resolution of the Board of Directors’ meeting held on March 8, 2017.

d)	Financial statement formats

The financial statement formats adopted are consistent with IAS 1. In particular:

●	the consolidated statements of financial position have been prepared by classifying assets and liabilities according to “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized/settled within twelve months after the year-end;

●	the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and represents the way that the business of the Group is monitored by the Management, and, additionally, are in line with the usual presentation of expenses in the telecommunication industry;

●	the consolidated statements of comprehensive income include the profit or loss for the year as shown in the consolidated income statement and all components of other comprehensive income;

●	the consolidated statements of changes in equity have been prepared showing separately (i) profit (loss) for the year, (ii) other comprehensive income (loss) for the year, and (iii) transactions with shareholders (owners and non-controlling interest);

●	the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7.

These consolidated financial statements contain all material disclosures required under IFRS. Some additional disclosures required by the LGS and/or by the CNV have been also included, among them, complementary information required in the last paragraph of Article 1 Chapter III Title IV of the CNV General Resolution No. 622/13. Such information is disclosed in Notes 7, 8, 9, 17, 20, 22 and 26 to these consolidated financial statements, as admitted by IFRS.

e)	Application of IAS 29 (Financial reporting in hyperinflationary economies)

IAS 29 establishes the conditions under which an entity shall restate its financial statements if it is located in an economic environment considered “hyperinflationary”. It should be mentioned that if the qualitative and / or quantitative characteristics to consider an economy as a “hyperinflationary” economy set out in paragraph 3 of IAS 29 occur, the restatement of financial statements must be made retroactively from the date of the revaluation used as deemed cost (in the case of Group companies located in Argentina, since February 2003) or from the acquisition date for assets acquired after that date.

The Company’s Management periodically verifies the evolution of official statistics as well as the general factors of the economic environment in the countries in which the Telecom Group operates. The Telecom Group’s Management also considers the opinion of other organizations interested in this matter: the national and international accounting profession, domestic and foreign audit firms, national and the United States’ capital market regulators, and, in particular, the International Practices Task Force (“IPTF”), aware that the conclusions to which a financial statement issuer arrives must be consistent with the vision of those organizations for an uniform application of IAS 29.

Although the standard does not establish an absolute rate at which hyperinflation is deemed to arise, usually - in compliance with the provisions of IAS 29- a cumulative inflation rate over three years approaching or exceeding 100% is used as reference in conjunction with other qualitative factors related to the macroeconomic environment.

NORTEL INVERSORA S.A.

The Company analyzes the economic environment as required by the provisions of IAS 29, based on the inflation rates published by the National Institute of Statistics and Census (INDEC), following the same criteria adopted by the accounting profession in the Argentine Republic.

After declaring a state of statistical emergency in January 2016 and due to the reorganization of the INDEC structure, that agency was impelled to publish the Internal Wholesale Price Index for November and December 2015 and the Consumer Price Index for the period November 2015 - April 2016. Under these circumstances, the INDEC suggested the alternative utilization of Price Indexes published by the Province of San Luis and the City of Buenos Aires, which are integral part of the National Statistic System until the INDEC publishes Price Indexes in compliance with international standards of quality. Finally, in May 2016 the INDEC published the Internal Wholesale Price Index (“IPIM”) retroactively from January 2016 while the Consumer Price Index (“IPC”) was published from May 2016. It’s worth mentioning that, as of the date of issuance of these consolidated financial statements, the INDEC has not completed the IPIM and IPC’s statistical series, despite the requirements of domestic accounting profession organizations.

Therefore, for years 2015 and 2016 the Company analysis was performed according to Consumer Price Index and Internal Wholesale Price Index published by the INDEC until October 2015 and it was complemented applying November and December 2015 Price Index published by the Province of San Luis and the City of Buenos Aires, as the INDEC suggested. Also, the Telecom Group applied Price Index of the period January-April 2016 published by the Province of San Luis and the City of Buenos Aires for the calculation of the Consumer Price Index for the year 2016. It is worth mentioning that these simplified procedures as provided in paragraph 17 of IAS 29 were performed due to the unavailability of official statistics at national level.

The tables below show the evolution of these indexes in the last three years according to official statistics (INDEC), with the exceptions explained above regarding the use of alternative indexes for November and December 2015 for Consumer Price and Internal Wholesale Price and, additionally, the Consumer Price Index for the period January-April 2016:

	2014	2015	2016
Consumer Price Index		(*)	(**)
Consumer Price Index (annual)	23.9%	20.6%	36.3%
Consumer Price Index (3 years accumulated)	52.4%	65.8%	103.7%

Internal Wholesale Price Index
Internal Wholesale Price Index (annual)	28.3%	19.2%	34.6%
Internal Wholesale Price Index (3 years accumulated)	66.5%	75.4%	105.8%

(*) Consumer Price Index and Internal Wholesale Price Index published by INDEC until October 2015 were 11.9% and 10.6% respectively. These rates (which contain ten months accumulated), were updated with November and December 2015 Consumer Price Index average rates for this two months (7.8%) published by the Province of San Luis and the City of Buenos Aires.

(**) Due to the unavailability of Consumer Price Index published by the INDEC, the Telecom Group estimated 16.6% for the period January-April 2016; this estimation is an average of the indexes published by the Province of San Luis and the City of Buenos Aires for that period. The Consumer Price Index at national level published by the INDEC for the period May-December 2016 was 16.9%.

The Annual Price Index for the year 2016 (Consumer Price Index: 36.3%, Internal Wholesale Price: 34.6%) and three years accumulated (Consumer Price Index: 103.7%, Internal Wholesale Price: 105.8%) show high levels of inflation rates that, for the first time, exceed 100% accumulated and highlight, between other matters, the effect in the internal prices of the argentine peso devaluation since December 2015, the elimination of certain exchange restrictions, and the increase in the public services tariffs approved by the Government after been frozen for more than a decade.

According to the high inflation levels in Argentina registered in late years, the Company’s Management has further assessed the characteristics set out in paragraph 3 of IAS 29, including (i) the quantitative condition provided in section (e) “the cumulative inflation rate over three years is approaching, or exceeds, 100%”, as well as (ii) the qualitative characteristics contained in paragraphs a) to d) of that paragraph.

From the analysis assessed as of December 31, 2016, the Company’s Management considers that the quantitative condition provided in section e) of IAS 29 has been met, while the qualitative conditions of the Argentine economy are mixed (some of them would recommend the existence of a high inflation environment and others have not substantially changed respect to previous years, when it was concluded that financial statements should not be restated). Under these circumstances, and in order to objectify the analysis, the Company’s Management gave priority to the conclusions reached by some international auditing firms to which the Telecom Group’s Management had access, which considered that, to date, there was insufficient evidence to consider the Argentine economy as “hyperinflationary” under IAS 29 terms. Similar conclusions for US GAAP were reached by the IPTF, according to its memo issued on November 17, 2016.

NORTEL INVERSORA S.A.

An extract of the mentioned memo stated in point III.A.3(a) related to countries with projected inflation rates above 100% (accumulated over the last three years): “The Task Force is aware that in late December 2016, certain US accounting firms submitted a white paper to the SEC staff from the Office of the Chief Accountant that asserted that the firms would not require a registrant to consider Argentina’s economy as highly inflationary under US GAAP for the reporting period from October 1, 2016 to December 31, 2016. The SEC staff from the Office of the Chief Accountant, after reviewing the white paper submitted by the firms, stated that the staff would not object to a calendar year-end registrant’s determination that Argentina’s economy would not be considered highly inflationary under US GAAP for the reporting period from October 1, 2016 to December 31, 2016”. In addition, the Task Force suggests registrants to continue monitoring inflation information and other Argentine economy conditions in order to assess whether it is necessary to consider it as highly inflationary during 2017.

While there are differences in the definition of a “hyperinflationary” and “highly inflationary” environments between IFRS and US GAAP, respectively, the Company believes that the assessment of the macroeconomic situation of a country should be substantially similar under both accounting frameworks and, on this condition, considers consistent the conclusions arrived by the IPTF with those provided in the analysis assessed by international audit firms according to IFRS and US GAAP.

Additionally, while the CNV required public companies the full implementation of IFRS-as issued by the IASB- from periods beginning on January 1st, 2012, Decree No. 664/03 continues to be in force as of the date of issuance of these consolidated financial statements. Through this Decree, the PEN instructed the control authorities –including the CNV- not to accept filings of restated financial statements. This legal restriction is foreseen in the current Regulations of the CNV (Title IV - Chapter III Article 3 - paragraph 1).

The Company’s Management will continue monitoring the characteristics and the evolution of the inflation rates in Argentina in order to comply properly with IAS 29 provisions, with special consideration of the pronouncements of argentine regulators – which as of the date are forbidden to accept the filing of financial statements restated for inflation according to Decree No. 664/03 and its supplementary standards. The Telecom Group’s Management will also monitor the pronouncements of foreign regulators, as well as the evaluation that the domestic and international accounting profession will perform with regards to the uniform application of IAS 29 together with other issuers that apply IFRS in the Argentine Republic.

Note 2 - Regulatory framework

(a) Regulatory Authority

Telecom Argentina and its domestic subsidiaries operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

Until the issuance of Law No. 27,078 (hereinafter “Ley Argentina Digital” or “LAD”, as explained in e) below), which was published in the Official Bulletin on December 19, 2014 and has been in force since its publication, the telecommunication services provided by Telecom Argentina and its domestic subsidiaries were regulated by the CNC, a decentralized agency within the scope of the SC, which was also under the scope of the Ministry of Federal Planning, Public Investment and Services.

The LAD created the Federal Authority of Information and Communication Technologies (“AFTIC”), as a decentralized and autonomous agency within the scope of the PEN which would act as the Regulatory Authority of the LAD and would replace, for all purposes, of the SC and the CNC.

The LAD conferred the AFTIC the regulation, control, supervision and verification functions concerning the Information and Communications Technologies (“ICT”) in general, and in particular of the telecommunications, of the postal service and all those matters integrated to its field in accordance with the provisions of the LAD.

By the end of December 2015, the PEN issued the Decree of Need and Urgency (“Decreto de Necesidad y Urgencia” or hereinafter the “DNU”) No.267/15 published in the Official Bulletin on January 4, 2016. The DNU substantially amends Law No.26,522 (Audiovisual Communication Services – “SCA”) and Law No.27,078 (LAD) and also creates the National Communications Agency (“ENACOM”) as a new Regulatory Authority of those laws. The ENACOM replaces the AFTIC and AFSCA (“Federal Authority of Audiovisual Communication Services”). This new Authority acts as an autonomous agency, within the scope of the Ministry of Communications. Further information on Decree No. 267/15 - Amendments to the LAD is included in f) below.

NORTEL INVERSORA S.A.

Additionally, Decree No.13/15 creates the Ministry of Communications. The organizational structure of the Ministry was approved by Decree No. 268/15, issued on December 29, 2015 (published in the Official Bulletin on January 4, 2016).

The Board of ENACOM will be composed of a Chairman and 3 directors appointed by the PEN, as well as 3 directors appointed by the Bicameral Commission of Audiovisual Communication and ICT services. The quorum is met with the attendance of four members. No special suitability conditions are established to be a member of the Board; the only limitation is the non-existence of incompatibilities, under the terms of Law No 25,188 (“Public Ethic”). The ENACOM members can be removed directly and without cause by the PEN.

The ENACOM has started its operations on January 5, 2016 with the 4 directors appointed by the PEN through Decree No. 7/16, thus resulting in the constitution of the ENACOM as established by Article 23 of Decree No. 267/15.

(b) Regulatory framework of Telecom Argentina and its subsidiaries

Among the principal features of the regulatory framework governing the services provided by Telecom and its domestic subsidiaries is worth mentioning:

-	The LAD, as amended by Decree of Need and Urgency No.267/15 and Decree No. 1,340/16;

-	Law No.19,798 remains in force only to the extent that it does not conflict with the provisions set out under the LAD;

-	The Privatization Regulations;

-	The Transfer Agreement;

-	The Licenses for providing telecommunication services granted to Telecom Argentina and Telecom Personal through several regulations; and the List of Conditions and their respective regulations.

In addition, Law No. 27,078 states that Decree No. 764/00 and its amendments shall remain in force to the extent that it does not conflict with the provisions set out under the LAD, for the time required by the Regulatory Authority to draw up the regulations concerning the Licensing Framework for ICT Services, the Interconnection Regulation, the Universal Service Regulation and the Administration, Management and Control of the Spectrum Regulation. Also, the new Law states that Law No.19,798 (“Ley Nacional de Telecomunicaciones” passed in 1972) and its amendments shall remain in force in respect of those regulations not opposing its provisions.

Núcleo, Personal’s Paraguayan subsidiary, is supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”) and its subsidiary Personal Envíos S.A. is supervised by the Banco Central de la República del Paraguay. Additionally, Telecom USA, Telecom Argentina’s subsidiary in the United States, is supervised by the Federal Communications Commission (the “FCC”).

(c) Licenses granted as of December 31, 2016

●	To Telecom Argentina

As of December 31, 2016, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

-	Local fixed telephony;

-	Public telephony;

-	Domestic and international long-distance telephony;

-	Domestic and international point-to-point link services;

-	Domestic and international telex services;

-	VAS, data transmission, videoconferencing and transportation of audio and video signals; and

-	Internet access.

●	To Telecom Argentina’s subsidiaries

As of December 31, 2016, Telecom Argentina’s subsidiaries have been granted the following licenses:

-	Personal has been granted a non-expiring license to provide mobile telecommunication services (STM) in the Northern Region of Argentina, and data transmission and VAS throughout the country. In addition, Personal owns licenses to provide mobile radio communication services (SRMC) in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country, and it is registered to provide national and international long-distance telephone services. Additionally, from November 2014, Personal has been granted a license to provide Mobile Advanced Communications Services (SCMA) for 15 years as explained in j) below.

NORTEL INVERSORA S.A.

-	Núcleo, a company controlled by Personal, has been granted a license to provide mobile telecommunication services (STM and PCS) throughout Paraguay. In addition, Núcleo has been granted a license for the installation and provision of Internet and Data throughout Paraguay. All these licenses have been granted for renewable five-year periods.

-	Personal Envíos, a company controlled by Núcleo was authorized by the Central Bank of Paraguay to operate as an Electronic Payment Company (EMPE) through Resolution No.6 issued on March 30, 2015 and its corporate purpose is restricted to such service.

(d) Events of revocation of the Licenses

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

-	repeated interruption of all or a substantial portion of service;

-	a modification of corporate purpose without prior approval of the Regulatory Authority or change of domicile to a jurisdiction outside Argentina;

-	a sale or transfer of the license to third parties without prior approval of the Regulatory Authority;

-	the sale, encumbrance or transfer of assets which has the effect of reducing services supplied, without the prior approval of the Regulatory Authority;

-	a reduction of Nortel’s ownership of in the capital stock of Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ ownership to less than 51% of the capital stock with voting power, in either case without prior approval of the Regulatory Authority (as of December 31, 2016, all Nortel’s ordinary shares belong to Sofora. Additional information in Note 27);

-	any transfer of shares resulting in a direct or indirect loss of control in Telecom Argentina which has not been executed ad referendum of the approval of the ENACOM and informed within 30 days following its completion (according to the provisions of Article 8 of Decree No. 267/15); and

-	Telecom Argentina’s bankruptcy.

If Telecom Argentina’s license is revoked, Nortel must transfer its interest in Telecom Argentina’s capital stock to the Regulatory Authority in trust for subsequent sale through public auction.

Once the sale of the shares to a new management group is performed, the Regulatory Authority may renew the license to Telecom Argentina under the terms to be determined.

STM, SRMC and PCS Personal’s licenses are revocable in case of non-compliance with certain obligations, including but not limited to:

-	repeated interruptions of the services as set forth in the List of Conditions;

-	any transfer of the license and/or the related rights and obligations, without the approval of the Regulatory Authority (according to the provisions of article 8 of Decree No. 267/15);

-	any encumbrance of the license;

-	any voluntary insolvency proceedings or bankruptcy of Personal; and

-	a liquidation or dissolution of Personal, without the prior approval of the Regulatory Authority.

According to the Auction Terms and Conditions for the awarding of frequency bands for SCMA (and some bands for SRMC and PCS), approved by SC Resolution No. 38/14, the authorization to use radio electric spectrum (as defined in the Auction) will be revocable under the following circumstances:

-	repeated or persistent breaches of obligations related to quality indicators of services provided under the terms of the Regulation for the Quality of Telecommunications Services approved by SC Resolution No. 5/13 (further information on filings of Telecom Argentina and Personal against the sanction processes initiated by the Regulatory Authority related to quality matters is disclosed in j) below);

-	repeated or persistent failure of infrastructure sharing obligations and the conditions set for automatic roaming agreements established in the Terms and Conditions;

-	repeated or persistent failure of the coverage obligations set in Annex III of the Terms and Conditions;

-	assignment, transfer, encumbrance, lease or sale to third parties of the authorization for the use of the awarded bands, without the authorization of the Regulatory Authority.

Núcleo’s licenses are revocable mainly in the case of:

-	repeated interruptions of the services;

-	any voluntary insolvency proceedings or bankruptcy of Núcleo;

-	non-compliance with certain service obligations.

NORTEL INVERSORA S.A.

According to the Resolution No. 6/14 of the Central Bank of Paraguay Personal Envíos’ license to provide Electronic Payment services may be revoked by:

i) insolvency proceedings or bankruptcy,

ii) sanctions imposed by the Central Bank of Paraguay, with prior administrative proceedings, regarding the performance of operations that are forbidden by the legislation in force.

(e) Law No.27,078 – Argentine Digital Law

Among the most relevant contents in the LAD which amended the regulatory framework in force as of December 19, 2014 as regards telecommunications are:

a)	the recognition as an essential and strategic public service of ICT as regards the use and access to the telecommunications networks, for and between licensees of ICT services (subsequently repealed by Article 22 of Decree No. 267/15);

b)	the rule on prices and rates establishing that the licensees of ICT services shall set their prices which shall have to be fair and reasonable, cover the exploitation costs and tend to the efficient supply and reasonable operation margin;

c)	the exemptions of taxes, establishing that tax exemptions or reductions, prices and encumbrances of ICT in general and telecommunications in particular may be set on a precarious basis when the nature of certain activities so warrant;

d)	the amendments as regards Universal Service (further information in i) below);

e)	the asymmetric regulation as universalization tools towards the development of an effective competition.

f)	a maximum period for granting each authorization or use of frequencies of the radioelectric spectrum must be established (section 28 in fine).

The LAD declared of public interest the development of ICT and its associated resources, in order to establish and ensure complete neutrality of networks, and to guarantee every user the right to access, use, send, receive or offer any content, application, service or protocol through Internet without any restrictions, discrimination, distinction, blocking, interference, obstruction or degradation.

The new Law set forth that the licensees of the ICT services may supply audiovisual communication services with the exception of those provided through satellite link, in which case, the corresponding license must be requested to the proper authority. Also, the new Law allowed ICT services licensees included in the restrictions of the Audiovisual Services Communications Law (among them, Telecom Argentina) to provide audiovisual communications services. Nevertheless, that regulation was partially amended by Decree No. 267/15 (see f) below).

According to the LAD provisions, Telecom Argentina amended its corporate purpose during 2015, which was approved by AFTIC Resolution No.19/15. Further information is disclosed in Note 1.a).

Also, the law established the framework for suppliers and licensees entering the audiovisual communication services market (among them, Telecom Argentina and its domestic subsidiaries) setting forth that the Federal Authority of Audiovisual Communication Services (replaced by the ENACOM since Decree No. 267/15 enforcement) would determine the go-to-market conditions of audiovisual communication services for ICT suppliers and licensees. The Law also stated a gradual implementation plan through the setting up of promotion areas for limited periods of time determined according to public interest, within which the ICT licensees with significant market power would not be able to provide audiovisual communication services.

It also set forth that the ICT service should be provided throughout the national territory, considered for that end as a unique area of exploitation and supply, and the modification of the interconnection schedule, imposing higher obligations to the operators and more rights to the Argentine government for the regulation in this sense of the wholesale market.

According to the LAD provisions, the SBT holds its status of public service (section 54), but with a different scope than the previous regulations provisions. It was defined as the national and international telephone voice service, through the local networks, notwithstanding the technology used for its transportation, provided that it complies with the objective of allowing its users to communicate with each other (section 6 paragraph c)). In addition, in section 90 of Title XI, it established that said definition, comprises the senses of the definition established in the Bidding Terms and Conditions for the International Public Bidding process for the Privatization of the Supply of the Telecommunications Service timely approved by Decree No. 62/90.

The LAD introduced substantial changes to the SU regulation established by Decree No. 558/08. Among its provisions the LAD creates a new FFSU and provides that the investment contributions for the SU programs shall be managed through this fund, which assets belong to the Argentine government. Further information see i) below.

NORTEL INVERSORA S.A.

Law No.19,798 Telecommunications Act (passed in 1972), as amended continues in effect only with respect to those provisions that do not contradict the provisions of the new LAD (including, for example, Article 39 of Law No.19,798 referred to exemption from all taxes on the use of soil, subsoil and airspace for telecommunications services).

The LAD also revoked Decree No. 764/00, as amended, but provisions of the decree that do not contradict the LAD will remain in effect, during the time it takes to the Regulatory Authority to issue new licensing, interconnection services, universal service and spectrum regulations.

(f) Decree No. 267/15 – Amendments to the “LAD”

On January 4, 2016, Decree No.267/15 was issued, amending Law No.26,522 (Audiovisual Communication Services) and Law No.27.078 (LAD). As mentioned above, “ENACOM” was created as the Regulatory Authority applicable of these laws. However, many of its provisions were subsequently amended by Decree No. 1,340/16.

The main amendments to the LAD consist in:

●     The incorporation of Broadcasting Services provided by subscription (physical or radio electric link, such as Cable TV) as an ICT service within the scope of the LAD, and excluding it from Law No.26,522. Satellite Television Services will remain within the scope of Law No. 26,522. Furthermore, Decree No.267/15 states that the ownership of a satellite television license provided by subscription is incompatible with having any other kind of ICT services license. Provision amended by Decree No. 1,340/16.

Broadcasting supplied by subscription licenses (such as Cable TV) issued before the application of Decree No. 267/15 will be considered for all purposes as in compliance with LAD upon the respective registration for such service provision. Furthermore, the Decree states a 10 years extension from January 2016, for the use of frequency spectrum to radio electric link provided by subscription license holders.

Among the amendments that replaces Section 6 of the LAD is the incorporation of “video on demand service”, defined as a service offered by an ICT services supplier to provide access to software under demand on a catalogue basis. On January 7, 2016 Telecom Argentina and Personal presented to ENACOM an application for the registration of “Video On Demand or On Demand Video Service”, describing the service characteristics which registration was requested. As of the date of issuance of these consolidated financial statements, the ENACOM resolution is still pending.

Decree No. 267/15 replaced the LAD’s article No. 94, and states that SBT suppliers, fixed telephony license holders within the scope of Decree No.264/98, and mobile telecommunication license holders within the scope of Decree No.1,461/93 are prohibited from providing Broadcasting under subscription services (defined as any form of communication, primarily one-way, for the transmission of signals to be received by a determinable public, either by physical or by radio connection, for example, video cable and IP TV services) until January 1, 2018 (this term can be extended by 1 additional year). Also, the Decree replaces article 95 of the LAD and provides several obligations for fixed telephony licensees granted by Decree No. 264/98 and mobile services providers with licenses granted by Decree No.1,461/93, which choose to provide broadcasting under subscription services. This provision was subsequently amended by Decree No. 1,340/16.

In addition, shareholders of a 10% or more stake interest in companies that provide public services may not be holders of a Subscription Radio Record. However, this will not apply in the following cases: (i) non-profit companies to whom the national, provincial or municipal State has granted the license, concession or permission to provide a public service (such as telecommunications cooperatives); (ii) those mentioned in section 94 (including Telecom Argentina and Personal) who will be only able to provide the service after the expiration of the period specified therein.

In addition, the Decree provides an advertising and opposition mechanism, in case of the existence of another provider of the same service in the same area when requesting it inclusion in the record, with intervention, in case of opposition, of the National Competition Defense Commission. Such procedure must not apply to non-profit companies who exclusively provide public ICT service.

●          Section 28 of Decree No. 267/15 created, in the field of the Ministry of Communications, the “Commission for the Elaboration of the Draft Law for the Reform, Updating and Unification of Laws No 26.522 and 27.078” (Comisión para la Elaboración del Proyecto de Ley de Reforma, Actualización y Unificación de las Leyes N° 26.522 y 27.078”). The Commission is responsible for the study of the reform of both laws under the principles set out herein.

NORTEL INVERSORA S.A.

On April 15, 2016, the Ministry of Communications through Resolution No. 9/16 provided that the Commission shall be composed by 6 members and 1 Secretary, who will perform their duties “ad honorem”. The Resolution also appointed its members. The Commission should submit a draft Law for the reform, updating and adaptation of a unified system of the Regulatory Framework Law for the Telecommunications and Audiovisual Communication Services in Argentina, within the following 180 calendar days from the date of its constitution.

Through Resolution No. 1,098-E/16 published on October 31, 2016, the Ministry of Communications extended for 180 days the deadline for the preparation of the draft reform of Laws No. 26.522 and 27.078. As of the date of issuance of these consolidated financial statements, the elaboration of the draft reform of Laws No. 26,522 and 27,078 is still pending.

●     Furthermore, the Decree provides that licenses transfers and stake interest transfers involving the loss of company control must be approved by ENACOM, stating a new procedure provided by section 8 of Decree No. 267/15. That licenses transfers and stake interest in licensees’ transfers will be considered ad referendum of ENACOM approval.

●     Decree No. 267/15 repealed Section 15 and Section 48 (second paragraph) of the LAD. Therefore, the following provisions have no longer effect: (i) the condition of essential and strategic public services of ICT regarding the access to the telecommunications network for the “ICT services” license holders; and (ii) the Regulatory Authority power to regulate tariffs due to public interest reasons.

●     On April 8, 2016, the Chamber of Representatives voted in favor of the validity of DNU No. 267/15. According to this, such Decree acquired the status of Law.

●     The Decree also establishes several amendments to the Audiovisual Communications Services Law (SCA).

(g)	Personal and Telecom Argentina’s filings to Regulatory Authority under the LAD

On June 18, 2014, Telecom Argentina made a filing before the SC requesting the adjustment of the SBT lines’ Connection Fee, in order to obtain an urgent restoration of the balance that must reasonably exist in the operative costs incurred for the provision of the public service under its charge, recomposing the Connection Fee in an equitable manner and pursuant to the legal provisions that govern the licenses granted to Telecom Argentina, taking into account that the revenues obtained for the installation of the SBT lines was much lower than the direct costs that Telecom Argentina incurred to connect new customers. In addition, Telecom Argentina requested that, until such adjustment takes place, such installations become excluded from the sanctioning regime provided by Decree No. 1,185/90, Decree No. 62/90, and SC Resolution No.5/13.

On July 23, 2014, Telecom Argentina made a second filing before the SC pursuant to which it requested, among other matters: (i) an adjustment of the monthly basic charges of all the SBT categories set forth in the Tariffs General Structure; (ii) the determination of a social tariff; (iii) the adjustment of the telephonic pulse value; (iv) the adaptation of the international long-distance tariff to the current value of the gold franc; and (v) the tariff deregulation of the commercial service category. In addition, and until such adjustments are made, Telecom Argentina also requested the SBT to be excluded from the sanctioning regime provided by Decrees Nos. 1,185/90 and No. 62/90, and SC Resolutions No.10,059/99 and No. 5/13. It is worth mentioning that such adjustments would have relevant effects on Telecom Argentina’s ability to finance the technological updating of its networks and infrastructure, which would finally result in the provision of better services to its customers.

Telecom Argentina has not received any answer related to the filing made before the SC.

Following these presentations, on December 19, 2014 the LAD (under Title (VI) “Prices, rates and levies”), established a general rule (Article 48) setting a new legal framework in this matter.

Under the provisions of Article 48 of the LAD, on April 16, 2015, Telecom Argentina made two presentations before the CNC through which it reported new installation rates for the “business, professional and government” segment (which were applied from April 23, 2015 and will be equal to $690 argentine pesos) and the new monthly rates for this segment (which were applied from July 15, 2015 and will be equal to $77.28 argentine pesos).The presentation was rejected by the CNC through a letter received on April 29, 2015, in which it requested that Telecom Argentina refrain from engaging in unilateral conduct, or it could otherwise face penalties under a sanctioning process.

Likewise, on June 2, 2015, Telecom Argentina informed the CNC of new rates for the price per minute for calls made by its customers to certain international destinations that became effective on October 15, 2015. Telecom Argentina also informed the CNC of the new prices applying for public telephony service in the Southern Region and new prices applying to the assisted call service, effective on July 1, 2015.

NORTEL INVERSORA S.A.

On June 16, 2015 Telecom Argentina was notified of the CNC GC Note No.364/15 through which the CNC urged Telecom Argentina to apply the effective maximum rates approved by the General Tariff Structure to international calls made to the mentioned countries according to the provisions of CNT Resolution No.127/91, as amended. Telecom Argentina was also asked to refrain from engaging in unilateral conduct, or it could otherwise face penalties under a sanctioning process.

On May 27, 2015 and July 2, 2015, Telecom Argentina filed its defense of rights in response to both CNC letters.

However, on July 17, 2015, the AFTIC notified Telecom Argentina of the initiation of a sanction process related to a potential violation of the General Tariff Structure and of CNT Resolution No. 127/91, as amended, with respect to the increase of the installation charges prices and the monthly charges tariffs for the “business, professional and government” segment informed on April 16, 2015.

On August 11, 2015, Telecom Argentina filed before the AFTIC a discharge against the mentioned sanctioning process, which, as of the date of issuance of these consolidated financial statements, is still pending of resolution. In the opinion of Telecom Argentina’s legal counsel, there are solid legal arguments under the LAD that allow it to perform these price adjustments.

On February 1, 2016, Telecom Argentina informed the ENACOM, that effective May 15, 2016, the new rate of SBT for residential segment will be $50 argentine pesos (plus VAT) and that the “Retired” customer’s category will have a discount of 50% on the mentioned new rate.

However, on March 11, 2016, Telecom Argentina informed the ENACOM that the new rate of SBT for the residential segment will be $38 argentine pesos (plus VAT) since May 1st, 2016, in response to a collaboration request made by the Regulatory Authority taking into consideration the special circumstances of the current macroeconomic environment in Argentina.

Before implementing the mentioned rates increase, Telecom Argentina has communicated the new rate to its affected customers.

On June 14, 2016, Personal informed ENACOM that, since August 15, 2016, the TLRD price, in CPP mode for calls from fixed origin to mobile destination, regardless the time band, will be $0.90 argentine pesos plus VAT per minute, applying a discount during the first 120 days, period in which the price will be $0.66 argentine pesos plus VAT per minute.

Personal –through fixed operators– informed the changes of the mentioned prices to its affected subscribers.

On August 18, 2016, ENACOM summoned Personal to refrain from modifying the amounts established by SC Resolution No. 48/03. Personal filed its response on August 26, 2016, supporting its right to increase the price informed, which is fully in force.

As of the date of issuance of these consolidated financial statements, ENACOM has not rejected the disclaimer presented by Personal.

(h) Decree No. 1,340/16 - Amendments to DNU No. 267/15

Decree No. 1,340/16 issued by PEN and published in the Official Bulletin on January 2, 2017 provides the rules for achieving a greater convergence of networks and services under competitive conditions, promoting the deployment of next generation networks and the penetration of Broadband Internet access throughout the national territory, in accordance with the provisions of Laws No. 26,522 and 27,078. This Decree introduces some amendments to DNU No. 267/15, which has the status of Law.

Among the most relevant provisions, it establishes:

- Fix the 15-year-term, as from the publication of the Decree, as differential condition in the terms provided by section 45 of Law No. 27.078, for the protection of last-mile fixed NGN networks for Broadband deployed by ICT licensees for Broadband regarding the regulations of open access to Broadband and infrastructure to be stated, notwithstanding the provisions of section 56 of said Law.

- That the Ministry of Communications or ENACOM, as appropriate, shall establish the rules for the administration, management, and control of the radio spectrum, according to guidelines for the promotion of competition as follows:

NORTEL INVERSORA S.A.

a) the ENACOM, in a period not exceeding 6 months since the publication of the Decree, shall call for National and International Public Auction Process for the allocation of new frequency bands for the provision of mobile communications services, according to the service attributions following the recommendations of the International Telecommunication Union (ITU), to maximize and increase the radio resources assigned thereto;

b) for the purposes of the provisions of section 28 of Annex IV of Decree No. 764/00 and section 29 of Law No 27,078, rules and procedures shall be adopted ensuring the reattribution of radio spectrum frequencies with economic compensation and shared use to frequencies previously allocated to other service and assigned to ICT or SCA providers who request to re-use them for the provision of mobile or fixed wireless services with LTE or higher technologies. To this effect, the Regulatory Authority shall impose coverage obligations and specific goals;

c) for the purposes of the provisions of sections 27 and 28 of Law No 27,078 and section 2 subparagraphs c) and d) of Decree No. 798/16, the ENACOM shall have the power to assign radio spectrum frequencies on demand, establishing compensation, deployment and coverage obligations, within the corresponding deadlines, to: 1) current local or regional providers of ICT services in their service areas; and 2) current providers of MCS, on the terms provided in section 3 of Decree No. 798/16;

d) the term of authorizations for the use of frequencies of the Advanced Mobile Communications Service, as well as the corresponding deployment obligations, shall be computed since the effective migration of services currently operating in these bands in the scope of Area II, defined according to the provisions of Decree No. 1,461/93 and its amendments (additional information on the impact on Personal is provided in Note 3.i) and Note 18.f) to the consolidated financial statements as of December 31, 2016).

- That Operators included in section 94 of the LAD (among them, Telecom Argentina and Personal), may register the Broadcasting Service by subscription, by physical or radio connection as of the enforcement of this Decree, setting January 1, 2018 as initial date for the provision of such service in the AMBA (and extended AMBA), and in the cities of Rosario (Santa Fe Province) and Córdoba (Córdoba Province). The Decree also provides that, for the rest of the country, the initial date for the provision of the services of these operators shall be determined by the ENACOM.

- That ICT’s licensees and Satellite Link Subscription Broadcasting licensees, who as of December 29, 2016 simultaneously provided both services, may retain ownership of both types of licenses.

- That ICT’s services providers carrying out joint service offerings, shall detail the price of each of them, including the breakdown of these values, and the discounts or benefits applied to each service or product of the aforementioned offer, not being able to subsume, under any condition, the hiring of any service to the hiring of another, so as to prevent the consumer from obtaining the service individually or separately.

- That within 180 days of the Decree enforcement, the Ministry of Communications will establish the necessary guidelines for the creation of the “Public Protection, Defense and Security Operations Network” (Red de Protección Pública y Operaciones de Socorro, Defensa y Seguridad) under the terms of section 12 of Law No. 27,208 to secure suitable communications for public safety agencies.

- That for the purposes of the provisions of section 92 of Law 27,078 and section 2, paragraph g) of Decree No. 798 issued on June 21, 2016, MINCOM shall ensure the following principles on interconnection matters:

a) Until the interconnection prices determination systems provided by the National Interconnection Regulation are implemented, averages of regional Latin America prices shall be considered for similar functions and facilities, corrected by parameters which comply with the conditions of the sector, as determined by the Authority of Application;

b) In accordance with section 46 of Law No. 27,078, the National Interconnection Regulation shall provide asymmetric interconnection rates for mobile services for a 3 years period from the effective service implementation, extendable for a maximum of 18 months.

c) The National Interconnection Regulation shall provide rules concerning the automatic national roaming service, forcing mobile services providers, for a maximum period of 3 years, to make such service available to other providers in areas where they do not have their own network coverage.

The temporary limitation provided in the previous paragraph shall not be enforceable in those cases in which mobile services are provided by cooperatives and small and medium-sized companies with exclusively regional coverage.

NORTEL INVERSORA S.A.

Mobile service providers shall freely enter into agreements to secure, among other issues, technical, economic, operational and legal conditions. Such agreements may not be discriminatory or may not establish technical conditions that prevent, delay or obstruct interconnection services.

The National Interconnection Regulation will enable ENACOM to define reference prices for a maximum period of 3 years, taking into consideration the costs of the assets involved (subject to exploitation) and a reasonable return rate to ensure speed, neutrality, non-discrimination and competition between mobile service providers. Likewise, they shall not contain technical, interconnection, operational or other conditions that delay, obstruct or create barriers for the remaining mobile services providers to access the market.

As of the date of issuance of these consolidated financial statements, Telecom Argentina’s Management, with the assistance of its legal advisors, is evaluating the operational, business and financial implications of the provisions of the recently issued Decree No. 1,340/16, and its application together with Decree No. 267/15, in order to protect Telecom Argentina’s and its shareholder’s interests.

(i) Universal Service Regulation

Decree No. 764/00

Annex III of Decree No.764/00 required entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the SU fund. The regulation adopted a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation also established the exemption to contribute to the FFSU in the following events: i) for local services provided in areas with teledensity lower than 15%, and ii) when certain conditions exists in connection with a formula which combines the foregone revenues and the market share of other operators than Telecom Argentina and Telefónica who provide local telephony. Additionally, the regulation created a committee responsible for the administration of the SU fund and the development of specific SU programs.

SC Resolution No.80/07 stipulated that until the SU Fund was effectively implemented, telecommunication service providers, such as Telecom Argentina and Personal, were required to deposit any contributions accrued since the issuance of such Resolution into a special individual account held in their name at Banco de la Nación Argentina. CNC Resolution No. 2,713/07, issued in August 2007, established how these contributions are to be calculated.

Decree No. 558/08

Decree No. 558/08, published on April 4, 2008, introduced certain changes to the SU Fund regime, replacing the Annex III of the Decree No. 764/00.

The Decree established that the SC would assess the value of service providers direct program contributions in compliance with obligations promulgated by Decree No. 764/00. It would also determine the level of funding required in the SU Fund for programs pending implementation. In the same manner, in order to guarantee the continuity of certain projects, the SC was given the choice to consider as SU contributions certain other undertakings made by telecommunication services providers and compensate providers for these undertakings.

In defining “Universal Service,” the new regulation established two categories: a) geographical areas with uncovered or unsatisfied needs; and b) customer groups with unsatisfied needs. It also determined that the SC would have exclusive responsibility for the issuance of general and specific resolutions regarding the new regulation, as well as for its interpretation and application.

It also established that the SC would review SU programs which were established under the previous regulation, guaranteeing the continuity of those already being administered and implementing those that had been under review. The financing of SU ongoing programs which were recognized as such were determined by the SC, whereas telecommunications providers appointed to participate in future SU Programs were selected by competitive bidding.

The Decree required Telecom Argentina and Telefónica to extend the coverage of their fixed line networks, within their respective original region of activity, within 60 months from the effective date of publication of the Decree.

The Decree required telecommunications service providers to contribute 1% of their revenues (from telecommunication services, net of taxes) to the SU Fund and kept the “pay or play” mechanism for compliance with the mandatory monthly contribution to the SU Fund or, to claim the corresponding receivable, as the case may be.

NORTEL INVERSORA S.A.

Providers of telecommunications services should rely on the advice of a Technical Committee made up of seven members (two members should be appointed by the SC, one member should be appointed by the CNC, three members should be appointed by the telecommunication services providers – two of which should be appointed by Telecom Argentina and Telefónica and one by the rest of the providers – and another member had to be appointed by independent local operators). This Technical Committee was informed by the SC of the programs to be financed and was responsible for managing and controlling the SU Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive bidding and adjudication of new SU programs, with the prior approval by the SC.

The Technical Committee was created. Additionally, telecommunications service providers sent the proposed Fiduciary agreement to the SC. The SC approved it in January 2009 through Resolution No. 7/09.

On December 9, 2008, the SC issued Resolution No. 405/08 which was objected by Telecom Argentina and Personal. These objections were resolved by the SC through its Resolution No.154/10.

On April 4, 2009, by means of SC Resolution No. 88/09, the SC created a program denominated “Telephony and Internet for towns without provision of Basic Telephone Services” that will be subsidized with funds from the SU Fund. The program sought to provide local telephony, domestic long distance, international long-distance and Internet in towns that did not provide basic telephone services. The proposed projects approved by the SC would be sent to the Technical Committee of the SU Fund so that availability of funds can be evaluated and they can be included in a bidding process provided for in Decree No. 558/08.

On December 1, 2010, the SC issued Resolutions No. 147/10 and 148/10, approving “Internet for educational institutions” and “Internet for public libraries” programs, respectively. These programs aimed to reclaim the Broadband service to state-run educational institutions and public libraries, respectively, and were implemented through the use of the FFSU resources. Telecom Argentina was awarded with the “Internet for educational institutions” program and is finishing the last project facilities, reaching 1,540 schools. This program represents a billing to the FFSU of approximately $5 per year for a period of 5 years. On the other hand, the auction “Internet for public libraries” program was cancelled by the Regulatory Authority for its redefinition. During 2012, the auction “Telephony and Internet for towns without provision of Basic Telephone Service” took place according to Resolution No. 88/09, which involved the service provision in 430 locations. Personal presented its offer to the auction. As of the date of issuance of these consolidated financial statements, the auction is pending of definition.

On November 11, 2010, the SC issued Resolution No. 154/10 adopted the methodology for the deposit of the SU contributions to the trustee’s escrow account. The Resolution included several provisions related to the determination of the contributions that correspond to the periods before and after Decree No. 558/08 was issued. It also provided that until the SC determined the existence of programs, the amounts that would correspond to their implementation would be discounted by the telecommunication providers when determining their contribution to the SU Fund. If completed the verification from the SC there were unrecognized amounts, they should be contributed into the FFSU or for the development of new works of the SU, with the approval of the SC.

On December 30, 2010, the trustee notified Telecom Argentina and Personal the trustee’s escrow account number in which they should deposit the SU contributions under the provisions of SC Resolution No. 154/10.

Amendments of the LAD to the SU Regulation

In December 2014, the LAD introduced substantial modifications to the SU regulations pursuant to Decree No. 558/08. Among its provisions the LAD establishes the creation of a new FFSU and the fact that the investment contributions corresponding to the SU programs be managed through said fund, whose assets shall belong to the Argentine government.

The licensees of ICT Services (among them, Telecom Argentina and Personal) are obliged to make investment contributions to the FFSU equivalent to one per cent (1%) of the total accrued revenues for the provision of the ICT Services included in the scope of application of the law, net of imposed taxes and charges. The investment contribution shall not be transferred to the users whatsoever. In turn, the Regulatory Authority may dispose, once the SU objectives are reached, the total or partial, permanent or temporary exemption, of the obligation to perform said investment contributions.

The Law also establishes that by virtue of that set forth by Sections 11.1 and 11.2 of the Management Trust Agreement of the FFSU of Decree No. 558/08, the resources therein foreseen in section 8 of Annex III of Decree No. 764/00 and its amendments shall be integrated to the FFSU created by the LAD in the conditions determined by the Regulatory Authority.

NORTEL INVERSORA S.A.

The SU funds shall be applied by means of specific programs. Its content and the corresponding awarding mechanisms shall be defined by the Regulatory Authority who may entrust the execution of these plans directly to the entities included in article 8, paragraph b), of Law No. 24,156, or, complying with the selection mechanisms that may correspond, respecting publication and competition principles, to other entities.

On September 10, 2015 Telecom Argentina and Personal filed before the AFTIC their respective SU contribution affidavits corresponding to the revenues recorded in July 2015, clarifying that these presentations were made with the understanding that the operational rules related to the FFSU contribution, regulated by Decree No. 558/08 and related provisions, were in force. Additionally, Personal proceeded to deposit the corresponding contribution in the new FFSU account reported through the Official Notice published by the AFTIC.

In its filings, Telecom Argentina and Personal had stated that the filing of the affidavits and - in the case of Personal - the deposit did not imply explicit or implicit consent of the regulations issued by the LAD, and expressly reserved their rights in relation to the unconstitutionality of the provisions set forth in articles 21, 22, 91 and related provisions of said law, as well as the claim of any rights arising from the acknowledgement of this argument.

As of the date of issuance of these consolidated financial statements, Personal has not received any response to its filings.

ENACOM Resolution No. 2,642/16 approved the new SU Regulation, which was published on May 31, 2016.

The new regulation retains the obligation of contributing 1% of total income related to the provision of ICT services net of taxes and fees, anticipating the possibility of granting exemptions, in which case the subjects liable for payment, must comply with the obligations established by the Regulatory Authority.

In accordance with ENACOM Resolution No. 6.981-E/16 issued on October 19, 2016, the FFSU and the FFSU Investment Contribution Settlement and Interest Report forms were approved and will be in force since January 1, 2017, being operationally implemented since March 2017. As a result, Telecom Argentina and Personal have continued submitting the presentation of their monthly payments to the ENACOM, with the existing formalities prior to the Resolution No. 2,642/16. Taking into consideration the changes introduced in the Affidavits Form approved by the regulation, Telecom Argentina and Personal made a presentation to the Regulatory Authority exposing the need to introduce amendments to the forms in order to continue deducting the SU services that both companies are providing.

ENACOM Resolution No. 8,770-E/16, issued on December 19, 2016, amends section 21 of the RGSU, providing that programs developed in accordance with sections 19 and 20 of the Regulation will be awarded by Resolution of the ENACOM Board of Directors through any of the following mechanisms, as proposed by the Chairman of the ENACOM Board of Directors:

a) Direct implementation of the programs to entities included in section 8 paragraphs b) of Law No. 24,156, or

b) Public or private, national or international, single or multiple-stage auction or offering.

Priority will be given to projects to be developed in those municipalities that have adopted the regulations proposed in the code of good practices for the deployment of mobile communications networks developed by Argentine Federation of Municipalities and the Operators of Mobile Communications and supported by the former SC of the former Ministry of Federal Planning, Public Investment and Services on August 20, 2009 or those contemplating regulations of similar characteristics.

ENACOM Resolution No. 1,035-E/17, issued on February 20, 2017, approved the “Digital Educational Networks Program”, which aims to develop the internal network infrastructure of state managed educational facilities to enable the reception and use of Broadband Internet service and to enhance their educational practices. The Program will be implemented through the execution of a project and/or projects which presentation will be made by EDUC.AR S.E, with the intervention of the National Ministry of Education and Sports.

NORTEL INVERSORA S.A.

As of the date of issuance of these consolidated financial statements there are still pending administrative resources filed by Telecom Argentina in 2012 against several resolutions that rendered ineffective deductions in the SU payments with reference to several programs provided by Telecom Argentina in the mode “play” of the SU. The magnitudes of the deductions challenged by the Regulatory Authority are disclosed in Note 2.i) “FFSU - Impact in Telecom Argentina” of the consolidated financial statements, transforming the asset position of Telecom Argentina ($2,423 billion) into a liability position of approximately $628 million for the period July 2007 - December 2016. However, Telecom Argentina’s Management, with the assistance of its legal advisors, considers that has solid fact and legal arguments to defend the criteria that Telecom Argentina has held and holds with regard to the SU scheme. Additional information is provided on Note 2.r) to the consolidated financial statements “Renegotiation of agreements with the Argentine government”.

FFSU – Impact in Telecom Argentina

Several years after the market’s liberalization and the effectiveness of the first SU regulations, incumbent operators have not received any set-offs for providing services as required by the SU regime and the LAD.

As of the date of issuance of these consolidated financial statements and in compliance with SC Resolution No. 80/07 and No.154/10 and CNC Resolution No.2,713 /07, Telecom Argentina has filed its monthly calculations since July 2007 for the review of the Regulatory Authority and estimated a receivable of $2,423 (unaudited). This receivable has not yet been recorded as of December 31, 2016 since it is subject to the approval of the SU programs, the review of the Regulatory Authority and the availability of funds in the SU Trust.

On April 8, 2011, the SC issued Resolution No. 43/11 notifying Telecom Argentina that investments associated with “High-Cost Areas” – amounting to approximately $2,171 since July 2007 to date and which are included in the abovementioned receivable - did not qualify as an Initial Indicative Program. Telecom Argentina filed a claim on this resolution.

Telecom Argentina was notified of SC Resolutions No. 53, 54, 59, 60, 61, 62, 69 and 70/12, pursuant to which the “Special Service of Information 110”, the “Discounts for Retired People, Pensioners and Low Consumption Households”, the services of “Social Public Telephony and Loss-Making Public Telephony”, the “Services and Discounts relating to the Information Society Program argentin@internet.todos“, the “Services for Deaf-Mute People”, the “Free Access to Special Emergency Services and Special Community Services”, the “Value Added Service 0611 and 0612” and the “Long Distance Semipublic Service “, respectively, did not qualify as an Initial Indicative Program, pursuant to the terms of Article 26 of Annex III of Decree No. 764/00, and that, they did not constitute different services involving a SU provision, and therefore they cannot be financed with SU funds, pursuant to the terms of Article 2 of Decree No. 558/08.

Telecom Argentina’s Management, with the advice of its legal counsel, has filed appeals against SC Resolutions Nos. 53, 54, 59, 60, 61, 62, 69 and 70 presenting the legal arguments based on which such resolutions should be revoked. The deductions that were objected by the SC Resolutions amount to approximately $880 and are included in the credit balance mentioned in the second paragraph.

As of the date of issuance of these consolidated financial statements, the resolution of this appeal is still pending.

On September 13, 2012, the CNC required Telecom Argentina to deposit approximately $208. Telecom Argentina has filed a recourse refusing the CNC’s request on the grounds that appeals against the SC Resolutions are still pending of resolution. As of the date of issuance of these consolidated financial statements, although it cannot be assured that these issues will be favorably resolved at the administrative stage, Telecom Argentina’s Management, with the assistance of its legal advisors, considers that it has solid legal and de facto arguments to support the position of Telecom Argentina. Additional information is provided in r) of this Note.

FFSU – Impact in Personal

Since January 2001, Personal has recorded a liability related to its obligation to make contributions to the SU Fund. In addition, since July 2007 and in compliance with SC Resolution No. 80/07 and No.154/10 and CNC Resolution No.2,713/07, Personal deposited the correspondent contributions of approximately $112 into an account held under their name at the Banco de la Nación Argentina in January 2011.

During the first quarter of 2011, the above mentioned funds were transferred to the trustee’s escrow account, in compliance with the provisions of SC Resolution No. 154/10 previously described. Since January 2011, the SU Fund contributions were made into such escrow account.

NORTEL INVERSORA S.A.

On January 26, 2011 the SC issued Resolution No. 9/11, establishing the “Infrastructure and Facilities Program”. The Resolution provided that telecommunication service providers could contribute to investment projects under this program, exclusively the amounts corresponding to their pending obligations of investment contributions born under Annex III of Decree No.764/00, before the effective date of Decree No. 558/08.

In March 2011, Personal submitted to the SC a $70 investment project, pursuant to SC Resolution No. 9/11, for the development of a network infrastructure in locations in the Northern Region of Argentina with no mobile coverage. Personal submitted its calculations from 2001/2007 related to the mentioned project to be financed through its own SU contribution of such periods as required by the SC.

On April 9, 2014 Personal filed an amendment proposal for the project within the scope of Resolution No. 9/11, pursuant to the SC’s request. This new filing consists only of additional detailed information about the project’s scope. As of the date of issuance of these consolidated financial statements, the project is pending of approval.

On July 5, 2012, the SC issued Resolution No. 50/12 pursuant to which it notified that the services referred to by the Mobile Communications Services Providers, which were filed as High Cost Areas or services provided in non-profitable areas, services provided to clients with physical limitations (deaf-mute and blind people), rural schools, and the request relating to the installation of radio-bases and/or investment in the infrastructure development in various localities, did not constitute items that may be discounted from the amount of contributions to the SU pursuant to the last part of Article 3 of Resolution No. 80/07, or Article 2 of Decree No. 558/08. It also provided that certain amounts already deducted would be used for investment projects within the framework of the Program of SC Resolution No. 9/11, or deposited in the SU Fund, as applicable.

Personal has filed an administrative action against SC Resolution No. 50/12, requesting its nullity. As of the date of issuance of these consolidated financial statements, the resolution of this matter is still pending.

On October 1, 2012, responding to an SC’s requirement, Personal deposited under protest approximately $23 in the SU Fund, corresponding to the assessment of the SU services provided by Personal since the issuance of Decree No.558/08, reserving its right to take all actions it may deem appropriate to claim its reimbursement, as informed to the SC and the CNC on October 15, 2012. Since August 2012, Personal is paying under protest of those concepts in their monthly affidavits.

The Management of Personal could not assure that this issue would be favorably resolved in the administrative stage.

(j) Spectrum

SC Resolution No. 38/14

On July 7, 2014, SC Resolution No. 38 was published in the Official Bulletin which announced a Public Auction process (the “Auction process”) for the awarding of the remaining frequencies of the Personal Communication Services (PCS), of the Cellular Mobile Radiocommunication Services (SRMC), as well as those of the new spectrum for the Advanced Mobile Communications Service (SCMA) recently created.

The Terms and Conditions organized the aggregate of the spectrum to be auctioned in 10 Lots, being the first one to be auctioned exclusively among entering operators. The Public Auction took place on October 31, 2014. Personal presented its economic bids and was awarded Lots 2, 5, 6 and 8. Telefónica Móviles Argentina S.A. (Movistar), América Movil S.A. (Claro) and Arlink S.A also participated in the Auction.

Through SC Resolution No. 79/14 the SCMA service was awarded to Personal, while through SC Resolutions No. 80/14, 81/14, 82/14 and 83/14 that were published in the Official Bulletin on November 27, 2014, the following frequency bands were awarded to Personal:

SC Resolution	Lot No.		Frequency Band	Exploitation area/ (Service)	Amount paid (in millions of US$)	Capitalized cost of acquisition (in millions of $)
80/14	5	PCS	1890-1892.5 Mhz and 1970-1972.5 Mhz	Northern (3G)	5.0	43
81/14	2	SRMC	830.25-834 Mhz and 875.25-879 Mhz	AMBA (3G)	45.0	387
82/14	6	PCS	1862.5-1867.5 Mhz and 1942.5-1947.5 Mhz	Southern (3G)	6.0	51
83/14	8	SCMA	1730-1745 Mhz and 2130-2145 Mhz	Country (4G) partial awarding	354.7	3,049
					410.7	(*) 3,530

(*) Includes $18 corresponding to the tax on debits to bank accounts that were capitalized in the cost of the licenses.

NORTEL INVERSORA S.A.

Personal paid for the awarded frequency bands, and also constituted the corresponding performance guarantees. In the case of Lot No. 8, the payment was made on account of the single and total price offered for this Lot.

Personal asked that the assignment of the Frequency Bands for the SCMA services in Lot No. 8, which was partially awarded to Personal through SC Resolution No. 83/14, be completed and reserved the applicable rights.

The full awarding of Lot No. 8 became essential for compliance with the commitments foreseen in the Auction Terms and Conditions. Once the awarding process was completed, Personal had access to SCMA Frequency Bands 713-723/768-778, and Personal paid the equivalent of US$ 247.3 million (the remaining balance of the bid) and constituted the performance guarantees of 15% of the said amount.

The Auction Terms and Conditions provided authorizations for the use of the auctioned frequency bands for a period of fifteen (15) years from the notification of the award. After this deadline the Regulatory Authority would extend the terms of use upon formal request of the awarded operator (which price and conditions would be set forth by the Regulatory Authority).

The Auction Terms and Conditions also established strict coverage and network deployment commitments which require significant investments to Personal. Additional information is provided in Note 18.e).

Through SC Resolution No. 25/15, issued on June 11, 2015, Personal was assigned Frequency Bands 713-723 MHz and 768-778 MHz, which composed Lot 8 and that were pending of assignment by the SC.

On June 25, 2015 Personal paid the offered amounts corresponding to the awarded Frequency Bands (which were equivalent to US$ 247.3 millions) pursuant to the provisions of the Bidding Terms and Conditions and its complementary clarifying documents, as a result of which the whole amount of the sum offered for Lot 8 was paid. In addition, in its bid documents, Personal stated that such Lot formed a unique and comprehensive block for purposes of complying with the obligations undertaken in connection with the deployment of the SCMA, also expressing that the Federal Government has the obligation to cause the awarded bands to be free from occupants and interferences.

SC Resolution No. 18/14, provided that the 698 to 806MHz frequency bands had to be disengaged before a two years deadline. Expired that period, the irradiating systems involved in the migration had to finish their emissions.

As of the date of issuance of these consolidated financial statements, the deadline provided by SC Resolution No. 18/14 for the disengagement of the 698 to 806MHz frequency band expired on July 18, 2016. However, such frequency band continues to be busy.

New Developments for fiscal year 2016

ENACOM Resolution No. 6,396/16, published in the Official Bulletin on July 22, 2016, provided that the licensees within the scope of the migration provided by SC Resolution No. 18/14 that are currently providing services within the 698 to 806MHz frequency band, may choose to: (i) temporarily continue providing their respective services in other frequencies corresponding to the bands allocated to the broadcasting service, particularly 512-698 MHz frequency band, subject to technical feasibility verified in each case, and for the term provided in section 2 of Resolution No. 6,396/16; or (ii) request the assignment of a bandwidth equivalent to that currently authorized, in 12.2 to 12.7 GHz destination band.

On the other hand, the “Authorization Agreement for the Use of Frequency Bands”, related to the bands awarded to Personal as a result of the public auction called pursuant to the provisions of SC Resolution No. 38/14 is still pending of execution by the Regulatory Authority.

Personal has filed a presentation before the ENACOM, requesting clarification on the timescale in which the operators involved in the migration should comply with the provisions of the ENACOM Resolution No. 6,396/16. In addition, Personal has requested the review of the proceedings related to the migration of services operating in the bands that were awarded to it through SC Resolution No. 25/15. As of the date of issuance of these consolidated financial statements, ENACOM has not responded to the request filed.

According to the provisions of Decree No. 1,340/16, the term of the authorizations for the use of frequencies of the Advanced Mobile Communications Service, as well as the corresponding deployment obligations, will be computed from the actual migration of the services currently operating in these bands in Area II (AMBA) (Additional information on the impact on Personal is disclosed in Note 3.i) and Note 18.f) to the consolidated financial statements as of December 31, 2016).

NORTEL INVERSORA S.A.

On January 18, 2017, Personal filed a letter to ENACOM expressing its interest in participating in the Auction, Offering or Reattribution procedure/s of frequency bands timely available within the scope provided by Law No 27,078 and consistent regulations, subject to the analysis of the conditions defined at that time. This includes the bands currently attributed to the Mobile Communications Service or Advanced Mobile Communications Service, as thus also any other band which, in the future, be attributed to the provision of such services among other frequencies in bands 2.5-2.6 Ghz, 3.4-3.7 Ghz, 450 Mhz, 600 Mhz, 700 Mhz, 800 Mhz, 850 Mhz, 900 Mhz, 1900 Mhz, AWS, and extended Aws.

On January 31, 2017, Resolution of the Ministry of Communications 171-E 2017 was issued, approving the “Regulations of Refarming with Financial Compensation and Shared Use of Frequencies” (Reglamento de Refarming con Compensación Económica y Uso Compartido de Frecuencias). As a summary, the following provisions can be highlighted:

• Instructs ENACOM to analyze the technical feasibility and implement the allocation to the mobile service, with primary status, of the 450-470 MHz, 698-960 MHz and 2,300-2,400 MHz frequency bands. All of the above is to be used in the provision of SCMA or any other arising from technological developments..

• Provides the preventive suspension of the reception of awarding procedures in 1.427-1.518 and 3300-3600 MHz frequency bands.

• Modifies the spectrum cap, setting it in 140 MHz per provider for each area and/or operating location. For such purposes, the spectrum assigned to each company, its subsidiaries or controlling shareholders, directly or indirectly, or subject to common control or those holding more than 30% of the shares of another company, will be considered if, with such equity interest, holds a position of substantial influence in the decisions of such company. Any other subject or body may be included in the calculation of the spectrum awarded to any other subject or entity assigned to that spectrum when it is understood that any contractual linkage has been entered into to circumvent this limit.

• Instructs ENACOM to modify the “National Scheme of Attribution of Radio Spectrum Bands” (Cuadro Nacional de Atribución de Bandas del Espectro Radioeléctrico – “ER”) for the purpose of making available for MCS providers frequency bands suitable to that end.

• From the publication of the new bandwidth table and its respective channels, MCS providers will have a maximum of 15 working days to request their express assignment. Such allocations shall be made on equal terms and conditions as those required from other providers of similar service in the same band. This provision is complemented by section 9 of Resolution No. 1,034-E/17.

• The regulatory authority is delegated to ENACOM, who will provide the necessary complementary or explanatory rules for a better application of these provisions.

Through the Annex attached to the resolution, the “Refarming Regulation” is approved including a series of definitions that enable to properly understand the scope of the resolution. These definitions include the following:

Economic Compensation (EC): The amount established by ENACOM to be paid by the Authorized Provider for the implementation of the Refarming procedure, calculated on the basis of the values obtained from URV, RV and its application thereto of the relevant discounts according to the Coverage Obligations and other weightings carried out in the approving resolution.

Distinguishes between Provider, Authorized Provider: (licensee to which ENACOM authorizes a new mobile service of high spectral performance using Radio Spectrum frequencies previously authorized for the provision of another fixed or mobile service) and Incoming Provider (licensee that until the approval of the project requesting the re-allocation of frequency use through Refarming, was not providing PCS, SRMC, STM or SCMA. Any entity that, directly or indirectly, is the parent company of, controlled by, or subject to common control with, any entity that is providing PCS, CMRS or AMCS shall not be deemed as Incoming. Notwithstanding this, ENACOM may consider cooperatives or SMEs as Incoming, even when they are providing PCS, SRMC or SCMA in the virtual operator mode).

Reference Value (RV): Value based on the VUR to be calculated for the frequency bands originally assigned for other services.

Unitary Reference Value (URV): The value expressed in US$ cents per MHz per inhabitant, which will be the multiplication factor of the bandwidth and population of each of the localities covered by each submitted Project, for the purpose of the RV.

NORTEL INVERSORA S.A.

Principles of the Reclassification Procedure (Refarming): It will only be applicable to Frequency Bands for which, according to ENACOM opinion, there is “commercial availability of the technology ecosystem”. ENACOM will be entitled to determine, to its exclusive judgment, whether the applicant meets the necessary conditions for the provision of the services involved. It will also be empowered to impose coverage obligations and specific service goals. On the other hand, the authorizations resulting from the Refarming procedure may have extension terms similar to those of equivalent services.

The Refarming project: Each provider who requests the re-qualification of the RE having a use other than the one originally assigned must submit a project including at least:

• Description of the bands

• Area of coverage and affected localities

• Population

• Bandwidth

• 15-year customer estimate and associated Investment Plan

If the Project is approved, ENACOM shall publish it in the Official Bulletin with the level of detail required in the regulation (service plan, location, values, deadlines, etc.).

The deadline for the payment of the Financial Compensation will be 30 working days from the enactment of the Administrative Act. In the case of an SME or cooperative, a payment plan may be requested.

The URV shall be calculated on the basis of the arithmetic average of the final values resulting from auctions carried out in our country for each specific frequency band involved in the refarming procedure expressed in US$ cents per MHz per inhabitant.

In the absence of a national background, the market average retrieved in auctioning processes in each frequency band retrieved from publications of ITU, Organización para la Cooperación y el Desarrollo Económicos (CNUCYD), Conferencia de las Naciones Unidas sobre Comercio y Desarrollo (UNCTAD), among other multilateral organizations of reference, will be adopted. These values should be adjusted by comparative parameters reflecting the differences of scenarios with Argentina (PPP and ARPU). Once the URV is calculated, the next stage is to determine the RV, which is obtained by multiplying the URV of each band by MHz and the population of each location.

The amount of the EC will emerge when applying discounts to the VR, according to the impact in the Discounted Cash Flow (CDF) that coverage obligations and goals of service established by ENACOM may have, as well as the speed of network services deployment calculated from the investment amounts of the first 5 years with respect to the total amount of the Project. In each Project, the provider may propose returning to the State portions of the spectrum not used in the Refarming, which may be applied to deduct the calculated value of the RV.

In addition, ENACOM Resolution No. 1,033-E/17, issued on February 20, 2017 provided to allocate the frequency bands between 905-915 MHz, and 950-960 MHz to the Mobile Service with primary status, and the use of the frequency bands between 905-915 MHz, and 950-960 MHz for the provision of the Advanced Mobile Communications Service.

ENACOM Resolution No. 1,034-E/17, also issued on February 20, 2017, allocated the frequency band between 2,500-2,690 MHz to the Mobile Service with primary status, and the use of the frequency band between 2,500-2,690 MHz for the provision of the Advanced Mobile Communications Service, in addition to current services when their coexistence is possible.

On March 7, 2017 ENACOM Resolution No. 1,299-E/17 was published in the Official Bulletin. This Resolution approved the Refarming Project with Financial Compensation and Shared Use of Frequencies to Nextel Communications Argentina SRL (“Nextel”), to provide the Advanced Mobile Communications Service, granting this company the registration for the provision of such service, and authorizing it to:

●	use frequencies between 905-915 MHz and 950-960 MHz in accordance with the provisions of ENACOM Resolution No. 1,033-E/17 and channels 7 to 10, and 7’ to 10 ‘ in FDD mode, provided in the Annex of Resolution No. 1,034-E/17, for the provision of the Advanced Mobile Communications Service in locations and areas described in the Project approved by the Resolution.

●	use frequencies between 2,550-2,560 MHz, and between 2,670-2,680 MHz exclusively for migrating users from pre-existing services, for a 2-year period, term in which it should additionally resolve the final destination of those users. Once the migration is completed, or the 2-year term expires, whichever occurs last, Nextel may use channels 11 and 12, and the corresponding 11’ and 12’ in FDD mode, provided in the Annex to Resolution No. 1,034-E/17, for the provision of the Advanced Mobile Communications Service in locations and areas described in the Project hereby approved.

NORTEL INVERSORA S.A.

The Resolution provides as URV for the radio spectrum the following bands involved in the project:

●	900 MHz Band = 0,1841 (US$/MHz/inhabitant)

●	2,600 MHz Band = 0,0423 (US$/MHz/inhabitant)

RV for frequencies involved in the Project in FDD mode is set in US$178,419,397 calculated pursuant to Section 7 of MINCOM Resolution No. 171-E/17, based on the URV provided in the foregoing section.

The rule establishes that the following discounts and weighting factors will be applied, which shall be calculated pursuant to section 7 of MINCOM Resolution No. 171-E/17, and which in detail will be used in order to determine the amount of the Financial Compensation that will be part of the agreement to be settled.

●	Discounts:

- The amount equivalent to the frequencies of the spectrum whose return is provided in section 7 therein, and whose value will be calculated according to the URV provided in section 8 herein, as appropriate.

-The amount corresponding to the valuation of the Coverage Obligations provided by section 10 of the regulation.

●	Weighting Factors:

-The speed of networks and service deployment calculated from the amount of investment for the first five years, with respect to the total Project hereby approved.

-The speed of deployment of the Coverage Obligations provided in section 10 therein.

The approved Project has not been published and its implementation is subject to the issuance of the agreement specifying the terms, conditions, goals, obligations and other issues inherent to the provision of Advanced Mobile Communications Service, which is pending of subscription.

Telecom Argentina and Personal, with the assistance of its legal advisors, are analyzing the impact that the application of the provisions of MINCOM Resolution No. 171-E/17, ENACOM Resolution No. 1,034-E/17and ENACOM Resolution No. 1,299-E/17 may have on their business.

(k) SC Resolution No. 1/13 - Contingency plan for service provision in case of emergencies

On April 8, 2013, SC Resolution No. 1/13 was published in the Official Bulletin, establishing that all mobile operators should guarantee the service provision, even in emergency situation or catastrophe, in which case the normal service provision must be restored in a maximum period of one hour. Mobile operators must, in all cases, prioritize the access to emergency services in the affected areas.

In addition, SC Resolution No. 1/13 established that mobile operators present within 45 days a Contingency Plan for emergency situations, for purposes of guaranteeing the continuity of services in such circumstances.

As of the date of issuance of these consolidated financial statements, Personal has appealed SC Resolution No. 1/13 exposing the arguments by which the mentioned resolution should be released. However, Personal has met its commitment to present a Contingency Plan for emergency situations.

On January 26, 2015, the CNC provided comments on Personal’s Contingency Plan and also required the reporting of the measures chosen to implement the Plan and the status thereof. Personal filed to AFTIC a new Contingency Plan with the required amendments. As of the date of issuance of these consolidated financial statements, the Regulatory Authority has not pronounced on this matter.

(l) SC Resolution No. 5/13 – Telecommunication service quality regulation

On July 2, 2013, SC Resolution No. 5/13 was published in the Official Bulletin. This Resolution approved a “telecommunication service quality regulation”, establishing, among others, new quality parameters required for telecommunication services provided through mobile and fixed public networks, for all the operators in Argentina, as well as the obligation to provide periodic information to the CNC.

CNC Resolution No. 3,797/13 was published in the Official Bulletin on November 13, 2013, supplementing SC Resolution No. 5/13 and approving the Audit Procedures and Technical Verification of Service Quality Regulation of Telecommunications Services Manual.

Pursuant to the provisions of CNC Resolution No. 3,797/13, Telecom Argentina and Personal have submitted their respective “Technical Reports” (detailed technical specifications of the measurement process) and have made their submissions providing the required information pursuant to the provisions of SC Resolution No. 5/13.

NORTEL INVERSORA S.A.

On August 14, 2014 the CNC notified Telecom Argentina and Personal that the audits and technical verifications that the Regulatory Authority shall perform on the supply of services regarding licenses of Telecom Argentina and Personal will be performed following the processes and methods of measurement exhibited in the respective presentations of the “Technical Reports”. The CNC also notified Telecom Argentina that these shall be carried out using the principles set forth in SC Resolutions No.5/13 and CNC No.3,797/13. Notwithstanding, the CNC developed verification tasks of the mobile services by means of tests of calls and data with measuring mobile devices in different locations of the country using procedures different from those defined in the Quality Regulation and published the results at “quenosecorte.gob.ar”.

Within the scope of said verifications, the CNC initiated penalty processes against Personal for alleged non-compliance with CNC Resolution No. 3,797/13. The Management of Personal has in a timely basis submitted its solid legal defense against these claims.

Since the enforceability of this Resolution is subject to the compliance of certain steps for its implementation with the previous approval of the Regulatory Authority, Telecom Argentina and Personal have carried out the corresponding reservations of their rights in each of their submissions. In addition, Telecom Argentina has stated in its different submissions that, due to the special circumstances that affected its tariff structure, the compliance of the burdensome operative and customer service parameters set forth in SC Resolution No. 5/13 should not apply.

(m) Regulation of Virtual Mobile Operators

SC Resolution No. 68/14, published in the Official Bulletin on October 28, 2014, approved the Regulation of Virtual Mobile Operators (“VMO”) and the Basic Requirements for VMO Agreements. Among its provisions, the Resolution states that the Network Mobile Operators (“NMO”) that have spectrum and infrastructure, shall annually file a reference offer for those interested in providing services as VMO, in which they will set forth the technical and economic conditions, which shall be reasonable and non-discriminatory. The Resolution also provides the modalities and procedures for the provision of such services. According to Article 2 of the Annex of the Resolution, the Regulation is applicable to SCMA.

Ministry of Communications Resolution No. 38/16, issued on May 5, 2016, approved the new Regulation of Virtual Mobile Operators (“VMO”) and revoked SC Resolution No. 68/14, which had approved the Regulation of Virtual Mobile Operators previously provided by former SC.

The mentioned Resolution provides that Network Mobile Operators (“NMO”), which have spectrum and infrastructure (among them, Personal), must submit, within 120 calendar days since the Resolution publication, a Reference Offer (“the RO”) for those interested in providing VMO services. The RO must be published annually in the NMO and on the Regulatory Authority oficial web site, and shall provide the economic and technical conditions (that will be freely established between the parties, reasonable, and non-discriminatory), clearly detailing the prices and conditions of each of the benefits and services to be provided.

This new Regulation is applicable for Mobile Communications Service (SCM), which includes Mobile Telecommunication Services (STM), Cellular Mobile Radio-communications Services (SRMC), Personal Communications Services (PCS) and Mobile Advanced Communications Services (SCMA). The Resolution also provides the procedures for the Services Agreements subscription between the NMO and the VMO, which will determine the terms and conditions under which the NMO will provide telecommunications network access and, where appropriate, telecommunications network interconnection the VMO.

On September 1, 2016, Personal filed a presentation to the Ministry of Communications through which it exposed substantial grounds for finding essential the suspension of the deadline for submission of the OR provided in Section 2 of Ministry of Communications Resolution No. 38/16, until the 700MHz frequencies comprising Lot 8 (awarded and paid by Personal) were in full conditions of use and until the spectrum of Lot 1 of the Frequency Bands Public Auction developed by SC Resolution No. 38/14 was allocated and “on-air”. Through the mentioned presentation it was also requested: a) the removal of Section 10 of Annex I of the above-mentioned rule (which does not allow agreements with VMO on an exclusive basis); b) that ENACOM enclose interference measurements carried out in the 700MHz Band awarded to Personal; and c) that ENACOM informs whether it has definitively resolved all the claims filed by the users of such band.

Notwithstanding its presentation, on January 12, 2017, ENACOM charged Personal for for non- compliance with the RO presentation. Personal has submitted its discharge rejecting the accusation and has submitted its RO, which validity is subject to the resolution of the legal issues exposed in its submissions.

NORTEL INVERSORA S.A.

(n) Decree No. 798/16: National Plan for the Development of Competitiveness Conditions and Quality of Mobile Communications Services

Decree No. 798 published in the Official Bulletin on June 22, 2016 – issued within the scope of the Ministry of Communications– approved the National Plan for the Development of Competitiveness Conditions and Quality of the Mobile Communications Services, which has its strategic focus on encouraging greater efficiency in the market, with quality services at fair and reasonable prices.

The above mentioned plan provides that within 90 days the Ministry of Communications shall, i) start the process of adaptation of the scheme approved by Resolution SC No. 157/97 (CPP scheme) to the provisions of the LAD; ii) update the General Regulation of MCS customers along with the process initiated by the Resolution SC No. 12/13, proving for the existence of mechanisms that would allow customers to access information about the quality of the service and to get benefits and/or compensation in their services in case of non-compliance with the established quality standards; (iii) start the process of adaptation of the “Regulation on Administration, Management and Control of Frequency Bands” (Reglamento sobre Administración, Gestión y Control del Espectro Radioeléctrico”), to the provisions of the LAD, in order to introduce greater competitiveness in all services; (iv) update the “National Scheme for the Granting of Frequency Bands” (Cuadro Nacional de Atribución de Bandas del Espectro Radioeléctrico) so as to increase the availability of frequencies for the provision of mobile communications services, for which purpose the procedures provided in section 30 of the LAD will be initiated; v) incorporate to the “Universal Service General Regulation” (Reglamento General del Servicio Universal) approved by Resolution ENACOM No. 2.642/16, the granting of priority to consider -in programs with SU Funds- projects eligible to be developed in those Municipalities which have adopted the legislation proposed in the “Code of Good Practices for the Deployment of Mobile Communication Networks” (Código de Buenas Prácticas para el Despliegue de Redes de Comunicaciones Móviles) provided by the “Argentine Federation of Municipalities and the Operators of Mobile Communications” (Federación Argentina de Municipios y los Operadores de Comunicaciones Móviles”) and supported by the former SC of the former Ministry of Federal Planning, Public Investment and Services on August 20, 2009, or those contemplating rules of similar characteristics that would not prevent, in fact or Law, the deployment of such networks; (vi) develop a National Contingency Plan for disaster situations; and (vii) Update the National Interconnection Regulations and Licensing for Telecommunications Services and the Scheme of Portability Number approved by Resolution SC No. 98/10.

This Decree also provides that the Ministry of Communications, through the ENACOM, shall, in a 60-calendar-day term, prepare measurement protocols that would enable to show the quality perception of MCS users, taking into account UIT parameters, and review and update quality standards for the ICT service networks through all the corresponding areas.

In addition, the ENACOM shall perform measurements of non-ionizing radiations in order to control that these remain within non-harmful levels to human health, and the “Administration Agency for State Property” (Agencia de Administración de Bienes del Estado - AABE) shall in its role as governing Body of the state property policy, perform procedures and administrative acts and relevant contracts to grant the use for valuable consideration of terraces, roofs, towers, solar and/or any installation, plant or property sector of the State that are suitable for the installation of supporting structures of antennas, equipment and installations associated with telecommunications, information technologies and communications and/or audiovisual communication services. The AABE will make available for the licensees of such services and for independent companies sharing passive infrastructure, the listing of state properties potentially suitable for such facilities.

Among other aspects, the Decree provides that, as a way to encourage the rapid deployment of networks and the infrastructure sharing, rent fees will not be charged for a 1-year period for the use of state property in which base stations are installed within 3 months of publication of the rule in the Autonomous City of Buenos Aires, or within 6 months in the rest of the country. Under the same condition, this period will be extended to 3 years when the infrastructure is shared by two Mobile Services Licensees, and to 4 years when it is shared by more than two. Identical benefit will be granted if it is a sharing independent company of passive infrastructure, and the above conditions are met.

In this regard, it is worth mentioning the agreement signed on April 27, 2016 between Personal, AMX Argentina S.A., Telefónica Móviles Argentina S.A., the Ministry of Communications and the Government of the City of Buenos Aires, to facilitate the deployment of network infrastructure in the area of Comuna 1 of the Autonomous City of Buenos Aires, including the use of roofs and luminaries of the GCBA.

As of the date of issuance of these financial statements, the issuance of the rules regulating the above mentioned provisions is still pending.

NORTEL INVERSORA S.A.

Through Resolution No. 5/2017 of the Ministry of the Interior, Public Works and Housing Court of Appraisals of the Nation (February 1, 2017), initial monthly rent fees for the year 2017 were approved, for the use against payment of terraces, roofs, solar towers or any installation, plant or sector of state property that are suitable for the installation of supporting structures of antennas, equipment and installations associated with telecommunications, information technologies and communications and audiovisual communication services.

(o) Mobile Services Parcial Interruption

On October 5, 2016, while upgrading some Personal’s network equipment, an equipment failure caused difficulties in establishing voice communications in some random areas for approximately five hours. The rest of the mobile services, such as data, were not affected. Clients could continue communicating by data instant messaging and other applications without inconveniences. The failure affected approximately one million mobile subscribers across the country.

Due to this partial interruption, during October 2016, Personal subsidized to its prepaid subscribers a full day of calls to other Personal’s subscribers and also subsidized to postpaid subscribers a full day of their monthly charges.

(p) “Tax Stability” principle: impact of variations in Social Security contributions

On March 23, 2007, the SC issued Resolution No. 41/07 relating to the impact of variations in social security contributions occurring after November 8, 1990 and the proposed use for the resulting savings and increases in contribution rates that have occurred.

Telecom Argentina had recorded a liability related to the savings caused by reductions in the levels of social security contributions initially earmarked for the argentina@internet.todos Program. The mentioned savings were substantially generated during fiscal year 2000. Resolution No. 41/07 allowed Telecom Argentina to recover the increases in social security contributions that it has to pay as a consequence of the increase in social contributions rates.

Within this context and considering applicable the principle of tax stability provided by the Transfer Agreement approved by Decree No. 2,332/90, the Resolution authorized the aforementioned savings being offset with the amounts arising from the application of the mentioned increases.

The offset of both concepts and the determination of a balance, were subject to the audit results performed by the Regulatory Authority according to the information provided by Telecom Argentina. The mentioned audit was performed during the third quarter of 2007. Telecom Argentina took knowledge of the proceedings, in which the CNC recognized a receivable arising from increases in social contributions within the scope of Resolution No. 41/07, and cancelled payables arising from reduction in social contributions taxes with the Regulatory Authority and other sanctions imposed to Telecom Argentina.

As of December 31, 2016, Telecom Argentina has a net receivable of $34 which, in addition to the receivable of $23 corresponding to the IDC as explained in (q) below, is included in the line item “Other receivables”.

Since Resolution No. 41/07 provides Telecom Argentina the right to offset receivables with existing and/or future regulatory liabilities and, given Telecom Argentina’s intention to exercise this right, the receivable was recorded net of several provisions. As of December 31, 2016, the provisions which can be offset with the receivables arising from Resolution No. 41/07 and from IDC amounted to $57.

It is worth mentioning that since December 2008, Telecom Argentina continued its practice of billing customers for the increases in its social security contribution rate accrued from October 2008, applying the same method used to bill the IDC.

(q) Tax on deposits to and withdrawals from bank accounts charged to customers

On February 6, 2003, the Ministry of Economy, through Resolution No.72/03, defined the method to allow, going forward, rate increases on Basic Telephone Services reflecting the impact of the IDC. The amount of tax charged must be shown separately in customers’ bills. Telecom Argentina has determined the existence of a remaining unrecovered amount of approximately $23 that arose before the issuance of Resolution No. 72/03. Telecom Argentina planned to claim such amount within the rate renegotiation process (see (r) below).

In April 2007, Telecom Argentina provided the CNC with supporting documentation about this amount and in May 2007 filed its preliminary economic evaluation to the Regulatory Authority. Telecom Argentina took knowledge of the Regulatory Authority’s documentation which corroborates the amount claimed by Telecom Argentina and provides a similar offsetting method pursuant to Resolution No. 41/07 (as described in (p) above). As a result, Telecom Argentina recorded as “Non-current Other receivable” a total of $23. This receivable is also included in the provisions for regulatory matters described above.

NORTEL INVERSORA S.A.

(r) Renegotiation of agreements with the Argentine government

Convertibility period of the peso to the US dollar: dollarization rates.

On November 28, 1991 Telecom Argentina and Telefónica signed an agreement with the Argentine government related to the rate regime, which was ratified by Decree No. 2,585/91 and was effective from December 18, 1991. The most relevant aspects included in this agreement that amended the rate regime provided by the Transfer Agreement were:

1. The rate, measured in basic telephone pulses, was set in US dollars, adjustable twice a year (April and October) based on the variation of the U.S. C.P.I. (all items). These rate adjustments did not require the prior approval of the Regulatory Authority. Since 2000 these rate adjustments were not applied according to agreements signed with the SC, which delayed its implementation. Subsequently, in October 2001, an injunction prevented the continuity of application, as indicated in o) above.

2. The customers billing continued performing in local currency.

Rates pesification: regulated public services rates freezing

On January 6, 2002, the Argentine government enacted Law No.25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”). This Law, by Article 8, annulled adjustment clauses in dollars or other foreign currencies and indexation clauses based on price index and any other indexation method. As a consequence, from that date Telecom Argentina’s rates were set in pesos at the exchange rate $1 argentine peso per US$ 1. As a consequence, regulated fixed service tariffs remained frozen until the end of the year 2015. Such freezing of tariffs violated the Transfer Contract and regulations that supplemented it.

The Transfer Agreement and the resolution of the regulatory issues that negatively affected the operations of Telecom Argentina since the enactment of the Public Emergency Law and the Exchange Regime System Reform in January 2002 (pesification of rates, lack of compensation for SU features, increased penalties for delays in repairing and installation in fixed telephony, etc.), have not been fulfilled by the Argentine government making it responsible for the damages caused.

Additional information on Telecom Argentina’s tariffs pesification, Letters of Understanding with the National Government / UNIREN and Price Cap are presented in consolidated financial statements of prior years.

(s) Other regulations

“Buy Argentine” Act

According to the provisions of Article 1 of Law No. 25,551, which is regulated by Decree No. 1,600/02, Telecom Argentina, as a public fixed telephone service licensee, and their respective direct subcontractors, shall give preference to the purchase or lease domestic goods and services.

Article 2 of the mentioned law provides that a good or service is of domestic origin when it has been produced or extracted in Argentina, provided that the cost of raw materials, supplies or nationalized imported materials do not exceed 40% of the goods or services gross production value.

Article 3 of the mentioned law provides that the preference established in Article 1 to domestic goods or services will apply when, for identical or similar goods or services, under cash payment terms, the price is equal to or lower than the price of imported goods or services, increased by 7% when the offering of the good or services is carried out by companies qualified as SME, and 5% when the offering of the good or services is carried out by other companies. For comparison purposes, the price of imported goods shall include import duties and taxes and all expenses required for its nationalization.

The mentioned law provides that the hiring companies shall announce their tenders in the Official Bulletin as required by the regulation involved, so as to provide all possible bidders timely access to information that enables them to participate in the mentioned tender. It is worth mentioning that the communication provided in the hiring processes law for purchases subject to the Buy Argentine Act, establishes a considerable period prior to the issuance of the purchase order. The mentioned Act also establishes criminal sanctions for non-compliance.

Relating to services acquisitions, Decree No. 1,600/02 refers to Law No. 18,875, which provides the obligation to hire only companies, consultants and domestic professionals, as defined in the mentioned Law. Any exceptions must be approved by the competent Ministry.

NORTEL INVERSORA S.A.

In August 2004, the CNC Resolution No. 2,350/04, approved the “Procedure for the accomplishment of the Buy Argentine Act”, which includes the obligation to submit semiannual affidavits related to the compliance with the Act. The Act provides an administrative sanctions procedure for non compliance with this information procedure.

It is worth mentioning that this Act provides to Telecom Argentina less operational flexibility related to, among other matters, the terms lengthening in tenders, authorizations management prior to acquisitions and higher administrative expenses for the required semiannual information submission.

Regulation Draft for Mobile Communication Service Subscribers

SECTIC Resolution 6-E/16 issued on September 16, 2016 declared the opening of the Procedure provided by the “General Regulation for the Participatory Formulation of Regulations” (Reglamento General para la Elaboración Participativa de Normas) in relation to the draft of “Regulation for Mobile Communication Service Subscribers” (Reglamento de Clientes de los Servicios de Comunicaciones Móviles) published in the Official Bulletin and on the ENACOM website. This Procedure invites citizens to express their opinions and proposals regarding the Regulation draft. The deadline for opinions and proposals submission expired on November 1, 2016. Personal submitted its comments to the Regulation draft.

Amendment Draft to the “Number Portability Regulation”

Through SECTIC Resolution 7-E/16 issued on September 16, 2016, the ICT Secretary declared the opening of the Consultation Document procedure provided by the “General Regulation of Public Hearings and Consultation Documents for Communications” (Reglamento General de Audiencias Públicas y Documentos de Consulta para las Comunicaciones), in relation to the “Number Portability Regulation” Amendment Project. The submission of opinions and proposals deadline expired on October 17, 2016. Personal submitted its opinion to the amendments proposed in the published draft.

Document on “Consultation on Interconnection and ICT Services Network Access”

Through SECTIC Resolution 9-E/16: published on September 22, 2016, the ICT Secretary declared the opening of the procedure provided by the “General Regulation of Public Hearings and Consultation Documents for ICT Services” in relation to the document “Consultation on Interconnection and ICT Services Networks Access”. On October 20, 2016, Telecom Argentina submitted to the ICT Secretary its opinions and proposals for the published consultation.

Identification of Users of the Mobile Communications Service

Through Resolution No. 6-E/16, issued on November 10, 2016, the Ministry of Security and MINCOM, decided jointly to instruct ENACOM to adopt, within a period of 15 days, the necessary measures to identify all Mobile Communications Service users of the country in a Mobile Communications Service Identity Record.

ENACOM Resolution No. 8,507-E/16, published on December 2, 2016, approved the Regulation for the Mobile Communications Services user’s identity validation. Personal is developing the necessary actions and implementations in order to comply with the registration guidelines of its subscribers, provided in this regulation.

“Consultation on ICT Services Licenses Regulation” Document

MINCOM and SECTIC Resolution No. 1-E/17, issued on January 20, 2017, declared the opening of the Consultation Document procedure provided in Annex I of the “General Regulations for Public Hearings and Communications Consultation Documents”, in relation to “ICT Services Licenses Regulation” project.

Blocking Procedure for handsets with Theft or Loss Report and Identification of Irregular IMEIS

ENACOM Resolution No. 2,459/16, published in the Official Bulletin of May 20, 2016, approved the “Terminal Blocking Procedure for handsets with Theft or Loss Report and Identification of Irregular IMEIS”, for the purpose of establishing the obligations to be complied by Mobile Communications Service Providers and Virtual Mobile Operators regarding the blocking of mobile handsets with theft or loss report, and the identification of Irregular IMEIs operating on their networks, as well as the obligations of loading and updating negative databases, or “negative list”.

NORTEL INVERSORA S.A.

The Regulation entered into force since July 6, 2016 and among its main provisions establishes that SCM users should report the theft or loss of their telephone line and its associated ETM to its PSCM, which should block the Telephone line and its last associated IMEI without any exception, by including the latter in its Negative Database (BDN) at the time of receiving the complaint. The PSCM and the MVNO should make available to the users different channels of contact for the receipt of complaints, among which stand out: i) Personalized Attention in branches and customer service centers; Ii) Telephone Assistance, through a unique and free number to which the user must have access both by mobile telephone network and by fixed telephone network; Iii) PSCM Web site.

The PSCM shall exchange their BDNs in order to ensure that the IMEIs contained therein are blocked or enabled in all networks, with a period of EIGHT (8) hours, and shall include the Authority Of Application in the circuit of exchange of registrations, so that the latter updates the Administrative Database, administered by the Application Authority.

The standard establishes control mechanisms in relation to Irregular IMEIs, which provide that the PSCM must arbitrate the necessary means to analyze their networks in order to detect the activity of ETM with Irregular IMEI, for later blocking, providing a Term for its implementation of 180 days, counted from the effective date of the Regulation.

It is also provided that the PSCM should block and include in their BDN all invalid IMEI detected. For the cases of the ETMs associated with a telephone line prior to the present time, the PSCM shall, within a period of TWO (2) years, block and include in the BDN all invalid IMEI detected in their Networks.

Personal is developing the necessary system implementations in order to comply with the provisions of this Regulation.

Request for preliminary opinion on the eventual case of corporate integration

During 2016 Telecom Argentina’s Management started a project to analyze the technical feasibility of a corporate integration with Personal, in order to simplify the business processes and reduce the cost structure of the Group. Within the framework of this Project, in December 2016, Telecom Argentina and Personal requested to ENACOM a preliminary opinion on the conditions of the transfer of licenses and frequencies of Personal in favor of Telecom Argentina, prior to any corporate integration decision that the Directors of both companies would decide. In February 2017, clarifications were provided on the reasons for the request made. As of the date of issuance of these consolidated financial statements, the Regulator’s response is still pending.

Tuves’ shares purchase option for Núcleo

On October 4, 2016, Núcleo’s Board of Directors authorized the execution of the shares purchase option that TU VES S.A (Chile) granted to Núcleo in order to acquire the controlling interest in Tuves.

On October 6, 2016 Tuves’ shareholders accepted Núcleo’s proposal for executing the shares purchase option (70% Tuves’ total capital), which is subject to the CONATEL’s previous approval.

As of the date of issuance of these consolidated financial statements, the CONATEL has not concluded on this matter.

Note 3 – Significant accounting policies

a)	Going concern

The consolidated financial statements for the years ended December 31, 2016, 2015 and 2014 have been prepared on a going concern basis as there is a reasonable expectation that Nortel and its subsidiaries will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

b)	Foreign currency translation

Items included in the financial statements of each of the Telecom Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Argentine pesos ($), which is the functional currency of all Telecom Group’s companies located in Argentina. The functional currency for the foreign subsidiaries of the Telecom Group is the respective legal currency of each country.

NORTEL INVERSORA S.A.

The financial statements of Telecom Argentina’s foreign subsidiaries (Núcleo, Personal Envíos, Telecom USA and Springville –up to February 2014–) are translated using the exchange rates in effect at the reporting date; for assets and liabilities while income and expenses are translated at the average exchange rates for the year. Exchange differences resulting from the application of this method are recognized in Other Comprehensive Income. The cash flows of foreign consolidated subsidiaries expressed in foreign currencies included in the consolidated statement of cash flows are translated at the average exchange rates for each year.

c)	Foreign currency transactions

Transactions in foreign currencies are translated into the functional currency using the foreign exchange rate prevailing at the date of the transaction or valuation where items are re-measured. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the foreign exchange rate prevailing at the reporting date. Exchange differences are recognized in the consolidated income statement and are included in Financial income/expenses as Foreign currency exchange gains or losses.

d)	Consolidation

These consolidated financial statements include the accounts of Nortel and its subsidiaries over which it has effective control (Telecom Argentina, Personal, Núcleo, Micro Sistemas, Telecom USA, Personal Envíos and Springville –up to February 2014–) as of December 31, 2016, 2015 and 2014.

Control exists when the investor (Nortel) has power over the investee; exposure, or rights, to variable returns from its involvement with the investee and has the ability to use its power to affect the amount of the returns. Subsidiaries are fully consolidated from the date on which control is transferred to Nortel. They should be deconsolidated from the date that control ceases.

In the preparation of the consolidated financial statements, assets, liabilities, revenues and expenses of the consolidated companies are consolidated on a line-by-line basis and non-controlling interests in the equity and in the profit (loss) for the year are disclosed separately under appropriate captions, respectively, in the consolidated statement of financial position, in the consolidated income statement and in the consolidated statement of comprehensive income.

All intercompany accounts and transactions have been eliminated in the preparation of the consolidated financial statements.

Financial year-end of all the subsidiaries’ financial statements coincides with that of the Parent and are prepared as of the same closing date and in accordance with the same accounting policies.

e)	Revenues

Revenues are recognized to the extent that it is considered probable that economic benefits will flow to the Telecom Group and their amount can be measured reliably. Final outcome may differ from those estimates.

Revenues are stated net of discounts and returns.

The Telecom Group discloses its revenues into two groups: services and equipment. Service revenues are the main source of income for the Telecom Group and are disclosed by nature: Voice services, Internet services and Data transmission services. This classification of revenues is given by different commercial offers and products, type of contracts and kind of customers. Equipment sales represent a precursor of the mentioned service revenues; therefore, the Group only sells equipment to customers and, from time to time, the Management of Personal and Núcleo decide to sell mobile handsets at prices lower than their respective costs in order to acquire new contracts with a minimum non-cancelable period of permanence.

Other income mainly includes penalties collected from suppliers which are realized in the ordinary course of business but are not the main business objective.

The Telecom Group’s principal sources of revenues are:

Fixed telecommunication services and products

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and monthly fees for additional services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

NORTEL INVERSORA S.A.

Revenues are recognized when services are rendered. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the year.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable. Revenues derived from other telecommunications services, principally network access, long-distance and airtime usage, are recognized on a monthly basis as services are provided.

Revenues from the sale of prepaid calling cards are recognized on the basis of the minutes used, at the contract price per minute, or when the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue on prepaid calling cards” under Deferred revenues line item in the statement of financial position.

Interconnection charges represent amounts received by Telecom Argentina from other local service providers and long-distance carriers for calls that are originated on their networks and transit and/or terminate on the Telecom Argentina’s network. Revenue is recognized as services when they are provided.

Traffic revenues from interconnection and roaming are reported gross of the amounts due to other telecommunication operators.

Non-refundable up-front connection fees for fixed telephony, data and Internet services that are non-separable from the service are accounted for as a single transaction and deferred (as well as the related costs not in excess of the amount of revenues) over the term of the contract or, in the case of indefinite period contracts, over the average period of the customer relationship (approximately 8 years in the case of fixed telephony’s voice services).

Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period up to an amount equal to or less than the amount of deferred revenues. Generally, reconnection revenues are higher than its associated direct expenses.

Revenues from sales of goods, such as telephone and other equipment, are recognized when the significant risks and rewards of ownership are transferred to the buyer.

Revenues on construction contracts are recognized based on the stage of completion (percentage of completion method). When the outcome of a construction contract can be estimated reliably, contract revenue and contract costs associated with the construction contract are recognized as revenue and expenses respectively by reference to the stage of completion of the contract activity at the end of the reporting period. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable.

No revenue or costs on construction contracts were recorded for years 2016 and 2015, respectively.

Revenue on construction contracts recognized in the year ended December 31, 2014 amounted to $7. The 2014 agreement provides finance within 48 months from November 2014, the date when the implementation of the project was effective. As of December 31, 2016, $17 are receivables.

Cost on construction contracts recognized in the year ended December 31, 2014 amounted to $6

Revenue from international telecommunications services mainly includes voice and data services and international point-to-point leased circuits. Revenues from international long-distance service reflect payments under bilateral agreements between Telecom Argentina and foreign telecommunications carriers, covering inbound international long-distance calls. Revenues are recognized as services when they are provided.

Data and Internet revenues mainly consist of fixed monthly fees received from residential and corporate customers for data transmission (including private networks, dedicated lines, broadcasting signal transport and videoconferencing services) and Internet connectivity services (dial-up and broadband). These revenues are recognized as services when they are rendered.

NORTEL INVERSORA S.A.

Mobile telecommunication services and products

Telecom Group provides mobile services throughout Argentina via cellular and PCS networks. Cellular fees consist of monthly basic fees, airtime usage charges, roaming, charges for TLRD, CPP charges and additional charges for VAS, including call waiting, call forwarding, three-way calling, voicemail, SMS, GPRS, Mobile Internet and for other miscellaneous cellular services. These revenues are recognized as services when they are rendered.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from the corresponding accounts receivable.

Revenues from the sale of prepaid calling cards are recognized on the basis of the traffic used, at the contract price per minute, or when the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue on prepaid calling cards” under Deferred revenues line item in the statement of financial position.

Revenues from sales of goods, such as handsets, sim cards, tablets, smartphones and other equipment are recognized when the significant risks and rewards of ownership are transferred to the buyer.

Personal and Núcleo offer to their subscribers a customer loyalty program. Under such program Personal and Núcleo grant award credits as part of the sales transactions which can be subsequently redeemed for goods or services provided by Personal and Núcleo or third parties. The fair value of the award credits is accounted for as deferred revenue, and recognized as revenue when the award credits are redeemed or expire, whichever occurs first. Those revenues are classified as service or goods revenues depending on the goods or services redeemed by the customers.

Applicable to both fixed telephony and mobile telephony, for offerings including separately identifiable components (as equipment and service), Telecom Argentina and its subsidiaries recognize revenues related to the sale of the equipment when it is delivered to the final customer whereas service revenues are recorded when rendered. The total revenue generated by this type of transactions is assigned to the separately identifiable units of accounting based on their fair values, provided that the total amount of revenue to be recognized does not exceed the contract revenue. IFRS does not prescribe a specific method for such assignation of revenue. However, telecommunications industry practice generally applies the method known as “residual method”, which was used in the preparation of the present consolidated financial statements. The “residual method” requires identifying all the components that comprise a transaction and allocating its fair value on an individual basis to each of them. Under this method, the fair value of a delivered item (which could not be individually determined) is determined as the difference between the total arrangement consideration and the sum of the fair values of those elements for which fair value can be estimated on a stand-alone basis.

f)	Financial instruments

f.1) Financial assets

Financial assets and liabilities, on initial recognition, are measured at transaction price as of the acquisition date. Financial assets are derecognized in the financial statement when the rights to receive cash flows from them have expired or have been transferred and the Company and the Telecom Group have transferred substantially all the risks and benefits of ownership.

Upon acquisition, in accordance with IFRS 9, financial assets are subsequently measured at either amortized cost, or fair value, on the basis of both:

(a) the entity’s business model for managing the financial assets; and

(b) the contractual cash flow characteristics of the financial asset.

A financial asset shall be measured at amortized cost if both of the following conditions are met:

(a) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows, and

(b) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Additionally, for assets that met the abovementioned conditions, IFRS provides for an option to designate, at inception, those assets as measured at fair value if doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

NORTEL INVERSORA S.A.

A financial asset that is not measured at amortized cost according to the paragraphs above is measured at fair value.

Financial assets include:

Cash and cash equivalents

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed three months.

Cash and cash equivalents are recorded, according to their nature, at fair value or amortized cost.

Time deposits are valued at their amortized cost.

Investments in other short-term investments are carried at fair value. Gains and losses are included in financial results as other short-term investment gains. During 2016 and 2015, Personal acquired other short-term investments whose main underlying asset is adjustable to the variation of the US$/$ exchange rate (dollar linked).

Investments in Lebacs are valued at amortized cost.

Trade and other receivables

Trade and other receivables classified as either current or non-current assets are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less allowances for doubtful accounts.

Investments

During 2016, Telecom Argentina received in payment certain Provincial Government bonds denominated in argentine pesos (Provincia de Mendoza and Provincia de Buenos Aires) that bear interests in argentine pesos. These Provincial Government bonds are valued at amortized cost and their results are included in Financial results as investment gains.

Those National, Provincial and Municipal Governments bonds denominated in foreign currency whose initial intention is to keep them until their maturity, are measured at amortized cost and bear an interest in foreign currency. In this particular case, Management estimated the US dollar denominated cash flows to be generated until maturity and compared that amount to the fair value of the instrument in US dollars at the acquisition date. The acquisition cost in US dollars has been adjusted by applying the IRR and the resulting value was converted to Argentine pesos using the exchange rate as of the date of measurement. The exchange differences generated by these bonds are included in Financial expenses as Foreign currency exchange gains or losses.

Likewise, Telecom Argentina and Personal acquired Government bonds during 2015 and 2016. Taking into account the business model chosen to manage these financial assets, and according to the provisions of IFRS 9, these bonds are recorded at their fair value and its results were included in Financial results – Other investments gains.

Núcleo’s purchase option for the 70% interest stake in Tuves Paraguay S.A. is recorded at its fair value through profit or loss according to IFRS 9.

The 2003 Telecommunications Fund is recorded at fair value.

Impairment of financial assets

At every annual or interim closing date, assessments are made as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the consolidated income statement for financial assets measured at cost or amortized cost.

Certain circumstances of impairment of financial assets that the Telecom Group assesses to determine whether there is objective evidence of an impairment loss could include: delay in the payments received from customers; customers that enter bankruptcy; the disappearance of an active market for that financial asset because of financial difficulties; observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets, significant financial difficulty of the obligor, among others.

NORTEL INVERSORA S.A.

f.2) Financial liabilities

Financial liabilities comprise trade payables (excluding Derivatives), financial debt, which include Notes as informed in Note 12 to theses consolidated financial statements, salaries and social security payables (see n) below) and certain other liabilities.

Financial liabilities other than derivatives are initially recognized at fair value and subsequently measured at amortized cost. Amortized cost represents the initial amount net of principal repayments made, adjusted by the amortization of any differences between the initial amount and the maturity amount using the effective interest method.

f.3) Derivatives

Derivatives are used by Telecom Group to manage its exposure to exchange rate and sometimes interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to pre-established operational limits.

All derivative financial instruments are measured at fair value in accordance with IFRS 9.

Derivative financial instruments qualify for Hedge Accounting only when:

a) The hedging relation consists only on hedging instruments and hedged items eligible;

b) Since its inception the hedging relation and the purpose and risk management strategy, are formally designated and documented;

c) the hedge is expected to fulfill the efficacy requirements described in Note 20 – Hedge Accounting.

When a derivative financial instrument is designated as a cash flow hedge (the hedge of the exposure to variability in cash flows of an asset or liability, a firm commitment or a highly probable forecasted transaction) the effective portion of any gain or loss on the derivative financial instrument is recognized directly in OCI. The cumulative gain or loss is removed from OCI and recognized in the consolidated income statement at the same time as the hedged transaction affects the consolidated income statement. The gain or loss associated with the ineffective portion of a hedge is recognized in the consolidated income statement immediately. If the hedged transaction is no longer probable, the cumulative gains or losses included in OCI are immediately recognized in the consolidated income statement.

If hedged item is a prospective transaction that results in the recognition of a non-financial asset or liability or a firm commitment, the cumulative gain or loss that was initially recognized in OCI is reclassified to the carrying amount of such asset or liability.

If Hedge Accounting is not appropriate, gains or losses arising from the fair value measurement of derivative financial instruments are directly recognized in the consolidated income statement.

For additional information about derivatives operations during 2016 and 2015, see Note 20.

g)	Inventories

Inventories are measured at the lower of cost and estimated net realizable value. Cost is determined on a weighted average cost basis. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Allowances are made for obsolete and slow-moving inventories.

From time to time, the Management of Personal and Núcleo decide to sell mobile handsets at prices lower than their respective costs. This strategy is aimed at achieving higher service revenues or at retention of high value customers by reducing customer access costs while maintaining the companies’ overall mobile business profitability since the customer subscribes a monthly service contract for indefinite period with a minimum period of permanence and, if the contract is abandoned in advance, the mobile company has the right to cancel, totally or partially, the bonus granted to the customer at the beginning of the contractual relationship. For the estimation of the net realizable value in these cases Telecom Argentina considers the estimated selling price in normal course of business less applicable variable selling expenses plus the expected margin from the service contract signed during its minimum non-cancelable term.

h)	PP&E

PP&E is stated at acquisition or construction cost. Subsequent expenditures are capitalized only when they represent an improvement, it is probable that future economic benefits associated with the item will flow to Telecom Argentina and the cost of the item can be measured reliably.

All other subsequent costs are recognized as expense in the period in which they are incurred, unless they are improvements. When a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items if they are significant.

NORTEL INVERSORA S.A.

PP&E cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized in the statement of financial position under Provisions line item at its present value. These capitalized costs are depreciated and charged to the consolidated income statement over the useful life of the related tangible assets in the Depreciation and amortization item line.

The accounting estimates for dismantling costs, including discount rates, and the dates in which such costs are expected to be incurred are annually reviewed. Changes in the above liability are recognized as an increase or decrease of the cost of the relative asset and are depreciated prospectively.

Depreciation of PP&E is calculated on a straight-line basis over the ranges of estimated useful lives of the assets; the ranges of the estimated useful lives of the main PP&E are the following:

Asset	Estimated useful life (in years)
Buildings received from ENTel	35
Buildings acquired subsequent to 11/8/90	50
Tower and pole	10 – 15
Transmission equipment	3 – 20
Wireless network access	3 – 10
Switching equipment	5 – 7
Power equipment	7 – 15
External wiring	3 – 20
Computer equipment and software	3 – 5
Telephony equipment and instruments	5
Installations	2 – 10

The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously taking into account, among others, technological obsolescence, maintenance and condition of the assets and different intended use from previous estimates. The effect of such changes is recognized prospectively in the consolidated income statement.

i)	Intangible assets

Intangible assets are recognized when the following conditions are met: the asset is separately identifiable, it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably.

Intangible assets with a finite useful life are stated at cost, less accumulated amortization and impairment losses, if any.

Intangible assets with an indefinite useful life are stated at cost, less accumulated impairment losses, if any.

Intangible assets comprise the following:

- Subscriber acquisition costs (“SAC”)

Direct and incremental costs incurred for the acquisition of new subscribers with a minimum contractual period are capitalized when the conditions for the recognition of an intangible asset are met.

The cost of acquiring postpaid and “cuentas claras” subscribers in mobile telephony and broadband customers in fixed telephony meet the conditions established by IFRS for its recognition as intangible asset, since these contracts establish a minimum contractual period, which guarantees minimum monthly income by installments and, in the event of early cancellation, grants the right to cancel bonuses granted at the beginning of the contractual relationship (i.e, equipment bonuses). SAC are mainly related to the mobile services; and are mainly comprised of upfront commissions paid to third parties and, to a lower extent, of subsidies granted to customers on the sale of handsets.

In all other cases, subscriber acquisition costs are expensed when incurred.

Capitalized SAC are amortized on a straight-line basis over the term of the contract with the customer acquired.

On August 17, 2016, Law No. 27,265 (in force since August 29, 2016) was published in the Official Bulletin incorporating an amendment to Law No. 24,240 of Consumer Protection. This incorporation (in Section 10 quárter) establishes the prohibition of “collection of advance notice, advance month and/or any other concept, by service providers, including public services, in the cases of unsubscription request made by subscribers, either in a personal, telephonic, electronic or similar way” In this sense, since last quarter of 2016, Telecom Argentina complies with these regulations, where applicable, and Telecom Argentina’s Management will continue assessing the effects of the new regulations in its SAC capitalization policies.

NORTEL INVERSORA S.A.

- Service connection or habilitation costs

Direct costs incurred for connecting customers to the network are accounted for as intangible assets and then amortized over the term of the contract with the customer if required conditions are met. For indefinite period contracts, the deferral of these costs is limited to the amount of non contingent revenue from the customer and expensed over the average period life of the customer relationship. Costs exceeding that amount are expensed as incurred. Connection costs are generated mainly for the installation of fixed lines and amortized over an average period of 8 years.

- 3G/4G licenses

As described in Note 2.j, it includes 3G and 4G frequencies awarded by the SC to Personal in November 2014 and June 2015. In accordance with Article 12 of the Auction Terms and Conditions they were granted for a period of 15 years as from the date of awarding notification. After this deadline, the Regulatory Authority may extend the term at Personal´s request. The extension of the term, the related cost and conditions shall be defined by the Regulatory Authority.

Consequently, Personal’s Management has concluded that the 3G and 4G licenses have a finite useful life and therefore are amortized under the straight-line method over 180 months.

As a consequence of Section 4 (d) of PEN Decree No. 1,340/16, which is described in Note 2.h), the remaining useful life of the frequencies included in lot 8 of the auction was re-estimated in 4Q16. It was considered that 700 Mhz bands would be released since May 2017 and, in compliance with the mentioned Decree, the period of 15 years from such date was computed. The re-estimation of the period of use of the spectrum generated a reduction of approximately $48 of the depreciations previously recorded during 2016.

- PCS license (Argentina)

Telecom Argentina, based on an analysis of all of the relevant factors, has considered the license having an indefinite useful life since there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

- PCS and Band B licenses (Paraguay)

Initial acquisition costs of Núcleo’s PCS and Band B licenses were amortized under the straight-line method over 120 months. These licenses were successively renewed for a period of 5 years, estimating the finalization of its amortization during year 2017.

- Internet and data transmission license (Paraguay)

Núcleo’s license 60 years amortization was finished in fiscal year 2016.

- Rights of use

Telecom Argentina purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a specified period of time. Acquisition costs are capitalized as intangible assets and amortized over the terms of the respective capacity agreements, generally 180 months.

- Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of Telecom Argentina’s services and products. Amounts capitalized are being amortized over the life of the agreements, with expiration ranging from financial year 2009 to financial year 2028.

- Customer relationships

Customer relationships identified as part of the purchase price allocation performed upon the acquisition of Cubecorp Argentina S.A. (a company engaged in data center business) in financial year 2008, are being amortized over the estimated duration of the relationship for customers in the data center business (180 months).

NORTEL INVERSORA S.A.

j)	Leases

Finance leases

Leases that transfer substantially all the risks and benefits incidental to ownership of the leased asset are classified as finance leases. Telecom Argentina recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Subsequently, minimum lease payments are apportioned between a finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents, if any, are charged as expenses in the periods in which they are incurred.

The depreciation policy for depreciable leased assets is consistent with that for depreciable assets that are owned.

As of December 31, 2016 the Telecom Group hold finance leases which represents current commercial liabilities in the amount of $47 and non-current commercial liabilities of $11. The total payable at these leases’ maturity amounts to $61. PP&E related to these financial leases and several of the mentioned leases contracts characteristics as of December 31, 2016 are detailed below:

	Book value	Lease term	Depreciation
PP&E – Computer equipment	77	3 years	3 years
Accumulated depreciation	(37)
Net carrying value as of December 31, 2016	40

Operating leases

Lease payments under an operating lease are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative.

In the normal course of business, Telecom Argentina leases cell sites, switch sites, satellite capacity and circuits under various non-cancellable operating leases that expire on various dates through 2028. Rental expenses are included under Interconnection costs and other telecommunication charges and Other operating expenses items lines in the consolidated income statements.

k)	Impairment of intangible assets and PP&E

At least annually, Telecom Argentina assesses whether there are any indicators of impairment of assets that are subject to amortization. Both internal and external sources of information are used for this purpose. Internal sources include, among others, obsolescence or physical damage of the asset, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include, among others, the market value of the asset, changes in technology, markets or laws, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Telecom Group over market capitalization.

The carrying value of an asset is considered impaired by Telecom Argentina when it is higher than its recoverable amount. In that event, a loss shall be recognized in the statement of income.

The recoverable value of an asset is the higher of its fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the evaluated asset.

Where it is not possible to estimate the recoverable value of an individual asset, Telecom Argentina estimates the recoverable value of the cash-generating unit to which the asset belongs. Telecom Argentina considers each legal entity of the Group as a cash-generating unit.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded if no impairment loss had been recognized. The reversal of an impairment loss is recognized as income in the consolidated income statement.

Intangible assets with an indefinite useful life (including intangible assets under development or not ready to use) are not subject to amortization and are tested at least annually for impairment. The only intangible asset with an indefinite useful life held by Telecom Argentina as of December 31, 2016 and 2015 is the PCS license (Argentina), which is entirely allocated to the Personal Mobile Service operating segment. Its recoverable amount is determined based on the value in use, which is estimated using discounted net cash flows projections.

NORTEL INVERSORA S.A.

For the years presented, Telecom Argentina estimates that does not exist indicators of impairment of assets that are subject to amortization, with the exception of those referred to in the following paragraphs.

During 2016 and 2015, Telecom Argentina has assessed the recoverability of certain works in progress and materials related to AFA Plus Project, recognizing a $3 and $107 impairment loss, respectively, and recording an impairment for the total book value of the assets involved (Note 17.4). During 2015, Personal recorded an impairment of $49 related to the total amount of works related to the discontinuation of the Orga Gold IT project. During 2016 and 2015, Personal recorded an impairment of $343 and $21, respectively, related to the mobile access modernization and replacement of its cellular network’s access technology in Argentina.

Likewise, in 2016 and 2015, Telecom Argentina and Personal has assessed the recoverability of a group of former work in progress, recording an impairment of $37 and $53 as of December 31, 2016 and 2015, respectively (equivalent to its book value).

The net effects of the constitution and recovery of the mentioned impairments are recorded under “Impairment of PP&E” line item. Additional information disclosed in Note 22.

l)	Other liabilities

●	Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. Telecom Argentina does not sponsor any stock option plan.

Pension benefits shown under Other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability in Telecom Argentina. Benefits consist of the payment of a single lump sum equal to the salary of one month for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits.

The net periodic pension costs are recognized in the income statement, segregating the financial component, as employees render the services necessary to earn pension benefits. However, actuarial gains and losses should be presented in the statements of comprehensive income. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as required by IAS 19 revised. Telecom Argentina does not make plan contributions or maintain separate assets to fund the benefits at retirement.

The actuarial assumptions used are based on market interest rates, past experience and Telecom Argentina’s Management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are the following rates and salary ranges:

	2016	2015	2014
Discount rate (1)	4.8% - 6.2%	6.5% - 8.5%	7.0% - 8.5%
Projected increase rate in compensation (2)	8.0% - 22.5%	12.0% - 26.8%	13.0% - 28.2%

(1) Represents estimates of real rate of interest rather than nominal rate in $.

(2) In line with an estimated inflationary environment for the next three financial years.

Additional information on pension benefits is provided in Note 16.

●	Legal fee

Pursuant to Law No. 26,476 - Tax Regularization Regime (“Régimen de Regularización Impositiva Ley Nº 26,476”), Telecom Argentina is subject to a legal fee which shall be paid in twelve monthly consecutive installments without interest as from final judgment. It is carried at amortized cost.

m)	Deferred revenues

Deferred revenues include:

-	Deferred revenues on prepaid calling cards

Revenues from unused traffic and data packs for unexpired calling cards are deferred and recognized as revenue when the minutes and the data are used by customers or when the card expires, whichever happens first. See Note 3.e. Revenues – Fixed telecommunication services and products.

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-	Deferred revenues on connection fees

Non-refundable up-front connection fees for fixed telephony, data and Internet services that are non-separable from the service are accounted for as a single transaction and deferred over the term of the contract, or in the case of indefinite period contracts, over the average period of customer relationship. See Note 3.e. Revenues – Fixed telecommunication services and products and Mobile telecommunication services and products.

-	Customer Loyalty Programs

The fair value of the award credits regarding Personal and Núcleo’s customer loyalty program is accounted for as deferred revenue, and recognized as revenue when the award credits are redeemed or expire, whichever occurs first. See Note 3.e. Revenues – Mobile telecommunication services.

-	Deferred revenue on sale of capacity and related services

Under certain network capacity purchase agreements, Telecom Argentina sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided. Those revenues are recorded under “Data” line item.

-	Deferred income for CONATEL’s government grants

During 2010 and 2011, the CONATEL awarded to Núcleo public tenders for the expansion of the network infrastructure that provides a platform for access to mobile services and basic services in social interest areas in Paraguay.

Government grants are recognized on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate. In accordance with IAS 20 the government grants related to assets can be presented either in the statement of financial position as deferred income or as a reduction of the carrying amount of related asset. The Telecom Group elected the first alternative provided by the standard considering that recognition as deferred income adequately reflects the business purpose of the transaction. Therefore, the related assets were recognized at the cost incurred by Núcleo in the construction of the engaged infrastructure and the government grant was accounted for as deferred income and recognized in profit or loss starting at the time the infrastructure becomes operative and throughout its useful life.

n)	Salaries and social security payables

Include unpaid salaries, vacation and bonuses and its related social security contributions, as well as termination benefits. See f.2) above for a description of the accounting policy regarding the measurement of financial liabilities.

Termination benefits represent severance indemnities that are payable when employment is terminated in accordance with labor regulations and current practices, or whenever an employee accepts voluntary redundancy in exchange for these benefits. In the case of severance compensations resulting from agreements with employees leaving Telecom Argentina upon acceptance of voluntary redundancy, the compensation is usually comprised of a special cash bonus paid upon signing the severance agreement, and in certain cases may include a deferred compensation, which is payable in monthly installments calculated as a percentage of the prevailing wage at the date of each payment (“prejubilaciones”). The employee’s right to receive the monthly installments mentioned above starts on the date they leave Telecom Argentina and ends either when they reach the legal mandatory retirement age or upon the decease of the beneficiary, whichever occurs first.

o)	Taxes payables

The Company and the Telecom Group are subject to different taxes and levies such as municipal taxes, tax on deposits to and withdrawals from bank accounts, turnover taxes, regulatory fees (including SU) and income taxes, among others, that represent an expense for the Company and the Telecom Group. They are also subject to other taxes over its activities that generally do not represent an expense (internal taxes, VAT, ENARD tax).

If the income tax payments and withholdings exceed the amount to pay for the current tax, the excess shall be recognized as a tax credit, only if it is recoverable.

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The principal taxes that represent an expense for the Company and the Telecom Group are the following:

- Income taxes

Income taxes are recognized in the consolidated income statement, except to the extent that they relate to items directly recognized in Other comprehensive income or directly in equity. In this case, the tax is also recognized in Other comprehensive income or directly in equity, respectively. The income tax expense for the year comprises current and deferred tax.

As per Argentinean Tax Law, income taxes payables have been computed on a separate return basis (i.e., the Company and the Telecom Group are not allowed to prepare a consolidated income tax return). All income tax payments are made by each of the subsidiaries as required by the tax laws of the countries in which they operate. The Company and the Telecom Group record income taxes in accordance with IAS 12.

Deferred taxes are recognized using the “liability method”. Temporary differences arise when the tax base of an asset or liability differs from their carrying amounts in the consolidated financial statements. A deferred income tax asset or liability is recognized on those differences, except for those differences related to investments in subsidiaries that generate a deferred income tax liability, where the timing of the reversal of the temporary difference is controlled by the Company and the Telecom Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets relating to unused tax loss carry forwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred tax assets arising from investment in subsidiaries are recognized when it is probable that the temporary differences will be reversed in the foreseeable future and when future taxable income would be sufficient to apply those temporary differences.

The book value of a deferred tax asset shall be revised at the end of every reporting period. The Company shall reduce the carrying amount of a deferred tax asset if it is probable that future taxable income will not be available to offset the benefits of the deferred tax asset. This reduction shall be reassessed at each reporting period and reversed if it becomes probable that future taxable income to offset the deferred tax asset will be available.

The statutory income tax rate in Argentina was 35% for all years presented. Cash dividends received from a foreign subsidiary are computed on the statutory income tax rate. As per Argentinean Tax Law, income taxes paid abroad may be recognized as tax credits.

Changes in the Income Tax Law

On September 23, 2013, Law No. 26,893 was published in the Official Bulletin. This Law introduced changes to the Income Tax in relation to, among others, the taxability of the share’s purchase/sale results and dividend’s collection. On February 7, 2014, the PEN established regulatory specifications in this area through Decree No. 2,344/13.

●	Results derived from transfers of shares

The effective tax rate applicable for individuals is 15% (for local companies the applicable rate is 35%). Negative results arising from such operations will have the character of specific and can only be offset against future earnings from operations of the same nature.

However, results from the transfer of such securities are exempt from such income tax when they are listed on stock exchange markets authorized by the CNV (as in the case of Telecom Argentina’s shares) and the gains are realized by individuals or undivided estates residents in Argentina.

When both the seller and the buyer are nonresidents, the person liable to pay the tax shall be the buyer of the shares, quotas, equity interests and other securities transferred.

●	Dividend distributions

Dividends and profits paid in cash or in kind —except for stock dividends or quota dividends—,by companies and other entities incorporated in Argentina mentioned in subsection a), paragraphs 1, 2, 3, 6 and 7 and subsection b) of Section 69 of the Income Tax Law, were subject to income tax at a 10% rate, except for dividends received by domestic companies and other domestic entities, which continued to be not subject to income tax. Dividends distributed to nonresidents shall be subject to a 10% withholding tax as an unique and definitive payment. Consequently, any dividend distribution made by the Company and the Telecom Group to its shareholders shall be subject to this broadened tax, except for those beneficiaries that are domestic corporate taxpayers “sujetos empresa” and regardless of, if applicable, the so called “Equalization Tax”.

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Law No. 27,260 repealed the above mentioned provision, as a result of which, as from July 23, 2016 all dividends and profits, in cash or in any kind, made by companies and other entities established in the country (such as the Company), regardless their beneficiary, are not subject to the aforementioned withholding.

The statutory income tax rate in Paraguay was 10% for all years presented. As per Paraguayan Tax Law, dividends paid are computed with an additional income tax rate of 5% (this is the criterion used by Núcleo for the recording of its deferred tax assets and liabilities, representing an effective tax rate of 15%). However, the effect of the additional income tax rate according to the Argentine tax law in force on the undistributed profits of Núcleo is fully recognized as it is considered probable that those results will flow to Personal in the form of dividends.

The statutory income tax rate in the United States was 39.50% for the years ended December 31, 2016, 2015 and 2014.

- Turnover tax

Under Argentine tax law, the Company and the Telecom Group are subject to a tax levied on revenues and other income. Rates differ depending on the jurisdiction where revenues are earned for tax purposes and on the nature of revenues (services and equipment). Average rates resulting from the turnover tax charge over the total revenues were approximately 5.3%, 5.2% and 5.4% for the years ended December 31, 2016, 2015 and 2014, respectively.

- Other taxes and levies

Since the beginning of 2001, telecommunication services companies have been required to make a SU contribution to fund SU requirements (Note 2.i). The SU tax is calculated as a percentage of the total revenues received from the rendering of telecommunication services, net of taxes and levies applied on such revenues, excluding the SU tax and other deductions stated by regulations. The rate is 1% of total billed revenues and adopts the “pay or play” mechanism for compliance with the mandatory contribution to the SU fund.

p)	Provisions

The Telecom Group records provisions for risks and charges when it has a present obligation, legal or constructive, to a third party, as a result of a past event, when it is probable that an outflow of resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

If the effect of the time value of money is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expected cash flows, taking into account the risks associated with the obligation. The increase in the provision due to the passage of time is recognized as “Finance expenses”. Additional information is given in Note 17.

Provisions also include the expected costs of dismantling assets and restoring the corresponding site if a legal or constructive obligation exists, as mentioned in h) above. The accounting estimates for dismantling costs, including discount rates, and the dates in which such costs are expected to be incurred are reviewed annually, at each financial year-end.

q)	Dividends

Dividends payable are reported as a change in equity in the year in which they are approved by the Shareholders’ Meeting.

r)	Finance income and expenses

Finance income and expenses include:

●	interest accrued on the related financial assets and liabilities using the effective interest rate method;

●	changes in fair value of derivatives and other financial instruments measured at fair value through profit or loss;

●	gains and losses on foreign exchange and financial instruments;

●	other financial results.

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s)	Telecom Argentina’s Treasury Shares Acquisition

In connection with the Telecom Argentina’s Treasury Shares Acquisition Process described in Note 19 d) to these consolidated financial statements, Telecom Argentina has applied the guidance set forth in IAS 32, which provides, consistently with the CNV Regulations, that any instruments of its own equity acquired by Telecom Argentina must be recorded at the acquisition cost and must be deducted from Equity under the caption “Treasury shares acquisition cost”. No profit or loss resulting from holding such instruments of own Equity shall be recognized in the income statement. If the treasury shares are sold, the account “Treasury shares acquisition cost” shall be recorded within Equity under the “Treasury shares negotiation premium” caption. If such difference is negative, the resulting amount shall be recorded within Equity under the “Treasury shares negotiation discount” caption.

Effect of Telecom Argentina’s Acquisition of Treasury Shares in Nortel

Telecom Argentina’s Ordinary Shareholders’ Meeting held on April 23, 2013, which was adjourned until May 21, 2013, approved at its second session of deliberations, the creation of a “Voluntary Reserve for Capital Investments” of $1,200, granting powers to Telecom Argentina’s Board of Directors to decide its total or partial application, and to approve the methodology, terms and conditions of such investments.

On May 22, 2013, Telecom Argentina’s Board of Directors approved the terms and conditions of Telecom Argentina’s Treasury Shares Acquisition Process. Pursuant to Section 221 of the LGS, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. In accordance with IFRS, the economic rights of an investor in a company that holds treasury shares must be calculated taking into account the amount of shares held by such investor against the aggregate amount of outstanding shares of the subsidiary/associate. As a result, Telecom Argentina’s treasury shares acquisition has caused Nortel to increase its political and economic rights from 54.74% to 55.60% of the outstanding capital stock of Telecom Argentina as of December 31, 2014.

As of December 31, 2013, Telecom Argentina had acquired 15,221,373 treasury shares, which were carried at their transaction cost of $461, reducing its equity in such amount. This accounting treatment has caused a reduction of Nortel’s investment in Telecom Argentina and a reduction of its equity of $155, which is disclosed in the Equity as “Subsidiary’s treasury shares acquisition effect”.

t)	Earnings per share

Basic earnings per share are calculated by dividing the net income or loss attributable to owners of the Parent by the weighted average number of ordinary shares outstanding during the year (see Note 25).

u)	Use of estimates

The preparation of consolidated financial statements and related disclosures in conformity with IFRS requires Management to make estimates and assumptions based also on subjective judgments, past experience and hypotheses considered reasonable and realistic in relation to the information known at the time of the estimate.

Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the amount of revenues and costs during the year. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

The most important accounting estimates which require a high degree of subjective assumptions and judgments are addressed below:

Financial statement item / area	Accounting estimates
Revenues

Revenue recognition is influenced by:

• the expected duration of the relationship with the customer for deferred revenues regarding upfront connection fees;

• the estimation of traffic measures.

• the legal validity of the changes in certain fixed services prices after LAD enforcement (Note 2.g).

Useful lives and residual value of PP&E and Intangible assets	PP&E and intangible assets, except for indefinite useful life intangibles, are depreciated or amortized on a straight-line basis over their estimated useful lives. The determination of the depreciable amount of the assets and their useful lives involves significant judgment. The Telecom Group periodically reviews, at least at each financial year-end, the estimated useful lives of its PP&E and amortizable intangible assets.

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Financial statement item / area	Accounting estimates
Recoverability of PP&E and intangible assets with finite useful life

At least at every annual closing date, an assessment is made regarding whenever events or changes in circumstances indicate that PP&E and amortizing intangible assets may be impaired.

The recoverable amount is the higher of the fair value (less costs to sell) and its value in use. The identification of impairment indicators and the estimation of the value in use for assets (or groups of assets or cash generating units) require management to make significant judgments concerning the validation of impairment indicators, expected cash flows and applicable discount rates. Estimated cash flows are based on significant Telecom Group’s Management’s assumptions about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, capital cost, etc.

For the years presented the Telecom Group estimated that there are no indicators of impairment of assets that are subject to amortization, with the exception of those mentioned in the point k) of this note. However, changes in our current expectations and operating assumptions, including changes in our business strategy, technology, competition and changes in market conditions, could significantly impact these judgments and could require future adjustments to the recorded assets.

Intangible assets with indefinite useful life—PCS license

The Telecom Group determined that Personal’s PCS license met the definition of an indefinite-lived intangible asset for the years presented and tests it annually for impairment. The recoverability assessment of an indefinite-lived intangible asset such as the PCS license requires our Management to make assumptions about the future cash flows expected to be derived from such asset.

Such estimated cash flows are based on significant Management’s assumptions about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, discount rate, etc. The discount rate used to determine the discounted cash flow is an annual US dollar rate of approximately 11%.

Our judgments regarding future cash flows may change due to future market conditions, business strategy, the evolution of technology and other factors. These changes, if any, may require adjustments to the carrying amount of the PCS license.

Income taxes, recoverability assessment of deferred tax assets and other tax receivables

Income taxes (current and deferred) are calculated in each company of the Telecom Group according to a reasonable interpretation of the tax laws in effect in each jurisdiction where the companies operate. The recoverability assessment of deferred tax assets sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets takes into account the estimate of future taxable income based on the Telecom Argentina’s projections and on conservative tax planning.

The recoverability assessment of the tax receivable related to the actions of recourse filed by Telecom Argentina’s related to income tax inflation adjustment (Note 14) is based on the existing legal arguments on this matter and the behavior of the National Tax Authority in revising the actions of recourse filed by Telecom Argentina.

Receivables and payables valued at amortized cost	Receivables and payables valued at amortized cost are initially recorded at their fair value, which is generally determined by using a discounted cash flow valuation method. The fair value under this method is estimated as the present value of all future cash flows discounted using an estimated discount rate, especially for long term receivables and payables. The estimated discount rate used to determine the discounted cash flow of non-current receivables is an annual rate in pesos of approximately 34% for year 2015. Additionally, a 13% annual US dollars was used for discounting long term receivables denominated in US dollars during 2016 and 2015, respectively. Discount rates for accounts receivables were 9.8% in both years and discount rates in Guaranies for loans were 9.42% in both years too.
Provisions	The Telecom Group is subject to proceedings, lawsuits and other claims related to labor, civil, tax, regulatory and other matters. In order to determine the proper level of provisions, Telecom Group’s Management assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. Internal and external legal counsels are consulted on these matters. A determination of the amount of provisions required, if any, is made after careful analysis of each individual issue. The determination of the required provisions may change in the future due to new developments in each matter, changes in jurisprudential precedents and tribunal decisions or changes in its method of resolving such matters, such as changes in settlement strategy.
Allowance for Doubtful Accounts	The recoverability of trade receivables is measured by considering the aging of the accounts receivable balances, the necessity or request of customers unsubscribe, historical write-offs, Public Sector and corporative customer creditworthiness and changes in the customer payment terms. If the financial condition of the customers were to deteriorate, the actual write-offs could be higher than expected.

In the absence of a Standard or an Interpretation that specifically applies to a particular transaction, Telecom Group’s Management carefully considers the IFRS general framework and valuation techniques generally applied in the telecommunication industry and uses its judgment to evaluate the accounting methods to adopt with a view to providing financial statements which faithfully represent the financial position, the results of operations and the cash flows of the Telecom Group, reflect the economic substance of the transactions, be neutral, be prepared on a prudent basis and be completed in all material respects.

New Standards and Interpretations issued by the IASB not in force

As required by IAS 8, the IFRS issued by the IASB not in force as of the date of these consolidated financial statements are reported below and briefly summarized. These standards have not been adopted by the Company nor the Telecom Group.

IFRS 15 (Revenue from Contracts with Customers)

In May 2014 the IASB issued IFRS 15. This IFRS applies to all revenue contracts (except for contracts that are within the scope of IAS 17, leases, IFRS 4, Insurance Contracts and IFRS 9, Financial Instruments). IFRS 15 provides a single model for the recognition and measurement of revenues and replaces IAS 11, IAS 18, IFRIC 13, IFRIC 15, IFRIC 18 and SIC 31. It also establishes additional disclosure requirements and a 5-step model for revenue recognition, being the identified steps:

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1)	Identify the contract(s) with a customer;

2)	Identify the performance obligations in the contract;

3)	Determine the transaction price;

4)	Allocate the transaction price to the performance obligations in the contract; and

5)	Recognize revenue when (or as) the entity satisfies a performance obligation.

The allocation of the transaction price among different performance obligations required by IFRS 15 is one of the main issues that telecommunications companies have to assess, mainly because of the great variety of plans they offer to their customers by combining services and equipments. Another relevant issue to the telecommunications industry is the capitalization of incremental costs of obtaining a contract if the entity estimates that they will be recovered.

Telecom Argentina has initiated a project to assess the impact of the application of IFRS 15. The Telecom Group sells- especially in the mobile business -, mobile services separately at a single price for each service plan or service package (usually monthly charges). Optionally, the subscriber can purchase the service packages or plans (at the single price at which they are sold) with a handset, at a price contractually established (with profit margin for Telecom Argentina). It is worth mentioning that Telecom Argentina does not actually sell handsets separately (for example, without a service plan), and the handsets prices fluctuate among subscribers’ categories according to Telecom Argentina’s marketing strategy in a very competitive context. Therefore, Telecom Argentina’s Management believes that the services and handsets list prices are evidence of such products fair values representing a source of information in the determination of the standalone selling price of its subscribers’ agreements compliance obligations.

However, there are other technical interpretations that consider that even in the described business conditions, handsets discounts contractually granted should be proportionally allocated between services and handsets chosen by subscribers on the basis of standalone selling price of each product or service. Such interpretations assume that one type of handset or service plan have an unique standalone selling price for all categories of subscribers or circumstances, which is not the case in many of the industries or economic activities. Such interpretations would generate that a same type of service plan (for example, unlimited subscription for $500 argentine pesos per month) was recognized as revenue for a different value than the contractual and fair value if the subscriber had chosen a premium or low handset, depending on the discount level that Telecom Argentina had decided to award to the handset in that specific operation (without any subsidy or zero revenue margin).

It should be mentioned that in 4Q16 Telecom Argentina reviewed certain conditions of customer contracts to adapt them to changes in the current legislation as explained in Note 3.i) to the consolidated financial statements.

With regards to handset subsidies occasionally granted by the Telecom Group to new postpaid subscribers, Management believes that the capitalization of such cost may be discontinued under IFRS 15 in light of the interpretations of the new standard. On the other hand, Management believes that commissions paid for the acquisition of postpaid and “Cuentas Claras” customers in the Mobile Segment and broadband customers in the Fixed Segment will continue to be capitalized under IFRS 15, because these costs are necessary to obtain new contracts with customers and only meeting the conditions for capitalization under the new standard. These preliminary conclusions are being analyzed. This process is expected to be finished during 2017.

It is worth mentioning that in April 2016 amendments were made to IFRS 15, without changing the underlying principles of the standard, but clarifying them. The amendment provides the way of: 1) identifying a performance obligation, 2) determining whether a company is a principal or agent, and 3) determining whether license revenues must be recognized at a point in time or over time. In addition, the standard adds the following exemptions: i) extends the possibility of not applying the standard to the registration of “complete contracts” to the date of transition and full contracts at the beginning of the oldest period presented; and (ii) it allows to not adjust a contract in relation to the amendments that are prior to the date of the oldest period presented, reflecting the cumulative effect when the satisfied and unsatisfied performance obligations can be identified, and when the transaction price and its allocation can be determined.

IFRS 15 is effective from annual periods beginning on January 1, 2018. Earlier application is permitted.

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Amendments to IFRS 9 “Financial Instruments”

In July 2014, the IASB amended IFRS 9 “Financial Instruments”. The amendments incorporate: 1) a new classification of financial assets (valued at fair value through other comprehensive income); and 2) includes requirements related to the recognition of expected credit losses of financial assets at initial measurement if losses are expected, being no longer necessary for a credit event to have occurred before credit losses are recognized.

These amendments are effective for annual periods beginning on or after January 1, 2018. Telecom Argentina is analyzing the possible impacts of the application of these amendments.

IFRS 16 (Leases)

In January 2016 IFRS 16 was issued.

This standard replaces IAS 17, IFRIC 14 and SIC 15 and 27. The standard establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated in this standard impact mainly on the lessees accounting.

IFRS 16 provides that the lessee recognizes a right of use asset and a liability at present value with respect to those contracts that meet the definition of leases under IFRS 16. According to the standard, a lease is a contract that provides the right to control the use of an identified asset for a specified time period.

For a company having control of use of an identified asset it:

a) Must have the right to obtain substantially all the economic benefits of the identified assets and

b) Must have the right to direct the use of the identified asset.

The standard excludes short-term contracts (less than 12 months) and those in which the underlying asset has low value (as defined by the standard, low value should be defined by reference to a brand new asset rather than a used one or its net carrying amount).

The new standard is effective for fiscal years beginning on or after January 1, 2019. Earlier application is permitted for companies that have adopted IFRS 15. During 2016 Telecom Argentina continued analyzing the impact that this new standard may have on the Group’s financial position, cash flows and results of operations.

Amendments to IAS 12 (Recognition of deferred tax assets for unrealized losses)

In January 2016 the IASB issued an amendment to IAS 12.

The amendment to the mentioned standard provide the way that deductible temporary differences shall be considered in cases where the tax law restricts the sources of taxable profit against which those deductible temporary differences can be offset or not.

On the other hand the amendments clarified how to estimate future taxable profit that should be considered for the recognition of deferred tax assets.

The amendments are effective for fiscal years beginning on or after January 1, 2017. Earlier application is permitted. Telecom Argentina believes that this amendment will not have impacts on the Group’s financial position, cash flows and results of operations.

IFRIC 22 (Foreign Currency Transactions and Advance Consideration)

In December 2016 IFRIC 22 was issued.

IFRIC 22 clarifies the accounting providing the exchange rate to apply for transactions that include the receipt or payment of advance consideration. The interpretation provides that the date of transaction for determining the exchange rate in the initial recognition of an asset, income or expense (or a part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration (If there is more than one payment or receipt of advance consideration, the date of transactions is established for each payment or receipt of advance consideration).

IFRS 22 is effective from annual periods beginning on January 1, 2018. Earlier application is permitted. The adoption of these amendments will not have significant impacts on the statements of financial position, results of operations or cash flows of the Telecom Group.

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Annual Improvements to IFRSs (2014-2016 Cycle)

In December 2016 the IASB published the Annual Improvements to IFRSs (Cycle 2014-2016), which introduce amendments to IFRS 1, IFRS 12, and IAS 28. The amendment to IFRS 1 is the deletion of short-term exceptions which have been included in the Annual improvements to IFRS (2012-2014 Cycle). The amendment to IFRS 12 clarifies the scope of the standard by including those entities classified as held for sale in accordance with IFRS 5, (maintaining certain exceptions to the disclosure required by IFRS 12). Finally, the amendment to IAS 28 clarifies that the election to measure at fair value provided by IFRS 9 is available for each investment in an associate, at initial recognition.

The amendments to IFRS 1 and IFRS 28 are effective for annual periods beginning on or after January 1, 2018 while the amendments to IFRS 12 are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted. The Telecom Group will not have significant impacts on the statements of financial position, results of operations or cash flows for applying this amendment.

Note 4 – Cash and cash equivalents and Investments. Additional information on the consolidated statements of cash flows

a)	Cash and cash equivalents and Investments

Cash and cash equivalents and investments consist of the following:

	As of December 31,
Cash and cash equivalents	2016	2015
Cash	56	25
Banks	885	245
Time deposits	898	217
Lebacs at amortized cost	604	—
Other short-term investments	1,559	450
Total cash and cash equivalents	4,002	937
Investments
Current investments
Government bonds at fair value	1,456	616
Government bonds at fair value – dollar linked	—	576
Government bonds at amortized cost in foreign currency	3	—
Government bonds at amortized cost – dollar linked	—	133
Provincial government and Municipal bonds at amortized cost – dollar linked	13	74
Provincial government and Municipal bonds at amortized cost	9	31
Other short-term investments	270	—
Total current investments	1,751	1,430
Non-current investments
Government bonds at amortized cost in foreign currency	255	—
Government bonds at amortized cost – dollar linked	—	261
Provincial government and Municipal bonds at amortized cost – dollar linked	61	62
Provincial government and Municipal bonds at amortized cost	8	—
Tuves Paraguay S.A. shares purchase option	22	9
2003 Telecommunications Fund	1	1
Total non-current investments	347	333

b)	Additional information on the consolidated statements of cash flows

The Company and the Telecom Group apply the indirect method to conciliate the net income for the year with the cash flows generated by its operations.

For purposes of the statements of cash flows, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (with a maturity of three months or less from the date of acquisition) and bank overdrafts, which integrate the Company and the Telecom Group’s cash management and whose balances fluctuate according to the Telecom Group’s needs (as happened as of December 31, 2014). Bank overdrafts are disclosed in the statement of financial position as financial debts. During 2016 and 2015 bank overdrafts have been part of the permanent short-term financing structure of Personal, so, net funds requests under that method (with maturities less than three months) are included in financing activities.

	As of December 31,
	2016	2015	2014
Cash and cash equivalents	4,002	937	1,004
Financial debt - Bank overdrafts	—	—	(141)
Total cash and cash equivalents at year-end	4,002	937	863

NORTEL INVERSORA S.A.

Additional information on the breakdown of the net cash flow provided by operating activities is given below:

	Years ended December 31,
	2016	2015	2014
Collections
Collections from customers	55,928	41,930	34,396
Interests from customers	366	182	160
Interests from investments	84	220	421
Mobile operators collections	885	843	330
Subtotal	57,263	43,175	35,307
Payments
For the acquisition of goods and services and others	(17,145)	(12,793)	(7,832)
For the acquisition of inventories	(5,383)	(6,343)	(4,167)
Salaries and social security payables and severance payments	(9,119)	(6,889)	(5,149)
CPP payments	(393)	(413)	(475)
Income taxes (include tax returns and payments in advance)	(1,716)	(1,632)	(2,277)
Other taxes and taxes and fees with the Regulatory Authority	(10,744)	(7,785)	(8,907)
Foreign currency exchange differences related to the payments to suppliers	(1,433)	(502)	(777)
Inventory suppliers	(295)	(182)	(343)
PP&E suppliers	(1,467)	(188)	(311)
Other suppliers	(144)	(31)	(154)
NDF	473	(101)	31
Subtotal	(45,933)	(36,357)	(29,584)
Net cash flow provided by operating activities	11,330	6,818	5,723

●     Changes in assets/liabilities components:

	Years ended December 31,
	2016	2015	2014
Net decrease (increase) in assets
Trade receivables	(2,773)	(2,364)	(1,646)
Other receivables	273	(754)	(158)
Inventories	837	(1,522)	(50)
	(1,663)	(4,640)	(1,854)
Net increase (decrease) in liabilities
Trade payables	(1,390)	1,368	(408)
Deferred revenues	(58)	(48)	78
Salaries and social security payables	369	221	261
Other taxes payables	10	483	193
Other liabilities	61	30	32
Provisions (Note 17)	(174)	(163)	(119)
	(1,182)	1,891	37

Income tax paid consists of the following:

	Years ended December 31,
	2016	2015	2014
Tax returns and payments in advance	(1,366)	(1,439)	(2,079)
Other payments	(350)	(193)	(198)
Total payments of income tax	(1,716)	(1,632)	(2,277)

●     Main non-cash operating transactions:

	Years ended December 31,
	2016	2015	2014
Boden 2015 Bonds used to the acquisition of 3G/4G Licenses	—	—	439
Income tax withholding for dividends paid	—	—	22
Income tax offset with IDC	2	2	—
Offsetting of tax on personal property – on behalf of Shareholders	18	17	11
Income tax offset with VAT and internal taxes	—	50	—
Offsetting of other receivables with regulatory provisions	27	—	—
VAT offset with income tax payments	54	—	—
SAC acquisitions offset with trade receivables	305	212	362
Other receivables of PP&E sales offset with trade payables	25	—	—

NORTEL INVERSORA S.A.

●     Most significant investing activities:

Fixed assets acquisitions include:

	Years ended December 31,
	2016	2015	2014
CAPEX (Note 8)	(9,632)	(6,396)	(4,304)
Acquisition of Materials (net transfers to CAPEX, Note 8)	(474)	(1,062)	(590)
Subtotal	(10,106)	(7,458)	(4,894)
Plus:
Payments of trade payables originated in prior years acquisitions	(4,832)	(1,367)	(1,551)
Less:
Acquisition of fixed assets through incurrence of trade payables	5,298	3,592	1,511
Assets retirement obligations	45	53	7
Mobile handsets lent to customers at no cost (i)	54	32	32
	(9,541)	(5,148)	(4,895)

(i)	Under certain circumstances, Personal and Núcleo lend handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the companies and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Years ended December 31,
	2016	2015	2014
3G/4G Licenses acquisitions (Note 9)	—	(2,256)	(3,530)
Less:
Acquisition with Boden 2015 Bonds	—	—	439
	—	(2,256)	(3,091)

	Years ended December 31,
	2016	2015	2014
Other intangible assets acquisitions (Note 9)	(1,754)	(1,448)	(1,123)
Plus:
Payments of trade payables originated in prior years acquisitions	(201)	(116)	(103)
SAC acquisition offset with trade receivables	(305)	(212)	(362)
Less:
Acquisition of intangible assets through incurrence of trade payables	462	466	470
	(1,798)	(1,310)	(1,118)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Years ended December 31,
	2016	2015	2014
Government bonds acquisition	(971)	(1,049)	(1,201)
Sales of Government bonds	1,051	—	—
Government bonds collection	165	45	756
Other short-term investments	(265)	—	—
Argentine companies notes collection	—	28	112
Investments over 90 days maturity	—	—	10
Argentine companies notes acquisition	—	—	(16)
	(20)	(976)	(339)

●     Financing activities components:

The following table presents the financing activities components of the consolidated statements of cash flows:

	Years ended December 31,
	2016	2015	2014
Bank overdrafts (Personal)	960	3,062	—
Bank overdrafts (Núcleo)	343	88	—
Bank overdrafts (Telecom Argentina)	41	—	—
Non-current notes (Personal – Note 12)	1,869	716	—
Non-current bank loans – IFC Loan (Personal – Note 12)	5,956	—	—
Bank loans – Other (Personal – Note 12)	—	346	—
Bank loans (Núcleo)	168	89	—
Total financial debt proceeds	9,337	4,301	—
Bank overdrafts (Personal)	(2,355)	—	—
Bank overdrafts (Núcleo)	(438)	—	—
Bank loans (Núcleo)	(143)	(31)	(12)
Total payment of debt	(2,936)	(31)	(12)

NORTEL INVERSORA S.A.

	Years ended December 31,
	2016	2015	2014
Bank overdrafts (Personal)	(1,126)	(405)	(3)
Bank overdrafts (Telecom Argentina)	(117)	—	—
Interests on Notes and related expenses (Personal)	(205)	(3)	—
Interests on bank loans and related expenses (Personal)	(63)	(37)	—
Interest on bank loans (Núcleo)	(62)	(26)	(26)
Total payment of interest and related expenses	(1,573)	(471)	(29)

Dividends paid by company breakdown are as follows:

	Years ended December 31,
	2016	2015	2014
Nortel	1,092	570	549
ABC Telecomunicaciones	—	45	53
Telecom Argentina non-controlling interest	888	357	534
Tax withholdings on dividends paid by to shareholders	—	—	66
	1,980	972	1,202

Cash dividends from Nortel

●	Fiscal year 2016

The Company’s General Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2016, provided, among other things, to constitute a “Voluntary reserve for future dividends payments” in the amount of $1,891, delegating into the Company’s Board of Directors the authority to determine the timing and the terms and conditions of the reversal of such Reserve and its application for cash dividends payment.

The Company’s Board of Directors, at its meeting held on April 29, 2016, resolved to partially reverse the “Voluntary reserve for future dividends payments” in the amount of $380 and distribute such amount in cash dividends to the “Class B” Preferred Shares and to the Ordinary Shares in the amount of approximately $186 (equivalent to $126.5 pesos per share) and $194 (equivalent to $36.4 pesos per share), respectively, which were available to the shareholders since May 17, 2016. The amount paid includes: (i) income tax withholdings on dividends paid to shareholders in the amount of $19 and (ii) tax on personal property – on behalf of shareholders withholdings in the amount of $10.

The Company’s Board of Directors, at its meeting held on August 9, 2016, resolved to partially reverse the “Voluntary reserve for future dividends payments” in the amount of $172 and distribute such amount in cash dividends to the “Class B” Preferred Shares and to the Ordinary Shares in the amount of approximately $84 (equivalent to $57.3 pesos per share) and $88 (equivalent to $16.5 pesos per share), respectively, which were available to the shareholders since August 30, 2016.

Cash dividends in advance

The Company’s Board of Directors, at its meeting held on October 24, 2016, resolved to distribute cash dividends in advance in the amount of $540, of which $264 million (equivalent to $179.9 pesos per share) corresponds to “Class B Preferred Shares” and $276 (equivalent to $51.7 pesos per share) correspond to Ordinary Shares. Mentioned cash dividends were subject to subsequent Shareholders’ Meeting approval, in accordance with legal regulations in force, and were available to the shareholders since November 7, 2016.

●	Fiscal year 2015

The Company’s General Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2015, provided, among other things, to constitute a “Voluntary reserve for future dividends payments” in the amount of $2,039 (equivalent to the Retained Earnings as of December 31, 2014); delegating into the Company’s Board of Directors the authority to determine the timing and the terms and conditions of the reversal of such Reserve.

The Company’s Board of Directors, at its meeting held on May 18, 2015, resolved to partially reverse the “Voluntary reserve for future dividends payments” in the amount of $570 and distribute such amount in cash dividends to the “Class B” Preferred Shares and to the Ordinary Shares in the amount of approximately $279 (equivalent to $189.8 pesos per share) and $291 (equivalent to $54.6 pesos per share), respectively, which were available to the shareholders since June 1, 2015. The amount paid includes: (i) income tax withholdings on dividends paid to shareholders in the amount of $28 and (ii) tax on personal property – on behalf of shareholders withholdings in the amount of $9.

NORTEL INVERSORA S.A.

●	Fiscal year 2014

During 1Q14 the Company paid the withholding tax on cash dividends paid to its shareholders in December 2013 for $22.

The Company’s General Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2014, provided, among other things, to constitute a “Voluntary reserve for future dividends payments” in the amount of $1,720 (equivalent to the Retained Earnings as of December 31, 2013); delegating into the Company’s Board of Directors the authority to determine the timing and the terms and conditions of the reversal of such Reserve.

The Company’s Board of Directors, at its meeting held on May 28, 2014, resolved to partially reverse the “Voluntary reserve for future dividends payments” in the amount of $332 and distribute such amount in cash dividends to the “Class B” Preferred Shares and to the Ordinary Shares in the amount of approximately $163 (equivalent to $110.5 pesos per share) and $169 (equivalent to $31.8 pesos per share), respectively, which were available to the shareholders since June 13, 2014. The amount paid includes: (i) income tax withholdings on dividends paid to shareholders in the amount of $16 and (ii) tax on personal property – on behalf of shareholders withholdings in the amount of $7.

The Company’s Board of Directors, at its meeting held on October 10, 2014, resolved to partially reverse the “Voluntary reserve for future dividends payments” in the amount of $217 and distribute such amount in cash dividends to the “Class B” Preferred Shares and to the Ordinary Shares in the amount of approximately $106 (equivalent to $72.25 pesos per share) and $111 (equivalent to $20.78 pesos per share), respectively, which were available to the shareholders since October 23, 2014. The amount paid includes income tax withholdings on dividends paid to shareholders in the amount of $11.

Cash dividends from Telecom Argentina

●	Fiscal year 2016

Telecom Argentina’s Board of Directors’ Meeting held on April 29, 2016, resolved to allocate $2,000 of the “Reserve for future cash dividends payments” (equivalent to $2.06 pesos per outstanding share) to a cash dividend distribution in two installments: $700 that was available to shareholders since May 13, 2016 and $1,300 that was available to shareholders since August 26, 2016. From total amount paid by Telecom Argentina, $888 corresponds to non-controlling shareholders.

●	Fiscal year 2015

Telecom Argentina’s Ordinary Shareholders’ Meeting held on April 29, 2015, approved the payment of cash dividends of $804 (equivalent to $0.83 pesos per outstanding share), which was made available to shareholders since May 11, 2015. From total amount paid by Telecom Argentina, $357 corresponds to non-controlling shareholders.

●	Fiscal year 2014

During 1Q14 Telecom Argentina paid $44 related to withholdings on dividends paid to its non-controlling shareholders by the end of 2013 in order to comply with its tax obligations. The amounts paid finally corresponded to: (i) income tax withholdings on dividends paid to its non-controlling shareholders during December 2013 in the amount of $17 and (ii) dividends paid to its non-controlling shareholders in the amount of $27.

Telecom Argentina’s Ordinary Shareholders’ Meeting held on April 29, 2014, approved, in its second tranche of deliberations held on May 21, 2014, the payment of a $1,202 cash dividend (equivalent to $1.22 pesos per outstanding share) in two equal installments of $601. The first installment was made available to shareholders on June 10, 2014. The amount paid includes: (i) income tax withholdings on dividends paid to shareholders in the amount of $11 and (ii) recovery of tax on personal property – on behalf of shareholders withholdings in the amount of $10.

The Telecom Argentina’s Board of Directors, at its meeting held on September 9, 2014, approved the payment of the second installment of cash dividends amounting to $601 as from September 22, 2014. The dividends were paid before September 30, 2014, net of income tax withholdings on dividends for $11 (which were paid to the Tax Authority later). From total amount paid by Telecom Argentina, $668 corresponds to non-controlling shareholders.

NORTEL INVERSORA S.A.

Núcleo’s Dividends Distribution

●	Fiscal year 2015

Núcleo’s shareholders, at their meeting held on March 26, 2015, approved the distribution of cash dividends for an amount equivalent to $63 (that correspond to 35,000 million of Guaraníes translated to argentine pesos at the exchange rate of the approval day), with the following schedule of payments:

The Ordinary Shareholders’ Meeting also delegate in Nucleo’s Board of Directors the possibility and opportunity of distribution of a second cash dividends for an amount of up to 35,000 million of Guaraníes (equivalent to approximately $80).

Finally, Núcleo’s Board of Directors, at their meeting held on December 17, 2015, approved the distribution of cash dividends for an amount $80 (that correspond to 35,000 million of Guaraníes translated to argentine pesos at the exchange rate of the approval day). According to this, the total dividends amount paid during 2015 was as follows:

Month of dividends payment	Dividends corresponding to Personal	Dividends corresponding to non- controlling shareholders – ABC Telecomunicaciones	Total
May 2015 (*)	42	21	63
December 2015 (**)	54	26	80
Total	96	47	143

(*) As of the payment date, the amounts were 41 and 19, respectively.

(**) As of the payment date, the amounts were 52 and 26, respectively.

●	Fiscal year 2014

The Ordinary Shareholders’ Meeting of Núcleo held on March 28, 2014, approved the distribution of cash dividends for an amount equivalent to $160, delegating in Nucleo’s Board of Directors the authority to determine the number of installments, the amount and time for the payments of these cash dividends.

On May 5, 2014 Nucleo’s Board of Directors determined the following schedule of payments for the cash dividends:

Month of dividends payment	Dividends corresponding to Personal	Dividends corresponding to non- controlling shareholders – ABC Telecomunicaciones	Total
May 2014	54	26	80
October 2014	54	26	80
Total (*)	108	52	160

(*) Correspond to 90,000 million of Guaraníes approved by the Ordinary Shareholders’ Meeting of Núcleo, translated to argentine pesos at the exchange rate of the date of its approval. As of the payment date, the amounts were 110 and 53, respectively.

d)   Additional information required by IAS 7

In January 2016, IAS 7 was amended through the incorporation of paragraphs 44A to 44E. This amendment included additional information requirements that allow financial statements’ users to assess changes in liabilities generated by financing activities. Although these disclosures are mandatory for annual periods beginning on or after January 1, 2017, the Telecom Group’s Management has adopted the early application option set forth in IAS 7. Reconciliation between the opening and closing balances of liabilities generated by financing activities is disclosed below.

NORTEL INVERSORA S.A.

	Balances as of December 31, 2015	Transfers	Cash Flows	Accrued interests	Exchange differences and currency translation adjustments	Balances as of December 31, 2016
Bank overdrafts – Personal	3,062	—	(1,396)	—	—	1,666
Bank overdrafts – Telecom Argentina	—	—	41	—	—	41
Bank overdrafts – Núcleo	84	—	(95)	—	11	—
Bank loans – principal (Personal)	—	509	—	—	111	620
Bank loans – principal (Núcleo)	193	85	(61)	—	2	219
Notes – principal (Personal)	—	566	—	—	—	566
NDF	—	—	—	—	2	2
Accrued interests	112	—	(1,573)	1,613	—	152
Total current financial debt (Note 12)	3,451	1,160	(3,084)	1,613	126	3,266
Notes – principal (Personal)	713	(566)	1,869	—	68	2,084
Bank loans – Other - principal (Personal)	509	(509)	—	—	—	—
Bank loans – IFC Loan - principal (Personal)	—	—	5,956	—	278	6,234
Bank loans – principal (Núcleo)	227	(85)	87	—	99	328
Total non-current financial debt (Note 12)	1,449	(1,160)	7,912	—	445	8,646

Total financial debt	4,900	—	(a) 4,828	1,613	571	11,912

(a)	Correspond to $9,337 of debt proceeds, $2,936 of principal payments and $1,573 of interest payments.

Note 5 – Trade receivables

Trade receivables consist of the following:

	As of December 31,
Current trade receivables	2016	2015
Fixed services	1,805	1,449
Personal mobile services – equipment sales	3,805	2,659
Personal mobile services – services sales	2,329	1,759
Núcleo mobile services	271	182
Subtotal	8,210	6,049
Allowance for doubtful accounts	(633)	(386)
	7,577	5,663
Non-current trade receivables
Fixed services	14	17
Personal mobile services – equipment sales	—	300
Núcleo mobile services – equipment sales	194	164
	208	481
Total trade receivables, net	7,785	6,144

Movements in the allowance for current doubtful accounts are as follows:

	Years ended December 31,
	2016	2015
At the beginning of the fiscal year	(386)	(292)
Additions –Bad debt expenses	(1,228)	(564)
Uses	989	480
Currency translation adjustments	(8)	(10)
At the end of the year	(633)	(386)
Of which
Fixed Services	(176)	(124)
Mobile Services – Personal	(441)	(253)
Mobile Services – Núcleo	(16)	(9)

NORTEL INVERSORA S.A.

Note 6 – Other receivables

Other receivables consist of the following:

	As of December 31,
Current other receivables	2016	2015
Prepaid expenses	621	346
Expenditure reimbursement	126	95
Tax credits	46	165
Restricted funds	33	26
Receivables for return of handsets under warranty	29	9
PP&E disposal receivables	18	26
Guarantee deposits	10	5
Tax on personal property – on behalf of Shareholders	8	25
Non deliverable forward (Note 20)	2	466
Unionized employees advances	—	57
Prepaid expenses related parties (Note 27.c)	—	36
Other	140	115
Subtotal	1,033	1,371
Allowance for doubtful accounts	(21)	(25)
	1,012	1,346
Non-current other receivables
Prepaid expenses	260	166
Credit on SC Resolution No. 41/07 and IDC (Note 2.p and q)	57	84
Restricted funds	33	32
Tax on personal property – on behalf of Shareholders	31	31
Tax credits	28	29
Regulatory receivables (Paraguay)	27	22
Guarantee deposits	12	12
Other	19	28
Subtotal	467	404
Allowance for regulatory matters (Note 2 p. and q)	(57)	(84)
Allowance for tax on personal property – on behalf of Shareholders	(31)	(31)
Allowance for tax credits	(17)	(17)
	362	272
Total other receivables	1,374	1,618

Movements in the allowances are as follows:

	Years ended December 31,
Current allowance for doubtful accounts	2016	2015
At the beginning of the year	(25)	(23)
Additions (*)	—	(5)
Uses	4	3
At the end of the year	(21)	(25)

	Years ended December 31,
	2016	2015
Non-current allowance for regulatory matters
At the beginning of the year	(84)	(85)
Compensation of Telecom Argentina’s regulatory liabilities	27	—
Uses	—	1
At the end of the year	(57)	(84)

	Years ended December 31,
Non-current allowance for tax on personal property – on behalf of Shareholders	2016	2015
At the beginning of the year	(31)	(31)
Additions	—	—
At the end of the year	(31)	(31)

	Years ended December 31,
Non-current allowance for tax credits	2016	2015
At the beginning of the year	(17)	(17)
Additions	—	—
At the end of the year	(17)	(17)

NORTEL INVERSORA S.A.

Note 7 – Inventories

Inventories consist of the following:

	As of December 31,
	2016	2015
Mobile handsets and others	1,321	2,218
Advances for mobile handsets acquisitions	—	47
Fixed telephones and equipment	11	14
Subtotal	1,332	2,279
Allowance for obsolescence of inventories	(54)	(86)
	1,278	2,193

Movements in the allowance for obsolescence of inventories are as follows:

	Years ended December 31,
	2016	2015
At the beginning of the year	(86)	(73)
Additions – Fees for services, maintenance and materials	(45)	(38)
Uses	77	25
At the end of the year	(54)	(86)

Sale and cost of equipment and handsets by business segment is as follows:

	Years ended December 31,
	2016	2015	2014
Fixed Services - excluding network construction contracts	91	61	46
Fixed Services - network construction contracts	—	—	7
Cost of equipment and handsets – Fixed Services	(136)	(82)	(72)
Total equipment loss – Fixed Services	(45)	(21)	(19)
Mobile Services – Personal	7,535	5,796	4,920
Cost of equipment and handsets – Mobile Services Personal (net of SAC capitalizations)	(5,749)	(4,328)	(3,959)
Total equipment gain – Mobile Services – Personal	1,786	1,468	961
Mobiles Services – Núcleo	260	159	90
Cost of equipment and handsets – Mobile Services Núcleo (net of SAC capitalizations)	(303)	(185)	(112)
Total equipment loss – Mobile Services – Núcleo	(43)	(26)	(22)
Total equipment and handsets sale	7,886	6,016	5,063
Total cost of equipment and handsets (net of SAC capitalizations)	(6,188)	(4,595)	(4,143)
Total income for sale of equipment and handsets	1,698	1,421	920

Cost of equipment and handsets is as follows:

	Years ended December 31,
	2016	2015	2014
Inventories at the beginning of the year	(2,279)	(794)	(857)
Plus:
Equipment acquisitions	(5,491)	(6,233)	(4,262)
SAC deferred costs (Note 3.i)	130	93	103
Decreases net of allowance of obsolescence	49	25	46
Handsets lent to customers at no cost	54	32	32
Decreases not charged to cost of equipment	17	3	1
Less:
Inventories at the end of the year	1,332	2,279	794
Cost of equipment and handsets	(6,188)	(4,595)	(i) (4,143)

(i) Includes 6 related to equipment construction contracts.

NORTEL INVERSORA S.A.

Note 8 – Property, plant and equipment

PP&E consist of the following:

	As of December 31,
	2016	2015
Land, buildings and installations	1,310	1,088
Computer equipment and software	2,265	1,885
Switching and transmission equipment (i)	5,614	4,368
Mobile network access and external wiring	9,078	5,643
Construction in progress	2,915	3,015
Other tangible assets	704	567
Subtotal PP&E	21,886	16,566
Materials	1,629	1,652
Valuation allowance for materials and impairment of materials	(68)	(52)
Impairment of PP&E	(282)	(203)
Total	23,165	17,963

(i) Includes tower and pole, transmission equipment, switching equipment, power equipment, equipment lent to customers at no cost and handsets lent to customers at no cost.

Movements in Materials are as follows:

	Years ended December 31,
	2016	2015
At the beginning of the year	1,652	872
Plus:
Purchases	3,647	2,950
Less:
Transfers to CAPEX	(3,173)	(1,888)
Disposal for maintenance	(507)	(294)
Currency translation adjustments	10	12
At the end of the year	1,629	1,652

Movements in the valuation allowance for materials and impairment of materials are as follows:

	Years ended December 31,
	2016	2015
At the beginning of the year	(52)	(24)
Additions – Fees for services, maintenance and materials	(16)	(28)
At the end of the year	(68)	(52)

Movements in the impairment of PP&E are as follows:

	Years ended December 31,
	2016	2015
At the beginning of the year	(203)	(100)
Additions	(383)	(230)
Depreciation (i)	—	1
Uses	304	126
At the end of the year	(282)	(203)

(i) Included in depreciation of PP&E.

NORTEL INVERSORA S.A.

Details on the nature and movements during the years ended December 31, 2016 and 2015 are as follows:

	Gross value as of December 31, 2015	CAPEX	Currency translation adjustments	Transfers and reclassifications	Decreases	Gross value as of December 31, 2016
Land	149	—	2	—	—	151
Building	1,771	—	11	95	—	1,877
Tower and pole	1,238	—	82	377	—	1,697
Transmission equipment	6,880	64	147	959	(40)	8,010
Mobile network access	5,242	128	250	3,435	(612)	8,443
External wiring	10,208	—	—	1,407	(86)	11,529
Switching equipment	7,791	75	272	830	(52)	8,916
Power equipment	1,449	—	60	220	(2)	1,727
Computer equipment and systems	9,663	28	408	1,304	(2)	11,401
Telephony equipment and instruments	806	—	3	37	(1)	845
Handsets lent to customers at no cost	505	54	99	—	(115)	543
Equipment lent to customers at no cost	190	150	—	3	(76)	267
Vehicles	380	56	7	—	(14)	429
Furniture	165	2	9	26	—	202
Installations	905	—	15	252	—	1,172
Improvements in third parties buildings	574	8	40	133	—	755
Special projects	77	—	—	12	—	89
Construction in progress	3,015	9,022	22	(9,090)	(54)	2,915
Asset retirement obligations	141	45	3	—	—	189
Total	51,149	9,632	1,430	—	(*) (1,054)	61,157

	Accumulated depreciation as of December 31, 2015	Depreciation	Currency translation adjustments	Decreases	Accumulated depreciation as of December 31, 2016	Net carrying value as of December 31, 2016
Land	—	—	—	—	—	151
Building	(1,134)	(41)	4	—	(1,171)	706
Tower and pole	(596)	(77)	(39)	—	(712)	985
Transmission equipment	(5,265)	(476)	(87)	35	(5,793)	2,217
Mobile network access	(3,210)	(877)	(147)	324	(3,910)	4,533
External wiring	(6,597)	(472)	—	85	(6,984)	4,545
Switching equipment	(6,327)	(856)	(211)	52	(7,342)	1,574
Power equipment	(921)	(97)	(34)	2	(1,050)	677
Computer equipment and systems	(7,778)	(997)	(363)	2	(9,136)	2,265
Telephony equipment and instruments	(773)	(15)	(2)	1	(789)	56
Handsets lent to customers at no cost	(475)	(50)	(98)	115	(508)	35
Equipment lent to customers at no cost	(101)	(116)	—	76	(141)	126
Vehicles	(183)	(47)	(4)	11	(223)	206
Furniture	(128)	(11)	(7)	—	(146)	56
Installations	(603)	(102)	(14)	—	(719)	453
Improvements in third parties buildings	(403)	(98)	(28)	—	(529)	226
Special projects	(34)	(13)	—	—	(47)	42
Construction in progress	—	—	—	—	—	2,915
Asset retirement obligations	(55)	(13)	(3)	—	(71)	118
Total	(34,583)	(4,358)	(1,033)	(*) 703	(39,271)	21,886

(*) Includes 288 of net decreases with counterpart in uses of provision corresponding to Personal’s access swap and 16 related to former work in progress decreases.

NORTEL INVERSORA S.A.

	Gross value as of December 31, 2014	CAPEX	Currency translation adjustments	Transfers and reclassifications	Decreases	Gross value as of December 31, 2015
Land	147	—	2	—	—	149
Building	1,706	1	9	57	(2)	1,771
Tower and pole	991	—	63	184	—	1,238
Transmission equipment	6,120	37	114	611	(2)	6,880
Mobile network access	3,937	99	193	1,042	(29)	5,242
External wiring	9,197	—	—	1,047	(36)	10,208
Switching equipment	6,924	66	228	587	(14)	7,791
Power equipment	1,299	—	47	104	(1)	1,449
Computer equipment and systems	8,250	15	323	1,085	(10)	9,663
Telephony equipment and instruments	793	—	2	11	—	806
Handsets lent to customers at no cost	497	32	80	—	(104)	505
Equipment lent to customers at no cost	156	95	—	—	(61)	190
Vehicles	264	130	5	—	(19)	380
Furniture	151	—	7	7	—	165
Installations	802	—	12	92	(1)	905
Improvements in third parties buildings	471	2	29	72	—	574
Special projects	62	—	—	15	—	77
Construction in progress	2,184	5,866	21	(4,914)	(142)	3,015
Asset retirement obligations	87	53	1	—	—	141
Total	44,038	6,396	1,136	—	(**) (421)	51,149

	Accumulated depreciation as of December 31, 2014	Depreciation	Currency translation adjustments	Decreases and transfers	Accumulated depreciation as of December 31, 2015	Net carrying value as of December 31, 2015
Land	—	—	—	—	—	149
Building	(1,094)	(33)	(7)	—	(1,134)	637
Tower and pole	(512)	(53)	(31)	—	(596)	642
Transmission equipment	(4,876)	(324)	(67)	2	(5,265)	1,615
Mobile network access	(2,630)	(493)	(111)	24	(3,210)	2,032
External wiring	(6,231)	(393)	—	27	(6,597)	3,611
Switching equipment	(5,650)	(520)	(171)	14	(6,327)	1,464
Power equipment	(818)	(77)	(26)	—	(921)	528
Computer equipment and systems	(6,692)	(811)	(285)	10	(7,778)	1,885
Telephony equipment and instruments	(761)	(10)	(2)	—	(773)	33
Handsets lent to customers at no cost	(471)	(30)	(78)	104	(475)	30
Equipment lent to customers at no cost	(75)	(87)	—	61	(101)	89
Vehicles	(164)	(33)	(3)	17	(183)	197
Furniture	(113)	(10)	(5)	—	(128)	37
Installations	(516)	(77)	(11)	1	(603)	302
Improvements in third parties buildings	(306)	(76)	(21)	—	(403)	171
Special projects	(23)	(11)	—	—	(34)	43
Construction in progress	—	—	—	—	—	3,015
Asset retirement obligations	(45)	(9)	(1)	—	(55)	86
Total	(30,977)	(3,047)	(819)	(**) 260	(34,583)	16,566

(**) Includes 126 of net decreases with counterpart in uses of provision corresponding to the impairment of commercial systems of Personal, mobile access swap and former work in progress.

Note 9 – Intangible assets

Intangible assets consist of the following:

	Gross value as of December 31, 2015	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2016
SAC fixed services	234	137	—	(145)	226
SAC mobile services	2,157	1,544	30	(893)	2,838
Service connection or habilitation costs	208	41	—	(27)	222
3G/4G licenses	5,786	—	—	—	5,786
PCS license (Argentina)	658	—	—	—	658
PCS and Band B (Paraguay)	774	—	177	—	951
Rights of use	425	32	6	—	463
Exclusivity agreements	41	—	—	—	41
Customer relationship	2	—	—	—	2
Software developed for internal use	566	—	35	—	601
Total	10,851	1,754	248	(1,065)	11,788

NORTEL INVERSORA S.A.

	Accumulated amortization as of December 31, 2015	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2016	Net carrying value as of December 31, 2016
SAC fixed services	(118)	(157)	—	145	(130)	96
SAC mobile services	(1,001)	(1,288)	(15)	893	(1,411)	1,427
Service connection or habilitation costs	(101)	(29)	—	27	(103)	119
3G/4G licenses	(343)	(338)	—	—	(681)	5,105
PCS license (Argentina)	(70)	—	—	—	(70)	588
PCS and Band B (Paraguay)	(774)	—	(177)	—	(951)	—
Rights of use	(190)	(27)	(2)	—	(219)	244
Exclusivity agreements	(28)	(1)	—	—	(29)	12
Customer relationship	(1)	—	—	—	(1)	1
Software developed for internal use	(566)	—	(35)	—	(601)	—
Total	(3,192)	(1,840)	(229)	1,065	(4,196)	7,592

	Gross value as of December 31, 2014	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2015
SAC fixed services	177	158	—	(101)	234
SAC mobile services	1,382	1,206	24	(455)	2,157
Service connection or habilitation costs	207	36	—	(35)	208
3G/4G licenses	3,530	2,256	—	—	5,786
PCS license (Argentina)	658	—	—	—	658
PCS and Band B (Paraguay)	634	—	140	—	774
Rights of use	372	48	5	—	425
Exclusivity agreements	41	—	—	—	41
Customer relationship	2	—	—	—	2
Software developed for internal use	537	—	29	—	566
Total	7,540	3,704	198	(591)	10,851

	Accumulated amortization as of December 31, 2014	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2015	Net carrying value as of December 31, 2015
SAC fixed services	(84)	(135)	—	101	(118)	116
SAC mobile services	(562)	(882)	(12)	455	(1,001)	1,156
Service connection or habilitation costs	(108)	(28)	—	35	(101)	107
3G/4G licenses	(19)	(324)	—	—	(343)	5,443
PCS license (Argentina)	(70)	—	—	—	(70)	588
PCS and Band B (Paraguay)	(634)	—	(140)	—	(774)	—
Rights of use	(168)	(21)	(1)	—	(190)	235
Exclusivity agreements	(27)	(1)	—	—	(28)	13
Customer relationship	—	(1)	—	—	(1)	1
Software developed for internal use	(537)	—	(29)	—	(566)	—
Total	(2,209)	(1,392)	(182)	591	(3,192)	7,659

Note 10 – Trade payables

Trade payables consist of the following:

• purchase of materials and supplies;

• purchase of handsets and equipment;

• agent and retails commissions;

• procurement of services; and

• purchase of goods included in PP&E.

	As of December 31,
Current trade payables	2016	2015
PP&E	4,496	5,068
Other assets and services	3,424	2,946
Inventory	676	1,335
	8,596	9,349
Agent commissions	385	525
	8,981	9,874
Non-current trade payables
PP&E	152	52
	152	52
Total trade payables	9,133	9,926

NORTEL INVERSORA S.A.

Note 11 – Deferred revenues

Deferred revenues consist of the following:

● revenues received from connection fees for fixed telephony, data and Internet, nonrefundable, considered as a single element with the provision of the service during the contractual relationship with the subscriber;

● revenues collected by remaining traffic and packages of data from unexpired cards;

● the value assigned to the points delivered by customer loyalty programs in the mobile telephony;

● the advanced collection of revenues from services of international capacity; and

● subsidies received for the construction of infrastructure which are deferred in the same period of amortization of the related works.

	As of December 31,
Current deferred revenues	2016	2015
On prepaid calling cards – Fixed and Mobile Services	261	312
On connection fees – fixed services	35	35
On capacity rental	41	47
On mobile customer loyalty programs	87	78
From CONATEL – mobile services Núcleo (Note 18.d)	4	5
Other	15	—
	443	477
Non-current deferred revenues
On capacity rental – Fixed Services	252	290
On connection fees – Fixed services	87	79
On mobile customer loyalty programs	106	84
From CONATEL - mobile services Núcleo (Note 18.d)	—	4
	445	457
Total deferred revenues	888	934

Note 12 – Financial debt

Financial debt consists of the following:

	As of December 31,
Current financial debt	2016	2015
Bank overdrafts – principal (Personal)	1,666	3,062
Bank overdrafts – principal (Telecom Argentina)	41	—
Bank overdrafts – principal (Núcleo)	—	84
Bank loans – Other – principal (Personal)	620	—
Bank loans – principal (Núcleo)	219	193
Notes – principal (Personal)	566	—
NDF (Note 20)	2	—
Accrued interest (Personal)	145	104
Accrued interest (Núcleo)	7	8
	3,266	3,451
Non-current financial debt
Notes – principal (Personal)	2,084	713
Bank loans – IFC Loan – principal (Personal)	6,234	—
Bank loans – Other – principal (Personal)	—	509
Bank loans – principal (Núcleo)	328	227
	8,646	1,449
Total financial debt	11,912	4,900

Bank overdrafts

As of December 31, 2016, Personal had bank overdrafts amounting to $1,666, of which $1,537 bear interests at an average annual rate of approximately 30.3%.

Telecom Argentina has bank overdrafts in the amount of approximately $41.

Additional information is provided in Note 31 to these consolidated financial statements.

Bank and other financing entities loans

Personal

On January 28, 2015, Personal entered into a loan with a foreign bank for a total amount of US$40.8 million (equivalent to $353 at such date). This loan is a 27-months bullet loan with three-month interest payment at a weighted average rate of three-month LIBOR plus 8.75% (total rate of 9.6309% as of December 31, 2016).

NORTEL INVERSORA S.A.

The terms and conditions of the loan include covenants and events of default that are usual for this type of transaction.

The funds were totally used for the acquisition of inventories.

On July 5, 2016, Personal had accepted an offer from the International Finance Corporation (IFC) for the assessment and transfer of funds for purposes of financing investment needs, work capital and debt refinancing for an amount of up to US$ 400 million.

On October 5, 2016 Personal and the IFC signed the loan agreement (“IFC Loan”) for an amount of US$ 400 million and for a six year period, payable in 8 equal half-yearly installments since the 30th month, with a 6 month LIBOR rate + 400bp. This loan will be used to deploy the 4G network and refinance short-term financial liabilities. The loan terms include standard commitments and limitations for this type of financial transactions.

On October 26, 2016 Personal received the loan proceeds for an amount of US$ 392.5 million (net of expenses of US$ 7.5 million), equivalent to $5,956.

Additional information on both bank loans is provided in Note 31 to these consolidated financial statements.

Núcleo

The following table shows the outstanding loans with different local financing entities in Paraguay and their main terms as of December 31, 2016:

Principal nominal value (in million of Guaraníes)	Amortization term	Book value
		Current	Non-current
100,000	3 years	55	219
50,000	2.7 years	27	109
50,000	3 months	137	—
200,000		219	328

The weighted average annual rate of these loans is 9.42% in Guaraníes and the weighted average amortization term of these loans is approximately 2 years.

The terms and conditions of Núcleo’s loans provide for certain events of default which are considered standard for these kinds of operations.

Global Programs for the issuance of Notes

Telecom Argentina

The Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina held on December 15, 2011, approved the creation of a Medium Term Notes Global Program for a maximum outstanding amount of US$ 500 million or its equivalent in other currencies for a term of five years.

Personal

The Ordinary and Extraordinary Shareholders’ Meeting of Personal held on December 2, 2010, had approved the creation of a Medium Term Notes Global Program for a maximum outstanding amount of US$ 500 million or its equivalent in other currencies for a term of five years. On October 13, 2011, the CNV had authorized such Program, through Resolution No. 16,670.

Personal’s Ordinary Shareholders’ Meeting held on May 26, 2016 authorized to extend the due date and expand the Program’s maximum circulation amount up to US$ 1,000 million or its equivalent in other currencies.

On October 20, 2016, the CNV authorized the extension and expansion of the mentioned Program through Resolution No. 18,277. Within such Program, Personal issued notes in four series under the following conditions:

NORTEL INVERSORA S.A.

Series I

Issuance date: December 10, 2015.

Amount involved: $571,505,000 argentine pesos.

Expiration Date: 18 months from its issuance date (June 12, 2017).

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on their maturity date.

Interest rate: Series I notes bear interest from its issuance date until the sixth month maturity (inclusive) at a nominal fixed annual rate equivalent to 28.5% per annum and since the beginning of the seventh month until its maturity date will bear at a floating rate equivalent to the Badlar Privada rates published by the BCRA plus 3.75% per annum.

Interest Payment Date: Interest were paid quarterly in arrears since issuance date. The last interest payment date will be the maturity date.

Series II

Issuance date: 1 December 10, 2015.

Amount involved: $149,000,000 argentine pesos.

Expiration Date: 36 months from its issuance date (December 10, 2018).

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on their maturity date (December 10, 2018).

Interest rate: Series II notes bear interest from its issuance date until the ninth month maturity (inclusive) at a nominal fixed annual rate equivalent to 28.75% per annum and since the beginning of the tenth month until its maturity date will bear at a floating rate equivalent to the Badlar Privada rates published by the BCRA plus 4.00% per annum.

Interest Payment Date: Interest will be paid quarterly in arrears since issuance date. The last interest payment date will be the maturity date.

Series III

Issuance date: November 16, 2016.

Amount involved: $721,969,404.

Expiration Date: 18 months from its issuance date (May 16, 2018).

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on their maturity date (May 16, 2018).

Interest rate: Series III notes bear interest from its issuance date until their maturity date at a nominal floating annual rate equivalent to the Badlar Privada rates published by the BCRA plus 2.90% per annum.

Interest Payment Date: Interest will be paid quarterly in arrears since issuance date. The last interest payment date will be the maturity date.

Series IV

Issuance date: November 16, 2016.

Amount involved: US$ 77,900,400.

Expiration Date: 24 months from its issuance date (November 16, 2018).

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on their maturity date (November 16, 2018).

Interest rate: Series IV notes bear interest from its issuance date until their maturity date at a nominal fixed annual rate equivalent to 4.85%.

Interest Payment Date: Interest will be paid quarterly in arrears since issuance date. The last interest payment date will be the maturity date.

NORTEL INVERSORA S.A.

Use of Funds

The funds arising from the Series I and II notes placement were used for the partial settlement of bank overdrafts that Personal had taken to finance the acquisition of 3G and 4G frequencies bands. Funds from notes placement have been applied to “debt refinancing”.

The funds arising from the Series III and IV notes were used for local bank overdrafts cancellation (“refinancing of liabilities”).

Notes Rating

The mentioned notes have a local risk rating awarded by FIX SCR S.A. of “AA+(arg)” with a stable outlook. National “AA” involves a solid credit quality with respect to other note’s issuers of the country or other notes issued in the country.

Events of default

The terms and conditions of the Notes provide for certain events of default as follows:

√	lack of payment of capital and/or interests of any of the notes at the maturity date during the term stated in the respective contracts;

√	lack of payment of capital and/or interests of any other financial debt of Personal or its subsidiaries for an amount of at least US$ 20 million (“cross default” clause), after the expiration of the agreed grace period;

√	final court sentence dictamination (including seizure, executions of property, and similar court decisions) for an amount of at least US$ 20 million;

√	bankruptcy petition, presentation of reorganization proceeding, or homologation petition of out-of-court preventive agreement of Personal or any of its subsidiaries;

√	any other situation that could cause the revocation of licenses granted to Personal or its subsidiaries (if applicable), in the case of total or partial license revocation that derives in negative effect on the commercial activity, assets, financial and economic situation of Personal or its subsidiaries (taken as a whole).

According to the terms of the notes issued if any case of non-compliance is verified, the debt holders are allowed to demand the payment of the outstanding amount of capital and accrued interest at the time of non-compliance (“acceleration clause”). The application of this clause is generally optional for the debt holders and it is subject to compliance of certain requirements and conditions.

As of the date of issuance of these consolidated financial statements, Personal and Núcleo are in compliance with their respective loans agreements’ commitments.

Note 13 – Salaries and social security payables

Salaries and social security payables include unpaid salaries, vacation and bonuses and its related social security contributions and termination benefits.

As of December 31, 2016, the total number of employees of the Company and the Telecom Group was 15,973 (15,970 of the Telecom Group and 3 of the Company), of which approximately 80% were unionized. All Management and senior positions of the Company and the Telecom Group are held by non-unionized employees.

	As of December 31,
	2016	2015	2014
Fixed services	10,901	10,903	11,056
Personal Mobile services	4,661	4,908	4,958
Núcleo Mobile services	408	413	402
Nortel	3	5	5
Total number of employees of the Company and the Telecom Group	15,973	16,229	16,421

In the field of compensation policy for Directors and Managers, the Telecom Group and the Company have a scheme that includes fixed and variable components. While fixed compensation is dependent upon the level of responsibility required for the position and its market competitiveness, variable compensation is comprised of compensation driven by the goals established on an annual basis and also by compensation regarding the fulfillment of long and medium term goals.

The Telecom Group and the Company have no stock option plans for their employees.

NORTEL INVERSORA S.A.

Salaries and social security payables consist of the following:

	As of December 31,
Current	2016	2015
Vacation and bonuses	1,103	850
Social security payables	383	324
Termination benefits	125	88
	1,611	1,262
Non-current
Termination benefits	144	117
Bonuses	40	40
	184	157
Total salaries and social security payables	1,795	1,419

Compensation for the Telecom Group’s Key Managers for the years ended December 31, 2016, 2015 and 2014 is shown in Note 27.e).

Employee benefit expenses and severance payments are composed of:

	Years ended December 31,
	2016	2015	2014
Salaries	(6,959)	(5,171)	(3,998)
Social security expenses	(2,148)	(1,642)	(1,259)
Severance indemnities and termination benefits	(522)	(319)	(242)
Other employee benefits	(178)	(126)	(96)
	(9,807)	(7,258)	(5,595)

Note 14 – Income tax payables, income tax assets and deferred income tax

Income tax asset and liability, net as of December 31, 2016 and 2015 consist of the following:

	As of December 31, 2016						As of
	The Company	Telecom Argentina	Personal	Núcleo	Telecom USA	Total	December 31, 2015

Income tax payables	11	465	1,586	29	11	2,102	1,733
Withholdings and payments in advance of income taxes	(8)	(275)	(1,077)	(15)	(5)	(1,380)	(1,288)
Law No. 26,476 Tax Regularization Regime (*)	—	5	—	—	—	5	5
Current income tax liability, net	3	195	509	14	6	727
Current income tax liability, net as of December 31, 2015	11	5	407	27	—		450

Law No. 26,476 Tax Regularization Regime (*)	—	7	—	—	—	7	10
Non-current Income tax liability	—	7	—	—	—	7	10

   (*) Tax liability valuated to its discount value at each time of valuation.

The tax effects of temporary differences that give rise to significant portions of the Company and the Telecom Group’s deferred tax assets and liabilities and the actions for recourse tax receivable are presented below:

	Income tax assets			Deferred tax liabilities
As of December 31, 2016	Telecom Argentina	Telecom USA	Total	The Company	Personal	Núcleo	Total
Allowance for doubtful accounts	86	2	88	—	271	16	287
Provisions	341	—	341	—	149	—	149
PP&E	—	1	1	—	—	13	13
Inventory	—	—	—	—	120	—	120
Termination benefits	82	—	82	—	—	—	—
Deferred revenues	85	—	85	—	—	—	—
Pension benefits	(*) 57	—	57	—	—	—	—
Other deferred tax assets, net	120	—	120	—	—	1	1
Total deferred tax assets	771	3	774		540	30	570
PP&E	(477)	—	(477)	—	(205)	—	(205)
Intangible assets	(83)	—	(83)	—	(584)	—	(584)
Cash dividends from foreign companies	—	—	—	—	(**) (150)	(44)	(194)
Mobile handsets financed sales	—	—	—	—	(84)	—	(84)
Investments	—	—	—	(2)	(4)	—	(6)
Other deferred tax liabilities, net	—	—	—	—	(68)	—	(68)
Total deferred tax liabilities	(560)	—	(560)	(2)	(1,095)	(44)	(1,141)
Total deferred tax asset (liability), net	(***) 211	3	214	(2)	(***) (555)	(****) (14)	(571)

Telecom Argentina’s actions for recourse tax receivable	466	—	466
Total income tax assets	677	3	680

(*)	Include 8 in Other Comprehensive Income for the year ended December 31, 2016.
(**)	Include (20) in Other Comprehensive Income for the year ended December 31, 2016.

(***)	Include 10 y (65) in Telecom Argentina y Personal, respectively, corresponding to temporary differences reversals as a consequence of 2015 affidavits filings.

(****)	Include (42) corresponding to current liabilities reclassifications and 9 corresponding to initial balances currency translation adjustments.

NORTEL INVERSORA S.A.

	Income tax assets				Deferred tax liabilities
As of December 31, 2015	Telecom Argentina	Núcleo	Telecom USA	Total	The Company	Personal	Total
Allowance for doubtful accounts	61	8	1	70	—	151	151
Provisions	314	—	—	314	—	129	129
PP&E	—	14	—	14	—	—	—
Inventory	—	—	—	—	—	99	99
Termination benefits	65	—	—	65	—	—	—
Deferred revenues	73	—	—	73	—	—	—
Pension benefits	33	—	—	33	—	—	—
Other deferred tax assets, net	78	4	—	82	—	—	—
Total deferred tax assets	624	26	1	651	—	379	379
PP&E	(390)	—	(1)	(391)	—	(260)	(260)
Intangible assets	(86)	—	—	(86)	—	(478)	(478)
Cash dividends from foreign companies	—	(6)	—	(6)	(3)	(113)	(113)
Investments	—	—	—	—	—	(61)	(64)
Other deferred tax liabilities, net	—	(1)	—	(1)	—	(17)	(17)
Total deferred tax liabilities	(476)	(7)	(1)	(484)	(3)	(929)	(932)
Total deferred tax asset (liability), net	148	19	—	167	(3)	(550)	(553)

Telecom Argentina’s action for recourse tax receivable	98	—	—	98
Total income tax assets	246	19	—	265

Income tax expense for the years ended December 31, 2016, 2015 and 2014 consists of the following:

	Year ended December 31, 2016
	Profit (loss)
	The Company	Telecom Argentina	Personal	Núcleo	Telecom USA	Total
Current tax expense	(11)	(465)	(1,586)	(29)	(11)	(2,102)
Deferred tax benefit	1	45	80	—	4	130
Telecom Argentina’s actions for recourse income tax receivable	—	368	—	—	—	368
Income tax expense	(10)	(52)	(1,506)	(29)	(7)	(1,604)
	Year ended December 31, 2015
	Profit (loss)
	The Company	Telecom Argentina	Personal	Núcleo	Telecom USA	Total
Current tax expense	(12)	(273)	(1,410)	(33)	(5)	(1,733)
Deferred tax benefit	—	25	(112)	18	—	(69)
Telecom Argentina’s action for recourse income tax receivable	—	98	—	—	—	98
Income tax expense	(12)	(150)	(1,522)	(15)	(5)	(1,704)

	Year ended December 31, 2014
	Profit (loss)
	The Company	Telecom Argentina	Personal	Núcleo	Telecom USA	Total
Current tax expense	(5)	(418)	(1,302)	(25)	(4)	(1,754)
Deferred tax benefit	(3)	19	(267)	3	—	(248)
Valuation allowance	—	—	27	—	—	27
Income tax expense	(8)	(399)	(1,542)	(22)	(4)	(1,975)

Income tax expense for the years ended December 31, 2016, 2015 and 2014 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	For the years ended December 31,
	2016	2015	2014
Pre-tax income	5,591	5,138	5,701
Non taxable items	116	31	(24)
Subtotal	5,707	5,169	5,677
Weighted statutory income tax rate (*)	34.3%	34.5%	34.5%
Income tax expense at weighted statutory tax rate	(1,957)	(1,786)	(1,958)
Income tax on cash dividends of foreign companies - Núcleo	(15)	(14)	(27)
Other changes in tax assets and liabilities	—	(2)	(17)
Actions for recourse income tax receivable	368	98	—
Changes in valuation allowance	—	—	27
	(1,604)	(1,704)	(1,975)

(*) Effective income tax rate based on weighted statutory income tax rate in the different countries where the Telecom Group has operations. The statutory tax rate in Argentina was 35% for all the years presented, in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends for all the years presented and in the USA the effective tax rate was 39.5% for all the years presented.

NORTEL INVERSORA S.A.

Income tax – Telecom Argentina’s actions for recourse filed with the Tax Authority

Article 10 of Law No. 23,928 and Article 39 of Law No.24,073 suspended the application of the provisions of Title VI of the Income Tax Law relating to the income tax inflation adjustment since April 1, 1992.

Accordingly, Telecom Argentina and its domestic subsidiaries determined its income tax obligations in accordance to those provisions, without taking into account the income tax inflation adjustment.

After the economic crisis of 2002, many taxpayers began to question the legality of the provisions suspending the income tax inflation adjustment. Also, the Argentine Supreme Court of Justice issued its verdict in the “Candy” case (07/03/2009) in which it stated that particularly for fiscal year 2002 and considering the serious state of disturbance of that year, the taxpayer could demonstrate that not applying the income tax inflation adjustment resulted in confiscatory income tax rates.

More recently, the Argentine Supreme Court of Justice applied a similar criterion to the 2010, 2011 and 2012 fiscal years in the cases brought by “Distribuidora Gas del Centro” (10/14/2014, 06/02/2015 and 10/04/2016), enabling the application of income tax inflation adjustment for periods not affected by a severe economic crisis such as 2002.

According to the above-mentioned new legal background that Telecom Argentina took knowledge during 2015, and after making the respective assessments, Telecom Argentina filed during 2015 and 2016 actions for recourse with the AFIP to claim the full tax overpaid for fiscal years 2009, 2010 and 2011 for a total amount of $371 plus interest, under the argument that the lack of application of the income tax inflation adjustment is confiscatory.

As of the date of issuance of these consolidated financial statements, the actions for recourse filed are pending of resolution by the Tax Authority. However, the Telecom Argentina’s Management, with the assessment of its tax advisor, considers that the arguments presented in those recourse actions follow the same criteria as the one established by the Argentine Supreme Court of Justice jurisprudence mentioned above, among others, which should allow Telecom Argentina to obtain a favorable resolution of actions of recourse filed.

Consequently, the income tax determined in excess qualifies as a tax credit in compliance with IAS 12 and Telecom Argentina recorded a non-current tax credit of $466 as of December 31, 2016 ($98 were recorded in fiscal year 2015 and $368 in fiscal year 2016, reducing Income tax cost). For the measurement of the tax credit, Telecom Argentina has estimated the amount of the tax determined in excess for all fiscal years not covered by the statute of limitation (2009-2016) weighting the likelihood of certain variables according to the jurisprudential antecedents known until such date. Telecom Argentina’s Management will assess Tax Authority’s resolutions related to actions of recourse filed as well as the jurisprudence evolution in order to annually re-measure the tax credit recorded.

Note 15 – Other taxes payables

Other taxes payables consist of the following:

	As of December 31,
	2016	2015
Current
VAT, net	360	452
Tax withholdings	319	201
Internal taxes	138	111
Tax on SU (Note 2.i)	110	91
Regulatory fees (Net of $14 offset with Resolution No. 41/07 receivables as of December 31, 2016 – Note 2.p)	78	74
Turnover tax	75	143
Municipal taxes	35	46
Retention Decree No. 583/10 ENARD	26	20
Tax on personal property – on behalf of Shareholders	8	25
	1,149	1,163

Note 16 – Other liabilities

Other liabilities consist of the following:

●	pension benefits;

●	guarantees received;

●	legal fees payable by adhesion to the tax regularization schemes;

●	any liability not included in the other liability items.

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	As of December 31,
	2016	2015
Current
Compensation for directors and members of the Supervisory Committee	51	38
Guarantees received	15	12
Other	10	11
	76	61
Non-current
Pension benefits (Note 3.l)	164	95
Legal fees	4	4
Other	2	2
	170	101
Total other liabilities	246	162

Movements in the pension benefits are as follows:

	Years ended December 31,
	2016	2015
At the beginning of the year	95	68
Service cost (*)	11	8
Interest cost (**)	38	28
Payments	(4)	(2)
Actuarial loss /(gain) (***)	24	(7)
At the end of the year	164	95

(*) Included in Employee benefit expenses and severance payments.

(**) Included in Financial expenses.

(***) Included in Other comprehensive income as required by IAS 19R.

Note 17 – Provisions

The Telecom Group is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. In order to determine the proper level of provisions, Management of the Telecom Group, based on the opinion of its internal and external legal counsel, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of provisions required, if any, is made after careful analysis of each individual case.

The determination of the required provisions may change in the future due to new developments or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation. Consequently, as of December 31, 2016, the Telecom Group has established provisions in an aggregate amount of $1,680 to cover potential losses under these claims ($57 for regulatory contingencies deducted from assets and $1,623 included under provisions) and certain amounts deposited in the Telecom Group’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2016, these restricted funds totaled $66 (included under Other receivables, net line item in the consolidated statement of financial position).

Provisions consist of the following:

	Balances	Additions/ (recoveries)		Reclassifi- cations	Uses		Balances as of December 31, 2015	Additions/ (recoveries)		Reclassifi- cations	Uses		Balances
	as of December 31, 2014	Capital	Interest (i)		Debt recogni- tion	Payments		Capital	Interest (i)		Debt recogni- tion	Payments	as of December 31, 2016
Current
Provision for civil and commercial proceedings	71	34	19	68	(25)	(55)	112	—	—	47	(15)	(35)	109
Provision for labor claims	51	—	—	75	—	(75)	51	—	—	159	(27)	(92)	91
Provision for regulatory, tax and other matters claims	77	—	—	—	—	(33)	44	—	—	72	—	(45)	71
Total current provisions	199	34	19	143	(25)	(163)	207	—	—	278	(42)	(172)	271
Non-current
Provision for civil and commercial proceedings	228	49	31	(68)	—	—	240	14	54	(47)	—	—	261
Provision for labor claims	288	61	55	(75)	—	—	329	130	78	(159)	(1)	—	377
Provision for regulatory, tax and other matters claims	441	(30)	20	(24)	—	—	407	43	11	(45)	—	—	416
Asset retirement obligations	123	54	12	—	—	—	189	47	64	—	—	(2)	298
Total non-current provisions	1,080	134	118	(167)	—	—	1,165	234	207	(251)	(1)	(2)	1,352

Total provisions	1,279	(ii) 168	137	(iii) (24)	(25)	(163)	1,372	(iv) 234	207	(v) 27	(43)	(174)	1,623

(i)	Charged to finance costs, interest on provisions line item.

(ii)	Charged 113 to Provisions, 53 to PP&E (CAPEX) and 2 to currency translation adjustments.

(iii)	Reclassified to Other Receivables.

(iv)	Charged 187 to Provisions, 45 to PP&E (CAPEX) and 2 to currency translation adjustments.

(v)	Use of Resolution No. 41/07 receivables.

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1.	Probable Contingent liabilities

Below is a summary of the most significant claims and legal actions for which provisions have been established:

●	Profit sharing bonds

Various legal actions are brought, mainly by former employees of Telecom Argentina against the Argentine government and Telecom Argentina, requesting that Decree No. 395/92 – which expressly exempted Telefónica and Telecom Argentina from issuing the profit sharing bonds provided in Law No. 23,696 – be struck down as unconstitutional. The plaintiffs also claim the compensation for damages they suffered because such bonds have not been issued.

In August 2008, the Argentine Supreme Court of Justice found Decree No. 395/92 unconstitutional when resolving a similar case against Telefónica.

Since the Argentine Supreme Court of Justice’s judgment on this matter, the Divisions of the Courts of Appeal ruled that Decree No. 395/92 was unconstitutional. As a result, in the opinion of the legal counsel of Telecom Argentina, there is an increased probability that Telecom Argentina has to face certain contingencies, notwithstanding the right of reimbursement that attends Telecom Argentina against the National State.

Said Court decision found the abovementioned Decree unconstitutional and ordered that the proceedings be remanded back to the court of origin so that such court could decide which defendant was compelled to pay –the licensee and/or the Argentine government- and the parameters that were to be taken into account in order to quantify the remedies requested (percent of profit sharing, statute of limitations criteria, distribution method between the program beneficiaries, etc). It should be mentioned that there is no uniformity of opinion in the Courts in relation to each of those concepts.

Later, in “Ramollino Silvana c/Telecom Argentina S.A.”, the Argentine Supreme Court of Justice, on June 9, 2015, ruled that the profit sharing bonds do not correspond to employees who joined Telecom Argentina after November 8, 1990 and that were not members of the PPP.

This judicial precedent is consistent with the criteria followed by Telecom Argentina for estimating provisions for these demands, based on the advice of its legal counsel, which considered remote the chances of paying compensation to employees not included in the PPP.

Legal action’s statute of limitations criteria: Argentine Supreme Court of Justice ruling “Dominguez c/ Telefónica de Argentina S.A.”

In December 2013, the Argentine Supreme Court ruled on a similar case to the above referred legal actions, “Domínguez c/ Telefónica de Argentina S.A”, overturning a lower court ruling that had barred the claim as having exceeded the applicable statute of limitations since ten years had passed since the issuance of Decree No. 395/92.

The Argentine Supreme Court of Justice ruling states that the Civil and Commercial Proceedings Court must hear the case again to consider statute of limitations arguments raised by the appellants that, in the opinion of the Argentine Supreme Court of Justice, were not considered by the lower court and are relevant to the resolution of the case.

After the Argentine Supreme Court of Justice’s ruling and until the date of issuance of these consolidated financial statements, two chambers of the Civil and Commercial Federal Proceedings Court have issued opinions interpreting the doctrine developed by the Argentine Supreme Court of Justice in its ruling, acknowledging that the statute of limitations must be applied periodically –as of the time of each balance sheet- but limited to five years; and Chamber III ruled, by a majority of votes, that the statute of limitations must not be applied periodically, but that instead, was exceeded ten years after the issuance of Decree No. 395/92.

Criteria for determining the relevant profit to calculate compensation: ruling of the Civil and Commercial Federal Proceedings Court in Plenary Session “Perota c/ Estado Nacional y Telefónica de Argentina S.A.”

On February 27, 2014, the Civil and Commercial Appeals Court issued its decision in plenary session in the case “Perota, César c/ Estado Nacional”, as a result of a complaint filed against Telefónica de Argentina S.A, ruling: “that the amount of profit sharing bonds the corresponding to former employees of Telefónica de Argentina S.A. should be calculated based on the taxable income of Telefónica de Argentina S.A. on which the income tax liability is to be assessed”.

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The Court explained that in order to make such determination: “it is necessary to clarify that “taxable income” (pre-tax income) means the amount of income subject to the income tax that the company must pay, which generally means gross income, including all revenue obtained during the fiscal year (including contingent or extraordinary revenue), minus all ordinary and extraordinary expenses accrued during such fiscal year”.

As of December 31, 2016, the Telecom Argentina’s Management, with the advice of its legal counsel, has recorded the provisions for contingencies that it estimates are sufficient to cover the risks associated with these legal actions, having considered the available legal background as of the date of these consolidated financial statements.

Additionally, on June 3, 2013 Telecom Argentina was notified of a lawsuit filed by four unions claiming the issuance of a profit sharing bonds (hereinafter “the bonds”) for future periods and for periods for which the statute of limitations is not expired. To enforce this claim, the plaintiffs require that Decree No. 395/92 should be declared unconstitutional.

This collective lawsuit is for an unspecified amount. The plaintiffs presented the criteria that should be applied for the determination of the percentage of participation in the Telecom Argentina’s profit. The lawsuit requiring the issuance of a profit sharing bond represents an obligation with potential future economic impact for Telecom Argentina.

In June 2013, Telecom Argentina filed its answer to the claim, arguing that the labor courts lack of jurisdiction. On October 30, 2013, the judge rejected the lack of jurisdiction plea, established a ten year period as statute of limitation and deferred ruling on the defenses of res judicata, lis pendens and on the third party citation required after a hearing is held by the court. Telecom Argentina has appealed the judge’s ruling.

On December 12, 2013 this hearing took place and the intervening court differed the defense of statute of limitations filed by Telecom Argentina to the moment of the final ruling, among other matters. It also ordered the plaintiff to establish that they have permission to bring the case on behalf Telecom Argentina’s employees included in the claim; meanwhile the trial proceeding will be suspended. The plaintiff appealed the decision and the judge deferred this issue to the time of sentencing.

As of the date of issuance of these consolidated financial statements, the appeal regarding lack of jurisdiction raised by Telecom Argentina is pending, until the documentation requested by the court to the plaintiffs was resolved.

Telecom Argentina, based on the advice of its legal counsel, believes that there are strong arguments to defend its rights in this claim based, among other things, in the expiration of the statute of limitations of the claim for the unconstitutionality of Decree No. 395/92, the lack of active legal standing for collective claim for bonds issuance -due to the existence of individual claims-, among other reasons regarding lack of active legal standing.

●	Wage differences by food vouchers and non-remunerative sums

Telecom Argentina is subject to various lawsuits initiated by some employees and former employees who claim wage differences caused by the impact of the concepts “non-remunerative sums” (amounts not subject to social security contributions) and “food vouchers” over the settlement of items such as overtime, productivity, vacation, supplementary annual salary and other additional benefits provided by the Collective Bargaining Agreement.

In this regard, the Argentine Supreme Court of Justice has recognized that “food vouchers” are remunerative and are part of the employees’ compensations, declaring the unconstitutionality of Sect. 103 bis, inc. C of the Employment Contract Act (which gives them the character of social benefits). Considering these judicial precedents, as of December 31, 2016, the Telecom Argentina’s Management, with the advice of its legal counsel, has recorded a provision for contingencies that it estimates is sufficient to cover the risks associated with these claims as of the date of issuance of these consolidated financial statements.

●	Sales representative claims

Former sales representatives of Personal have brought legal actions for alleged improper termination of their contracts and have submitted claims for payment of different items such as commission differences, value of the customers’ portfolio and lost profit, among other matters. Personal believes, based on the advice of its legal counsel, that certain items included in the claims would not be sustained while other items, if sustained, would result in significantly lower amounts than those claimed. As of the date of issuance of these consolidated financial statements, some legal actions are in the discovery phase and with expert opinions in progress.

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Personal’s Management, based on the advice of its legal counsel, has recorded provisions that it estimates are sufficient to cover the risks associated with these claims, which are considered that would not have a negative impact on Personal’s results and financial position.

●	Regulator’s Penalty Activities

Telecom Argentina is subject to various penalty procedures, in most cases promoted by the Regulatory Authority, for delays in the reparation and installation of service to fix-line customers. Although generally a penalty considered on an individual basis does not have a material effect on Telecom Argentina’s equity, there is a significant disproportion between the amounts of the penalty imposed by the Regulatory Authority and the revenue that the affected customer has generated to Telecom Argentina.

Since fiscal year 2013, the CNC significantly increased its penalty activities, increasing the amount of charges and sanctions, as well as the individual amount of each of the latter. In several cases the sanctions imposed as from 2013 had twice the economic value of those imposed to Telecom Argentina in previous periods for the same alleged infringements.

In determining the provisions for regulatory charges and sanctions, the Telecom Argentina’s Management, with the assessment of its legal counsel, determines the likelihood of such sanctions being imposed, the amount thereof based on historical information and judicial precedents, also contemplating various probable scenarios of statute of limitation for charges and sanctions received, the current levels of execution of sanctions and the eventual results of legal actions that Telecom Argentina has undertaken to demonstrate, among other things, the disproportionate sanctions imposed by the Regulatory Authority since 2013.

Telecom Argentina has recorded certain provisions that it deems sufficient to cover the above mentioned sanctions and charges, estimating that they should not prosper in amounts individually higher than 200 thousand UT (9,380 argentine pesos) per each alleged violation against its clients in the normal course of business, in accordance with the legal and regulatory analysis performed as of December 31, 2016. If Telecom Argentina and its legal advisors’ arguments do not prevail, the Management of Telecom Argentina estimates that the amount of provisions for regulatory charges and sanctions might be increased in approximately $154 as of December 31, 2016.

2.	Possible Contingencies

In addition to the possible contingencies related to regulatory matters described in Note 2 i) FFSU – Impact in Telecom Argentina, below is a summary of the most significant claims and legal actions for which no provisions have been established, although it cannot be ensured the final outcome of these lawsuits:

●	“Consumidores Financieros Asociación Civil para su Defensa” claim

In November 2011, Personal was notified of a lawsuit filed by the “Consumidores Financieros Asociación Civil para su Defensa” claiming that Personal made allegedly abusive charges to its customers by implementing per-minute billing and setting an expiration date for prepaid telecommunication cards.

The plaintiff claim Personal to: i) cease such practices and bill its customers only for the exact time of telecommunication services used; ii) reimburse the amounts collected in excess in the ten years preceding the date of the lawsuit; iii) credit its customers for unused minutes on expired prepaid cards in the ten years preceding the date of the lawsuit; iv) pay an interest equal to the lending rate charged by the Banco de la Nación Argentina; and v) pay punitive damages provided by article 52 bis of Law No. 24,240.

Personal responded in a timely manner, arguing the grounds by which the lawsuit should be dismissed, with particular emphasis on the regulatory framework that explicitly endorses Personal’s practices, now challenged by the plaintiff in disregard of such regulations.

The plaintiffs are seeking damages for unspecified amounts. Although Personal believes there are strong defenses according to which the claim should not succeed, in the absence of jurisprudence on the matter, Personal’s Management (with the advice of its legal counsel) has classified the claim as possible until a judgment is rendered.

This claim was at a preliminary stage as of the date of these consolidated financial statements. However, the judge has ordered the accumulation of this claim with two other similar claims against Telefónica Móviles and AMX Argentina. So, the three legal actions will continue within the Federal Civil and Commercial Court No. 9.

NORTEL INVERSORA S.A.

●	Lawsuit against Personal on changes in services prices

In June 2012 the consumer trade union “Proconsumer” filed a lawsuit against Personal claiming that the company did not provide the clients with enough information regarding the new prices for the services provided by Personal between May 2008 and May 2011. It demands the reimbursement of the increase in the price billed to customers for a period of two months.

Personal’s Management considers that Personal had adequately informed its clients the modifications of the terms and conditions in which the service would be provided, and therefore, believes that this lawsuit should not succeed.

On September 5, 2012 the Court took notice of the lawsuit. On June 26, 2013, the judge upheld the jurisdictional plea filed by Personal and ordered to send the lawsuit to the Administrative and Contentious court, which decided that the jurisdiction corresponded to the Commercial Court. That decision was appealed by Personal through an extraordinary motion. The extraordinary motion was denied and Personal filed a complaint with the Argentine Supreme Court of Justice, which on May 27, 2016 provided that the demand will continue its proceedings in the commercial courts. The lawsuit is in the discovery phase and both parts are preparing the evidence required.

Personal’s Management considers that there are solid arguments for the favorable resolution of this lawsuit, but, in the event it is resolved unfavorably, it would not have a significant impact on Personal’s results and financial position.

●	Legal Procedures relating to the Definition of the Scope of Fixed and Mobile Telephone Services under Broadcasting Law No. 22,285, repealed by Law No. 26,522 of Audiovisual Communication Services

The Group offers a wide range of telecommunications services in the market, including, among others, those referred to as VAS, which provide additional functionality to the basic services of voice transmission through a telecommunications network.

In connection with the VAS, there are some legal claims referred to the provision of streaming services, known as video on demand, and also an Argentine Supreme Court of Justice opinion relating to the commercialization of a service called Superpack.

o	Supercanal Case

Within the context of a claim filed by Supercanal S.A. in 2003, an injunction was ordered against the fixed and mobile telephone companies, by which the Court ordered them to abstain from “providing supplementary broadcasting services or issuing any kind of broadcasting contents and programming”, as well as “making any advertisement relating to future services to be provided, or the provision of television services as VAS or any other kind of technical method through the fixed or mobile telephone and Internet services that they provide”.

In 2012 a lower court decided to consider the case “without merit” and to terminate the injunction. However, on February 18, 2014, the Court of Appeals overruled such decision, and the judge must now decide on the appeal filed against the injunction, which is still pending.

On June 16, 2014 Telecom Argentina filed before the Courts a request to terminate the injunction, arguing among other reasons that new Law No. 26,522 of Audiovisual Communication Services has repealed the former law, under which the injunction had been ordered.

In March 2015, Telecom Argentina reported the issuance of Law No. 27,078 (LAD) and its effect on the injunction, which became moot.

As a result, on June 3, 2015 the plaintiff informed the Court that it had no complaints the case was moot considering the new legal framework introduced by Laws No. 26,522 and 27,078.

On May 10, 2016, the judge decided that the claim is moot, ordered the lifting of the injunction and the closing of the claim.

o	Claim by the Argentine Association of Cable Television

Within the context of a claim filed by the Argentine Association of Cable Television in 2006, an injunction was ordered against the fixed and mobile telephone companies, by which the Court ordered them to abstain from “transmitting, repeating and/or providing directly or indirectly broadcasting services or their supplementary services”, based on the former Broadcasting Law No. 22,285.

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Subsequently, such injunction was extended to the commercialization of the Superpack service (joint offer of satellite television services provided by DirecTV and telephone and Internet services provided by Telecom Argentina, where each entity invoiced the services provided by it directly to the final customer), which was suspended by an appeal filed by Telecom Argentina before the Argentine Supreme Court of Justice. However, on June 3, 2014, the Argentine Supreme Court of Justice rejected such appeal because it did not refer yet to a final decision on the substantial issue that must be resolved by such Court. Accordingly, Telecom Argentina prudentially suspended the commercialization of the above referred joint offer with DirecTV from June 4, 2014. The suspension of this joint offer only meant to the Group a decrease in commissions revenues for new subscribers that our network commercialized in favor of DirecTV, and a decrease in costs from commissions conceded to DirecTV for subscribers that the latter captured for the Telecom Group, which were not material during the year ended December 31, 2014.

On June 10, 2014, Telecom Argentina claimed to the Courts that the substantial issues under the claim are “without merit” and the injunction has become ineffective as a result of the new Law No. 26,522 of Audiovisual Communication Services –which repealed the former law under which the injunction had been ordered.

On October 7, 2014, the Court notified Telecom Argentina and Personal of a breach complaint related to the above referred injunction. Such notification was answered rejecting its whole content and requesting that the CNC and the SC become part of the process. The Court will have to make a joint decision on these two issues presented by the parties.

On December 19, 2014 Law No. 27,078 came into force. In Article 9 paragraph 2 states that licensees of services under the Law – such as Telecom Argentina and Personal – may provide audiovisual media services. This legislation reinforces the legal arguments used by Telecom Argentina to continue providing the VAS analyzed in these cases.

On June 18, 2015 a lower Court decided to postpone the declaration that the claim was moot and to limit the term of the injunction for six months. The decision was appealed by Telecom Argentina and other defendants. On October 8, 2015 the Court of Appeals decided the revocation of the judge’s decision that the claim is moot and ruled that the injunction has ceased to apply. Against this decision, the plaintiff has filed an extraordinary resource. On March 17, 2016, the Court of Appeals rejected the resource. The plaintiff filed a complaint with the Supreme Court on March 29, 2016, which it was dismissed by the Supreme Court on August 4, 2016 and ended the claim.

●	Proceedings related to value added services - Mobile contents

On October 1, 2015 Personal was notified of a claim seeking damages for unspecified amounts initiated by consumer trade union “Cruzada Cívica para la defensa de los consumidores y usuarios de servicios públicos”. The plaintiff invokes the collective representation of an undetermined number of Personal customers.

The plaintiff claims the way that content and trivia are contracted, in particular the improper billing of messages sent offering those services and their subscription. Additionally, it proposes the application of a civil penalty.

This claim has a similar object to other claims made by a consumer association (Proconsumer) where collective representation of customers is also invoked. As of the date of issuance of these consolidated financial statements, those claims are not at preliminary stages.

Personal has answered the claims through the presentation of legal and factual defenses, subpoenaing third parties involved in the provision of VAS. Likewise, with the advice of its legal counsel, Personal believes to have strong arguments for its defense in these lawsuits. However, given the absence of jurisprudential precedents, the final outcome of these claims cannot be assured.

●	Claims of some Personal Content Providers

In the framework of the general reorganization of the content business started out by Personal in 2016, and given the upcoming expiration of agreements with content providers, some of the latter have been notified that such agreements will not be renewed.

By virtue of that communication, three of those companies initiated and obtained in court (between January 12, 2017 and February 24, 2017), precautionary measures against Personal, in order to avoid that the duly notified decision of not renewing the agreements be effective, and thus, forcing Personal to refrain from disconnecting or interrupting the contractual relationship on the scheduled dates.

NORTEL INVERSORA S.A.

All these precautionary measures were timely appealed by Personal, with only one of them remaining in force as of the date of issuance of these consolidated financial statements. On February 7, 2017, the ENACOM decided that Personal should refrain from disrupting the services of the companies nucleated in CAVAM as well as from modifying the existing business conditions.

Later, on February 24, 2017, the ENACOM notified Personal the Resolution 2017-1122-APN-ENACOM # MCO, which set out that Mobile Operators may receive, in every respect, a percentage that should not exceed 40% of the services invoiced on behalf and to the order of providers of audiotext and mass calling Value Added Services.

In addition, the Resolution sets forth a 30-day period to file under the ENACOM the interconnection contracts or the addenda to the existing ones, that ensure adjustments to the contracts already in force and with relation to the services rendered by the members of CAVAM.

In light of the situation described, taking into account the impact on rights and interests, Personal will deduct all necessary actions and/or administrative and/or judicial resources in order to obtain revocation/modification and/or annulment of the Resolution in question, since the conditions set forth in the rule are deemed inapplicable to the contractual status with content providers, for the reason that these conditions are purely commercial and have been entered into by private parties, besides the numerous legal inconsistencies regarding said Resolution.

●	“Asociación por la Defensa de Usuarios y Consumidores c/Telecom Personal S.A.” claim

In 2008 the “Asociación por la Defensa de Usuarios y Consumidores” sued Personal, seeking damages for unspecified amounts, claiming the billing of calls to the automatic answering machine and the collection system called “send to end” in collective representation of an undetermined number of Personal customers.

In the third quarter of 2015 Personal took knowledge of an adverse court ruling in a similar trial, promoted by the same consumers association against other mobile operator.

Personal’s Management, with the advice of its legal counsel, believes that it has strong arguments for its defense, but given the new jurisprudential precedent, the outcome of this claim cannot be ensured.

●	Interest rate applicable to the matters under Labor Courts of the City of Buenos Aires

On May 21, 2014 the National Labor Court of Appeals agreed, as a result of a divided vote, that the interest rate applicable to the matters under its jurisdiction in the City of Buenos Aires shall be the nominal annual rate for personal loans with free use of funds of the Argentine National Bank for a 49 to 60 month term (as of December 31, 2015 the mentioned rate was 3% per month). The Court also resolved that in those cases that the Court sentences are still pending, this new rate shall be applied as from the date on which each amount is due.

As from 2002 the above mentioned Court had resolved to apply the interest rate resulting from the monthly average of the interest rate used by the National Bank of Argentina for the granting of loans (as of December 31, 2015 the mentioned average rate was 2.055% per month). Therefore, this disposition represents an increase in the interest rate, which Telecom Argentina has reflected in its assessment of the provisions for pending labor claims. Although this Court’s decision is not compulsory for lower Courts, an additional risk exists since the Courts might intend to apply such rate retroactively to labor credits not yet acknowledged by a Court sentence.

Telecom Group’s Management, with the advice of its legal counsel, considers that there are solid legal arguments to argue against the retroactive application of this new rate. As of the date of issuance of these consolidated financial statements, Management cannot assure the result deriving from the decision of the Court of Appeals, until the lower Courts issue future opinions making their positions clear. Nevertheless, should a disadvantageous resolution prevail, it is estimated that shall not have a significant impact on the Group’s financial position and results of operations

3.	Remote Contingencies

The Telecom Group faces other legal proceedings, fiscal and regulatory considered normal in the development of its activities. The Telecom Group’s Management and its legal advisors estimate it will not generate an adverse impact on their financial position and the result of its operations, or its liquidity. In accordance with IAS 37 provisions, not any provision has been constituted related to the resolution of these issues

NORTEL INVERSORA S.A.

4.	Contingency Asset

●	“AFA Plus Project” Claim

On July 20, 2012, Telecom Argentina entered into an agreement with the Argentine Football Association (“AFA”), for the provision of services to a system called “Argentine Football System Administration” (“AFA Plus Project”) related to the secure access to first division football stadiums whereby Telecom Argentina should provide the infrastructure and systems to enable the AFA to manage the aforementioned project. The recovery of investments and expenses incurred by Telecom Argentina and its profit margin would come from charging AFA with a referring price stated in 20% of the popular ticket price per each football fan that attend the stadiums during the term of the agreement, so the recoverability of the Telecom Argentina’s assets related to the Project depended on AFA implementing the “AFA Plus Project”.

From 2012 and in compliance with its contractual obligations, Telecom Argentina made investments and incurred in expenses amounting to $182 as of December 31, 2016, of which $143 are included in PP&E (as of December 31, 2015, such figures amounted to $179 and $140, respectively) for the provision and installation of equipment and the execution of civil works for improving the football stadiums, registration centers equipment, inventories and material storage and attend other expenses directly associated with AFA Plus Project.

For several specific reasons of the Project, the football environment and the country context, the AFA Plus system was not implemented by AFA, not even partially. Accordingly, Telecom Argentina has not been able to begin collecting the agreed price.

Finally, throughout the agreement, Telecom Argentina received no compensation from AFA for the services provided and the work performed. In September 2014, AFA notified Telecom Argentina of its decision to terminate the agreement, modifying the AFA Plus Project, and also informed that it will assume the payment of the investments and expenditures incurred by Telecom Argentina. Accordingly, negotiations between the parties have started.

In February 2015, AFA made a proposal to compensate the investments and expenditures incurred by Telecom Argentina through advertising exchange exclusively related to the AFA Plus Project (or the one that replaces this Project in the future), in the amount of US$ 12.5 million. If the advertising compensation was not operating in one year, AFA would pay to Telecom Argentina the mentioned amount. Telecom Argentina analyzed the quality of the assets offered by AFA in its offer of advertising exchange, and rejected the offer as insufficient.

New negotiations were conducted in 2015 to improve the mentioned offer (requiring a combination of cash payments and advertising) but a satisfactory agreement was not reached and negotiations were suspended for AFA internal affairs.

In October 2015, Telecom Argentina formally demanded that AFA pay the amounts due ($179.2 plus interest from its implementation). AFA rejected the claim but agreed to resume negotiations for a closing agreement which was then suspended by the AFA electoral process.

In January 2016 both parties resumed conciliatory negotiations, while Telecom Argentina reserved its right to exercise legal claims on the amounts due.

In June 2016 Telecom Argentina initiated a compulsory pre-judicial mediation procedure. The first audience, held on July 12, 2016, was attended by both parties. A second audience was held on August 3, 2016 and a third and the last one was held on August 23, 2016, which resulted in no agreement between the parties.

As of the date of issuance of these consolidated financial statements, Telecom Argentina, with the assistance of its legal advisors, is preparing the lawsuit against AFA in order to claim the owed amounts through the judicial system. Telecom Argentina’s Management and its external advisor believe that they have solid and legal arguments for claiming and are evaluating the actions to be followed for recovering the investments and expenses made.

It is worth mentioning that the impairment recorded by Telecom Argentina arising from the uncertainties related to the recoverable value of assets recognized by the AFA Plus Project (Works in Progress and Materials amounting to $143 as of December 31, 2016) have been only recorded for the purpose to comply with accounting standards and in no way involves giving up or limiting the rights given to Telecom Argentina as a genuine creditor for the AFA Plus Project agreement.

NORTEL INVERSORA S.A.

Note 18 – Commitments

(a) Holding of shares commitments

In compliance with the terms and conditions of issuance of Class “B” preferred shares, the Company will not sell, transfer, assign or otherwise dispose of, under any title, or encumber its shareholding in Telecom Argentina, unless, after such operation has been concluded, more than 50% of those shares remain in direct or indirect ownership of the Company without being encumbered in any manner, or unless the above-mentioned actions are expressly approved by the holders of two-thirds of the preferred shares outstanding.

The List of Conditions provides details of the obligations for both the Company and Telecom Argentina, non-fulfillment of which could lead in certain cases, to the subsidiary’s license being revoked. Such a situation would require the Company to transfer its shareholding in Telecom Argentina to the CNC, which would proceed to sell the shares by public auction. Commitments assumed by the Company, among others, are as follows:

a)	not to reduce its equity interest in Telecom Argentina to less than 51% without the authorization of the Regulatory Authority, under the penalty of license revocation;

b)	not to reduce the amount of shares of common stock of the Company’s shareholders to less than 51% of the capital stock with voting right, without the authorization of the Regulatory Authority.

Nowadays, Sofora holds all Nortel’s Ordinary Shares.

DNU No. 267/15 modified the prior authorization regime for equity interest’s control modifications provided by the LAD, establishing a new regime in which transfers of licenses and equity interests in licensees that imply loosing of control will be considered performed ad Referendum of the authorization of the National Communications Authority and must be communicated to the mentioned regulatory authority within 30 days after its implementation. These transactions will be considered approved if they are not expressly rejected within 90 days of its communication.

The obligations assumed by Telecom Argentina are detailed in section 13.10.6 of the List of Conditions, excluding sub-sections h) and n).

(b) Purchase commitments of the Telecom Group

The Telecom Group has entered into various purchase orders amounting in the aggregate to approximately $7,945 as of December 31, 2016 (of which $2,866 corresponds to PP&E commitments), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements. This amount also includes the commitments mentioned in d).

(c) Investment commitments

In August 2003, Telecom Argentina was notified by the SC of a proposal for the creation of a $70- fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies and aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund.

In November 2003, Telecom Argentina contributed $1.5 at the inception of the Fund. In addition, Management announced that it is the Telecom Argentina’s intention to promote agreements with local suppliers which would facilitate their access to financing.

(d) Commitments assumed by Telecom Argentina from the sale of Publicom

On March 29, 2007, Telecom Argentina’s Board of Directors approved the sale of its equity interest in Publicom (a company engaged in directories’ publishing business) to Yell Publicidad S.A. (a company incorporated in Spain, member of the Yell Group- Grupo Yell), which was executed on April 12, 2007 (the “Closing Date”).

On Closing Date and after the stock transfer was actually performed, Publicom accepted a proposal from Telecom Argentina. According to said proposal, Telecom Argentina:

√	engages Publicom to publish and print Telecom Argentina’s directories (“white pages”) for a 5-year period, which was extended annually;

√	engages Publicom to distribute Telecom Argentina’s white pages for a 20-year period, which may be extended upon expiry date;

√	engages Publicom to maintain the Internet portal, which allows to access the white pages through the web, for a 20-year period, term which may be extended upon expiry date;

√	grants Publicom the right to lease advertising spaces on the white pages for a 20-year period, which may be extended upon expiry date; and

NORTEL INVERSORA S.A.

√	authorizes the use of certain trademarks for the distribution and/or consultation on the Internet and/or advertising spaces agreements for the same specified period.

Telecom Argentina reserves the right to supervise certain matters associated with white pages publishing and distribution activities that allow Telecom Argentina to assure the fulfillment of its regulatory obligations during the term of the proposal. The terms and conditions of the proposal include usual provisions that allow Telecom Argentina to apply economic sanctions in the case of non-compliance, and in the case of serious non-compliance, allow Telecom Argentina to require an early termination. In the latter case, Telecom Argentina could enter into an agreement with other providers.

The proposal set prices for the publishing, printing and distribution of the 2007 directories, and provided clauses for the subsequent editions in order to ensure Telecom Argentina that said services will be contracted at market price.

Telecom Argentina shall continue to include in its own invoices the amounts to be paid by its customers to Publicom for the contracted services or those that may be contracted in the future, and subsequently collect the amounts for said services on behalf and to the order of Publicom, without absorbing any delinquency.

(e) Commitments assumed by Núcleo

During 2010, the CONATEL awarded Núcleo a public bidding for the implementation of the expansion of the infrastructure of networks used as platform for the mobile telephony access services and the basic service in areas of public or social interest in Paraguay. The total investment was approximately of $17, of which $12 were subsidized by CONATEL.

As of the date of these consolidated financial statements, Núcleo has timely fulfilled its investments obligations and the total assets and services have been installed and are satisfactorily functioning. The CONATEL has disbursed approximately $11 related to this bidding.

Additionally, in August 2011, the CONATEL awarded Núcleo a new public bidding for the implementation of the expansion of the infrastructure of networks as a platform for the mobile telephony access services and the basic service in the Department of Caaguazú. Núcleo committed to install and render satisfactorily functioning all the assets and services covered by the bidding within six months from the date of signing of the contract, by means of an approximate investment of $6 of which $5 were subsidized by the CONATEL. As of the date of these consolidated financial statements, the work is finished. The CONATEL has disbursed approximately $4 related to this bidding.

CONATEL’s total differed disbursements as of December 31, 2016 amounted to $15 and were included under “Deferred revenues” line item, corresponding $4 to current deferred revenues, having accrued gains for $11 since fiscal year 2011.

(f) Commitments assumed from the acquisition of Spectrum by Personal

The Auction Terms and Conditions convened by SC Resolution No. 38/14 established high and demanding obligations of coverage and network deployment, which would require significant investments in PP&E that were estimated at the time of submission of Personal´s bid in approximately US$ 450 million over the next five years and whose failure could result in sanctions and adverse effects to Personal.

Some of the obligations included in the Terms and Conditions are the following:

●	Extend the SRMC, STM and PCS coverage in such a way that it reaches all locations with at least 500 inhabitants in a time period that would not exceed 60 months.

●	Upgrade the network infrastructure in a time period that would not exceed 60 months, in such a manner that in all the network locations where mobile Internet services are offered a minimum of 1 Mbps per user be guaranteed in the downlink for SRMC, STM and PCS.

●	For the SCMA (Annex III of Terms and Conditions) progressive coverage obligations in the Argentine Republic territory are established, in five differenced stages, completed in the 60-month-period with coverage in locations with more than 500 inhabitants.

For further detail of the obligations involved, see SC Resolution No. 37/14, No. 38/14 and its amendments and supplementary regulations.

Taking into account that the frequency bands of SC Resolution No. 83/14 had been partially awarded, Personal requested the SC that all the mentioned deadlines were calculated from the date on which the frequency band 713-723 Mhz to 768-778 Mhz were awarded, what would complete Lot 8 award. Such requirement was satisfied by the provisions of section 4 d) of Decree No. 1,340/16.

NORTEL INVERSORA S.A.

As of December 31, 2016, Personal’s management has invested in expanding coverage and network deployment in an amount of approximately US$ 354 million. There are also purchase orders issued related to this improvement for an amount of approximately US$ 66 million (included in b) above).

Note 19 – Equity

Equity includes:

	As of December 31,
	2016	2015
Equity attributable to Nortel (Controlling Company)	10,797	9,605
Equity attributable to non-controlling interest	9,126	8,048
Total equity (*)	19,923	17,653

(*) Additional information is given in the consolidated statements of changes in equity.

The Company has implemented a mechanism that allows preferred shares to be traded in the United States of America and other places through ADS-denominated securities.

Class “B” preferred shares converted into ADS were registered with the SEC, and since June 16, 1997 are listed on the NYSE. They are also listed on the Luxembourg Stock Exchange since 1992.

(a) The Company’s Capital information

On September 9, 2003 Nortel took note of the agreement reached by the France Telecom Group with W de Argentina - Inversiones S.A. for the sale of their interest in the Company. In December 2003, the France Telecom Group and the Telecom Italia Group transferred their interests in Nortel to a new company called Sofora, while France Telecom Group sold its entire stake in Sofora to W de Argentina - Inversiones S.A.

Thus, all of the ordinary shares of Nortel belong to Sofora. As of December 31, 2016, these shares represent 78.38% of Nortel capital stock.

(b) Class “B” preferred shares

Class “B” preferred shares are subject to Argentine laws and to the jurisdiction of the City of Buenos Aires commercial courts.

The Terms of Issuance of Class “B” preferred shares provide that:

a)	Class “B” preferred shares are not redeemable.

b)	A non cumulative dividend equivalent to a percentage (49.46%) of the Company’s profits legally available for distribution. On April 25, 1997, an Extraordinary Shareholders’ Meeting resolved to amend section 4(a) (“right to dividends”), reducing the formula for the calculation of dividends by 50 basic points (0.50%, currently 48.96%) beginning on June 16, 1997. This resolution was filed with the Public Registry of Commerce on July 16, 1997 under number 7,388. Before the total cancellation of the Class “A” preferred shares, which took place on June 14, 2012, the non-cumulative dividend corresponding to the Class “B” preferred shares was subject to the previous dividend and redemption payments on the Class “A” preferred shares.

c)	Holders of Class “B” preferred shares shall be entitled to vote in case of accrual of and failure to pay any preferred dividend and/or in any of the events provided for in Section 9 of the Terms of Issuance. If such right to vote were triggered, each holder of Class “B” preferred shares shall be entitled to cast one vote per share and shall vote jointly with the shares of common stock; except for those matters relating to the election of Directors, in which case the holders of Class “B” preferred shares shall be entitled to elect one regular director and one alternate director, pursuant to Section 15 of the Company’s Bylaws, Class “B” preferred shares’ right to vote shall cease upon the disappearance of the circumstances that triggered such right.

d)	Class “B” preferred shares rank pari passu without any preference among them and have priority in the case of winding up with respect to the shares of common stock of Nortel.

The Company agreed not to allow its subsidiary Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become liable or responsible for the payment of any debt excluding accounts payable resulting from the ordinary course of business, if as a result of doing so Telecom Argentina’s ratio of total liabilities to its Shareholders’ equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine accounting standards, exceeds 1.75:1.

NORTEL INVERSORA S.A.

As from September 13, 2002, since Telecom Argentina had exceeded its ratio of total liabilities to Shareholders’ equity of 1.75:1 (as provided in paragraph “F”, Section 9 of the conditions of issuance of the Class “B” preferred shares), the holders of Class “B” preferred shares acquired the right to vote, pursuant to the terms and conditions of issuance applicable to Class “B” preferred shares.

Because, pursuant to the individual financial statements of Telecom Argentina as of December 31, 2006 Telecom Argentina’s ratio of total liabilities to Shareholders’ equity ceased to exceed 1.75:1, as from the date of approval of such financial statements, the right to vote of the holders of Class “B” preferred shares was terminated.

The Company was admitted to the public offering regime on December 29, 1997, by CNV Resolution No. 12,056. On January 27, 1998, as a result of such admittance, the BCBA authorized the listing of the Company’s Class “B” preferred shares.

(c) Telecom Argentina’s Capital information

The total capital stock of Telecom Argentina amounted to $984,380,978, represented by an equal number of ordinary shares, of $1 argentine peso of nominal value, of which 969,159,605 treasury shares are entitled to one vote. The capital stock is fully integrated and registered with the IGJ.

Telecom Argentina’s shares are authorized by the CNV, the Buenos Aires Stock Exchange (the “BCBA”) and the New York Stock Exchange (the “NYSE”) for public trading. Only Class “B” shares are traded since Nortel owns all of the outstanding Class “A” shares; and Class “C” shares are dedicated to the employee stock ownership program, as described below.

Each ADS represents 5 Telecom Argentina’s Class B shares and are traded on the NYSE under the ticker symbol TEO.

(d) Telecom Argentina’s Share Ownership Plan

In 1992, a Decree from the Argentine government, which provided for the creation of Telecom Argentina upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class “C” shares was to be included in the PPP (an employee share ownership program sponsored by the Argentine government). Pursuant to the PPP, the Class “C” shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by Telecom Argentina and who elected to participate in the plan.

In 1999, Decree No. 1,623/99 of the Argentine government eliminated the restrictions on some of the Class “C” shares held by the PPP, although it excluded Class “C” shares of the Fund of Guarantee and Repurchase subject to an injunction against their use. In March 2000, the shareholders’ meeting Telecom Argentina approved the conversion of up to unrestricted 52,505,360 Class “C” shares into Class “B” shares (these shares didn’t belong to the Fund of Guarantee and Repurchase), most of which was sold in a secondary public offering in May 2000.

Telecom Argentina’s Annual General and Extraordinary Meetings held on April 27, 2006, approved that the power for the additional conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. As granted by the Meetings, the Board transferred the powers to convert the shares to some of the Board’s members and/or the Telecom Argentina’s executive officers. As of December 31, 2011, all the 41,339,464 shares were converted into Class “B” ordinary shares in eleven tranches.

The remaining 4,593,274 Class “C” shares were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada s/nulidad de acto jurídico”, which was released. The General Ordinary and Extraordinary and Special Class “C” Shares Meetings held on December 15, 2011, approved that the power for the additional conversion of up to 4,593,274 Class “C” shares into the same amount of Class “B” shares in one or more tranches, be delegated to the Board of Directors. Of such amount, 4,358,526 Class “C” shares have already been converted into Class “B” shares in 10 tranches.

As of the date of issuance of these consolidated financial statements, 234,748 Class “C” shares are still pending to be converted into Class “B” shares.

NORTEL INVERSORA S.A.

(e) Capital Market Act - Law No. 26,831

On December 28, 2012 the new Capital Market Law (Law No. 26,831) was published in the Official Bulletin. This Law eliminates self-regulation of the capital market; grants new powers to the CNV and supersedes Law No. 17,811 and Decree No. 677/01, among other rules. The Law became effective on January 28, 2013. Since that date, governs the universal scope of the Statutory Regime of Public Offer of Mandatory Acquisition, as provided the Law, which states: “Article 90. – Universal scope. The Statutory Regime of Public Offer of Mandatory Acquisition regulated in this chapter and the residual rules of participation regulated in the following chapter includes all listed companies, even those that, under the previous regime, have opted to be excluded of its application. “

(f) Acquisition of Telecom Argentina’s Treasury Shares

Telecom Argentina’s Ordinary Shareholders’ Meeting held on April 23, 2013, which was adjourned until May 21, 2013, approved at its second session of deliberations, the creation of a “Voluntary Reserve for Capital Investments” of $1,200, granting powers to the Telecom Argentina’s Board of Directors to decide its total or partial application, and to approve the methodology, terms and conditions of such investments.

In connection with the above mentioned, on May 22, 2013, the Board of Directors approved a Telecom Argentina’s Treasury Shares Acquisition Program in the market in Argentine pesos (the “Treasury Shares Acquisition Program”) so as to avoid any possible damages to Telecom Argentina and its shareholders derived from fluctuations and unbalances between the shares’ price and the Telecom Argentina’s solvency, for the following maximum amount and deadline:

●	Maximum amount to be invested: $1,200.

●	Deadline for the acquisitions: until April 30, 2014.

According to the offer made on November 7, 2013 by Fintech for the acquisition of the controlling interest of the Telecom Italia Group in Telecom Argentina (see Note 27.a to these consolidated financial statements), Telecom Argentina suspended the acquisition of treasury shares and its Board of Directors considered appropriate to request the opinion of the CNV on the applicability of the new provisions contained in the rules issued by that entity (Title II, Chapter I, Art.13 and concurring) with respect to the continuation of the Treasury Shares Acquisition Program.

The CNV did not answer the Telecom Argentina’s request and its Board of Directors, at its meeting held on May 8, 2014, decided to conclude the request considering that the Treasury Shares Acquisition Program finished on April 30, 2014, which had been approved by Telecom Argentina’s Board of Directors Meeting held on May 22, 2013.

Telecom Argentina’s Board of Directors, at its meeting held on June 27, 2014, decided to request a new opinion from the CNV to confirm whether Telecom Argentina is obliged to refrain from acquiring treasury shares in the market under Section 13, Chapter I, Title II of the CNV rules (NT 2013).

Pursuant to Section 67 of Law No. 26,831, Telecom Argentina must sell its treasury shares within three years of the date of acquisition, although the Telecom Argentina’s Shareholders’ Meetings provides an extension. Pursuant to Section 221 of the LGS, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. No restrictions apply to Retained Earnings as a result of the creation of a specific reserve for such purposes named “Voluntary Reserve for Capital Investments”, which as of December 31, 2016 amounts to $3,191. The Telecom Argentina’s Shareholders’ Meeting held on April 29, 2016 approved a three year extension to the term established in Section 67 of Law No. 26,831 for the disposal of the treasury shares.

As of December 31, 2016 the Telecom Argentina owns 15,221,373 treasury shares, representing 1.55% of its total capital. The acquisition cost of these shares in the market amounted to $461.

(g) Law No. 27,260 “Historical Repair to Retired and Pensioned”

On October 6, 2015 Law No. 27,181 was published. Law No. 27,181 provisions include:

(i) to declare of public interest the protection of the Argentine government’s equity interest in the investment portfolio of the Sustainability Guarantee Fund of the Argentine Pension Integrated System (FGS) and its equity interests or share holdings in companies in which the Argentine government is a minority partner or where the Ministry of Economy and Public Finances holds shares or equity interest. Transfer of those interests is forbidden without prior authorization of two-thirds (2/3) of the National Congress, (ii) to create the “Agencia Nacional de Participaciones Estatales en Empresas” (Argentine National Agency for Government Equity Interests in Companies) (ANPEE).

NORTEL INVERSORA S.A.

On July 22, 2016, Law No. 27,260 of “Historic Reparation for Retired Persons and Pensioners”, abolishing Law No. 27,181 in its Section 35, was published in the Official Bulletin. In addition, Section 30 of Law No. 27,260 provides that the transfer of shares of public corporations authorized by the CNV that are part of the FGS is banned without a previous and express authorization of the Federal Congress if, as a result of such transfer, the FGS’s holding of the above referred securities becomes less than 7% of the aggregate assets of the FGS. The following exceptions apply: “1.Tender offers addressed to all holders of such assets at a fair price authorized by the CNV, pursuant to the terms of Chapters II, III and IV of Title III of Law No. 26,831. 2. Swaps of shares for other shares of the same or another corporation as a result of a merger, split or other corporate reorganization.”

This new law is relevant to Telecom Argentina because the FGS has an equity interest in Telecom Argentina (approximately 25% according to its annual report as of December 31, 2016).

(h) Decree No. 894/16: exercise of corporate, political and economic rights by the ANSES

Decree No. 1,278/12 provided that the Secretary of Economic Politics and Development Planning of the Ministry of Economy and Public Finances was in charge of the execution of the policies and acts relating to the exercise of the corporate rights related to equity interests in corporations where the National State is a non-controlling shareholder, and, for such purpose, approved a set of rules applicable to representatives and directors appointed by the National State.

On July 28, 2016, Decree No. 894/16 was published, modifying Decree No. 1,278/12 and providing that in those corporations which shares are part of the FGS’ portfolio, the corporate, political and economic rights corresponding to such shares shall not be exercised by the Secretary of Economic Politics and Development Planning, but shall instead be exercised by the Federal Management of Social Security (“ANSES”).

In addition, Decree No. 894/16 provides that the Directors appointed by ANSES shall have the functions, duties and powers provided in the LGS, the Capital Market Law No. 26,831 and their complementary regulations, all other rules applicable to corporations in which they act as directors, and their bylaws and internal regulations, and that they shall be exposed to all the liabilities applicable under such rules, not being subject to the provisions of Decree No. 1,278/12 and No.196/15 (the latter in connection with its delimitation of responsibility).

Note 20 – Financial instruments

Categories of financial assets and financial liabilities

The following tables set out, for financial assets and liabilities as of December 31, 2016 and 2015, the supplementary disclosures on financial instruments required by IFRS 7 and the detail of gains and losses established by IFRS 9.

		Fair value
As of December 31, 2016	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	2,443	1,559	—	4,002
Investments	349	1,748	—	2,097
Trade receivables	7,785	—	—	7,785
Other receivables (2)	333	2	—	335
Total	10,910	3,309	—	14,219

Liabilities
Trade payables	9,133	—	—	9,133
Loans	11,910	1	1	11,912
Salaries and social security payables	1,795	—	—	1,795
Other liabilities (2)	82	—	—	82
Total	22,920	1	1	22,922

NORTEL INVERSORA S.A.

		Fair value
As of December 31, 2015	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	487	450	—	937
Investments	561	1,201	—	1,762
Trade receivables	6,144	—	—	6,144
Other receivables (2)	344	454	12	810
Total	7,536	2,105	12	9,653

Liabilities
Trade payables	9,926	—	—	9,926
Loans	4,900	—	—	4,900
Salaries and social security payables	1,419	—	—	1,419
Other liabilities (2)	67	—	—	67
Total	16,312	—	—	16,312

(1) Includes 941 and 270 as of December 31, 2016 and 2015, respectively, corresponding to Cash and banks, which were measured as financial assets at amortized cost by the Company and the Telecom Group.

(2) Only includes financial assets and liabilities according to the scope of IFRS 7

Gains and losses by category – Year 2016

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	712	374
Financial liabilities at amortized cost	(3,010)	(1,667)
Financial assets at fair value through profit or loss (a)	330	—
Financial liabilities at fair value through profit or loss (b)	(1)	—
Total	(1,969)	(1,293)

(a)	Includes 61 corresponding to other short-term investments, 6 corresponding to NDF, 11 corresponding to TUVES’s share purchase option and 227 corresponding to Government bonds.

(b)	Corresponding to NDF.

Gains and losses by category – Year 2015

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	706	311
Financial liabilities at amortized cost	(2,499)	(624)
Financial assets at fair value through profit or loss (a)	891	—
Financial liabilities at fair value through profit or loss (b)	(23)	—
Total	(925)	(313)

(a)	Includes 169 corresponding to other short-term investments, 455 corresponding to NDF and 237 corresponding to Government bonds.

(b)	Corresponding to NDF

Fair value hierarchy and other disclosures

IFRS 7 establishes a hierarchy of fair value, based on the information used to measure the financial assets and liabilities and also establishes different valuation techniques. According to IFRS 7, valuation techniques used to measure fair value shall maximize the use of observable inputs.

The measurement at fair value of the financial instruments of the Telecom Group is classified according to the three levels set out in IFRS 7. The fair value hierarchy introduces three levels of input:

-	Level 1: Fair value determined by quoted prices (unadjusted) in active markets for identical assets or liabilities.

-	Level 2: Fair value determined based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

-	Level 3: Fair value determined by unobservable inputs where the reporting entity is required to develop its own assumptions.

Financial assets and liabilities recognized at fair value as of December 31, 2016 and 2015, their inputs, valuation techniques and the level of hierarchy are listed below:

Other short-term investments: These investments are included in Cash and cash equivalents and Investments. The Company and the Telecom Group had other short-term investments amounting to $1,829 and $450 as of December 31, 2016 and 2015, respectively. The fair value is based on information obtained from active markets and corresponds to quoted market prices as of year-end; therefore its valuation is classified as Level 1.

Government bonds: These bonds are included in “Investments” in the consolidated statement of financial position. As of December 31, 2016 and 2015 the Group has Government bonds in an amount of $1,456 and $1,192, respectively. The fair value was determined using information from active markets, valuing each bond to its closing year market value, so, its valuation qualifies as Level 1.

NORTEL INVERSORA S.A.

Derivative financial instruments (Forward contracts to purchase US dollars at fixed exchange rates): The fair value of the Telecom Group’s NDF contracts, disclosed below in the chapter “Hedge Accounting” was determined by information obtained in the most representative financial institutions in Argentina, the derivative financial instruments’ valuation was classified as Level 2.

Tuves Paraguay S.A shares purchase option: This option is included in “Non-current Investments” in the consolidated statement of financial position. The fair value amounted to $22 and was determined using net cash flows projections and assuming favorable macroeconomic variables, so, its valuation qualifies as Level 3. Interest rate used to calculate discounted cash flows is a US dollar rate of approximately 12.4%.

Changes in expectations and current assumptions could have a significant impact on projections used to estimate fair value.

Results generated by the recognition of the Tuves Paraguay S.A share purchase option amount to $11 and $9 as of December 31, 2016 and 2015, respectively, and are disclosed under financial results in the “Tuves Paraguay S.A share purchase option” line.

During 2016 and 2015 there were no transfers between Levels of the fair value hierarchy.

According to IFRS 7, it is also required to disclose fair value information about financial instruments whether or not recognized at fair value in the balance sheet, for which it is practicable to estimate fair value. The financial instruments which are discussed in this section include, among others, cash and cash equivalents, accounts receivable, accounts payable and other instruments.

Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company and the Telecom Group’s fair values should not be compared to those of other companies.

The methods and assumptions used to estimate the fair values of each class of financial instrument falling under the scope of IFRS 7 as of December 31, 2016 and 2015 are as follows:

Cash and banks

Carrying amounts approximate its fair value.

Time deposits and National Government bonds (included in Cash and cash equivalents and Investments)

The Company and the Telecom Group considers as cash and cash equivalents all short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months, and those which their original maturity or remaining maturity at the date of purchase exceed 3 months, as investments. The carrying amount reported in the statement of financial position approximates fair value.

Investments

Investments in Government bonds and valued at amortized cost with its fair value at December 31, 2016 and 2015 are as follows:

	As of December 31, 2016		As of December 31, 2015
Investments	Book value	Fair value (*)	Book value	Fair value (*)

Government bonds (dollar linked)	—	—	394	365
Government bonds in foreign currency	258	264	—	—
Provincial government bonds in pesos	17	17	31	31
Provincial and Municipal government bonds (dollar linked)	74	70	136	119
Total	349	351	561	515

(*) According to IFRS selling costs are not deducted.

For the remaining investments the carrying amount approximates its fair value.

Trade receivables

Carrying amounts are considered to approximate fair value due to the short term nature of these accounts receivables. Noncurrent trade receivables have been recognized at their amortization cost, using the effective interest method and are not significant. All amounts that are assumed to be uncollectible within a reasonable period are written off and/or reserved.

NORTEL INVERSORA S.A.

Trade payables (except for NDF)

The carrying amount of accounts payable reported in the consolidated statement of financial position approximates its fair value due to the short term nature of these accounts payable. Noncurrent trade payables have been discounted and are not significant.

Loans

As of December 31, 2016 loans’ fair value amounts to $13,988 and its carrying value amounts to $11,912. As of December 31, 2015 loans’ fair value amounts to $4,882 and its carrying value amounts to $4,900.

Salaries and social security payables

The carrying amount of Salaries and social security payables reported in the consolidated statement of financial position approximates its fair value.

Other receivables, net (except for NDF) and other liabilities

The carrying amount of other receivables, net and other liabilities reported in the consolidated statement of financial position approximates its fair value.

Hedge accounting

In November 2013, a new chapter was introduced in IFRS 9 on Hedge Accounting replacing the provisions contained in IAS 39. This amendment represents a major review of hedge accounting, introducing significant improvements over the previous model, basically aligning accounting and risk management as well as related disclosures. The Telecom Group believes that a hedging relationship qualifies for hedge accounting if all of the following conditions established by the rule are met:

a)	The hedging relationship consists only of eligible hedging instruments and hedged items;

b)	At the beginning of the hedge relationship, there is a formal designation and documentation of the hedging relationship and objective and strategy for risk management of the Telecom Group for undertaking the hedge. That documentation shall include identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the entity assesses whether the hedging relationship meets the requirements of hedge effectiveness (including analysis of sources of hedge ineffectiveness and how to determine the hedge ratio); and

c)	The hedging relationship satisfies the following requirements of hedge effectiveness:

(i) the economic relationship between the hedged item and the hedging instrument;

(ii) the effect of credit risk is not predominant in respect of changes of value coming from this economic relationship, and

(iii) the coverage ratio of the hedging relationship is the same as that provided by the amount of the hedged item that really covers the entity and the amount of the hedging instrument that the entity actually used to cover that amount of the hedged item.

-	During 2016

Due to the existence of commitments denominated in US dollars as of December 31, 2016, the Telecom Group entered into several NDF agreements during 2016 to purchase a total amount of US$ 7 million. The purpose of these NDF is to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Telecom Argentina’s and Personal’s commitments (hedged item) to its functional currency. As the effect of the fluctuation of the exchange rate over the hedged items is recognized in the Income Statement, changes in the fair value of NDF in 2016 (net gain of approximately $2) have also been recognized in the Income Statement, within Finance expenses – Exchange Differences with counterpart in current assets (Other receivables), maturing in February 2017.

During 2016, Personal entered into several NDF agreements for US$ 9 million, maturing in March 2017 in order hedge the first interest installment of the IFC Loan. These NDF agreements were qualified as “effective” cash flow hedges for accounting purposes The Telecom Group recognizes the hedging instruments results, distinguishing between gains and losses of such agreements that generate assets and liabilities, as appropriate, without offsetting balances with different counterparties. As of December 31, 2016, the Telecom Group has a current liability amounting to $2, negative deferred results amounting to $1 (before income tax) and a net loss amounting to $1 included in Finance expenses – Exchange Differences related to the US$ 9 million outstanding NDF to such date, which will mature in March 2017.

During 2016 Personal also settled US$ 159 million of NDF agreements in US dollars that had as of December 31, 2015, which resulted in a gain of $2 recognized in the Income Statement, within Other operating costs. The purpose of these NDF was also to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Personal’s commercial commitments (hedged item) to its functional currency.

NORTEL INVERSORA S.A.

As part of their financial risk management and reduction of exchange rate risk policies, during 2016 Personal acquired National Government bonds denominated in US dollars (Discount 2033) for a total cost of $715, which bear interest at 8.28% rate per annum, also in US dollars. These bonds were valued at fair value and generated a $5 gain recognized in the Income Statement, within Finance profits –Investments. In addition, in 2016, Personal acquired National Government bonds denominated in US dollars, Global 2021 and Bonar 2024, for a total cost of $255, bearing interest at 6.875% and 8.75% rates per annum, respectively, also in US dollars. These bonds were valued at amortized cost and generated a $1 gain recognized in the Income Statement, within Financial results – Gains on investments.

-	During 2015

Due to the existence of commitments denominated in US dollars as of December 31, 2015, the Telecom Group entered into several NDF agreements during 2015 to purchase a total amount of US$ 189 million. The purpose of these NDF is to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Telecom Argentina’s and Personal’s commitments (hedged item) to its functional currency. As the effect of the fluctuation of the exchange rate over the hedged items is recognized in the Income Statement, changes in the fair value of NDF in 2015 (net income of approximately $455) have also been recognized in the Income Statement, within Finance expenses – Exchange Differences. The Telecom Group recognizes the hedging instruments results, distinguishing between gains and losses of such agreements that generate assets and liabilities, as appropriate, without offsetting balances with different counterparties. As of December 31, 2015, the Telecom Group had a current asset amounting to $466 and deferred results amounting to $13 (before income tax) related to the US$166 million outstanding NDF to such date, which matured between January and July 2016 and generated a net income of approximately $4 included net within Financial results – Exchange Differences gains (losses).

During 1Q15, Personal also realized the remaining NDF entered as of December 31, 2014 for US$149 million, recording a net loss of $23 which was recognized in the Income Statement in 1Q15, within Finance expenses – Exchange Differences. The purpose of these NDF was also to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Personal’s commercial commitments (hedged item) to its functional currency.

As part of their financial risk management and reduction of exchange rate risk policies, during 2015 Telecom Argentina and Personal acquired Government bonds denominated in US dollars (Bonar X 2017), at a cost of $522, with an annual interest rate of 7%, also in US dollars. These bonds were valued at fair value and generated a gain of $77 which was recognized in “Financial results - Gains on investments”.

-	Offsetting of financial assets and financial liabilities

In December 2011, the IASB issued amendments to IFRS 7. These changes require the disclosure of information in order to assess the effects or the potential effects of offsetting agreements, including offsetting rights associated with the assets and liabilities recognized in the statement of financial position. These amendments were effective from January 1, 2013 and should be applied retrospectively.

The information required by the amendment to IFRS 7 as of December 31, 2016 and 2015 is as follows:

	As of December 31, 2016
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and noncurrent assets (liabilities) - Gross value	9,196	357	(10,544)	(107)
Offsetting	(1,411)	(22)	1,411	25
Current and noncurrent assets (liabilities) – Booked value	7,785	335	(9,133)	(82)

(1) Includes financial assets and financial liabilities according to IFRS 7.

	As of December 31, 2015
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and noncurrent assets (liabilities) - Gross value	7,832	822	(11,614)	(80)
Offsetting	(1,688)	(12)	1,688	13
Current and noncurrent assets (liabilities) – Booked value	6,144	810	(9,926)	(67)

(1) Includes financial assets and financial liabilities according to IFRS 7.

NORTEL INVERSORA S.A.

The Telecom Group offsets the financial assets and liabilities to the extent that such offsetting is provided by offsetting agreements and provided that the Group has the intention to make such offsetting, in accordance with requirements established in IAS 32. The main financial assets and liabilities offset correspond to transactions with other national and foreign operators (including interconnection, CPP and Roaming), being offsetting a standard practice in the telecommunications industry at the international level that the Telecom Group applies regularly. Offsetting is also applied to transactions with agents.

Note 21 – Revenues

The Telecom Group discloses its service revenues in three groups by nature: Voice, Data and Internet. At December 31, 2016, 2015 and 2014, the customers by segment and other significant operational information (unaudited) were the following:

	December 31,
	2016	2015	2014
Fixed services lines (in thousands)	3,920	4,043	4,093
ADSL subscribers (in thousands)	1,738	1,814	1,771
Personal mobile services customers (in thousands)	19,514	19,656	19,585
Núcleo mobile services customers (in thousands)	2,538	2,546	2,481
Local Measured Service (million of minutes)	9,306	10,789	11,943
International Long distance telephony (million of minutes)	423	636	818
Minutes used – mobile service (in billions)	21	22	24
Equipment and handsets sale – Personal (in thousands)	2,326	2,414	3,215
Equipment and handsets sale – Núcleo (in thousands)	144	156	113

Revenues and other income include:

	Years ended December 31,
Services	2016	2015	2014
Voice - Retail	4,654	3,304	2,853
Voice - Wholesale	1,356	1,035	929
Data	2,919	1,780	1,470
Internet	5,994	4,556	3,254
Total Fixed services	14,923	10,675	8,506
Voice - Retail	8,503	6,964	5,330
Voice - Wholesale	2,078	1,884	1,953
Data	6,636	7,156	7,666
Internet	10,832	6,254	3,335
Total Personal mobile services	28,049	22,258	18,284
Voice - Retail	847	565	575
Voice - Wholesale	128	102	126
Data	429	313	331
Internet	978	567	456
Total Núcleo mobile services	2,382	1,547	1,488
Total services revenues (a)	45,354	34,480	28,278
Equipment
Fixed services - excluding network construction contracts	91	61	46
Fixed services - network construction contracts	—	—	7
Mobile services – Personal	7,535	5,796	4,920
Mobiles services – Núcleo	260	159	90
Total equipment revenues (b)	7,886	6,016	5,063
Total revenues (a)+(b)	53,240	40,496	33,341
Other income
Fixed services	65	38	26
Mobile services – Personal	16	5	21
Mobile services – Núcleo	1	—	—
Total other income (c)	(*) 82	43	47

Total revenues and other income (a)+(b)+(c)	53,322	40,539	33,388

(*) In 2016 includes 17 corresponding to Gain on disposal of PP&E.

Service revenues by type of service (regardless of the segment which originate them) are:

	Years ended December 31,
	2016	%	2015	%	2014	%
Voice - Retail	14,004	31	10,833	31	8,758	31
Voice - Wholesale	3,562	8	3,021	9	3,008	11
Total Voice	17,566	39	13,854	40	11,766	42
Data	9,984	22	9,249	27	9,467	33
Internet	17,804	39	11,377	33	7,045	25
Total services revenues	45,354	100	34,480	100	28,278	100

NORTEL INVERSORA S.A.

Telecom Group’s services revenues by customer segment and billing mechanism are as follows:

	Years ended December 31,
Services	2016	2015	2014
Retail	Profit (loss)
Monthly Charges	11,779	8,272	6,243
Voice	3,103	1,924	1,591
Internet	5,451	4,255	3,081
Bundles (Voice and Internet)	1,263	892	637
Data	1,962	1,201	934
Measured services	659	643	666
Connection and reconnection fees	129	97	91
Pre-cancellation contract fees	24	22	18
Others	19	22	17
Wholesale
Monthly Charges	1,356	831	750
Cell sites and links rental	417	264	223
Data	939	567	527
Fixed and mobile interconnection	845	689	621
Others	112	99	100
Total Fixed services	14,923	10,675	8,506
Retail
Monthly Charges	14,921	11,169	8,056
Voice	526	676	736
Internet	221	204	192
Bundles (Voice and Internet)	14,074	10,175	6,950
Others	100	114	178
Measured services	9,942	8,497	7,944
Postpaid	1,145	1,016	1,080
Prepaid and Cuentas Claras	8,797	7,481	6,864
Reconnection fees	285	215	178
Pre-cancellation contract fees	244	140	57
Damage management services	378	276	109
Others	201	77	(13)
Wholesale
Interconnection	1,711	1,548	1,611
Roaming	283	285	301
Others	84	51	41
Total Personal mobile services	28,049	22,258	18,284
Retail
Monthly Charges	939	603	561
Internet	102	96	127
Bundles (Voice and Internet)	837	507	434
Measured services	1,115	733	735
Postpaid	46	26	43
Prepaid and Plan Control	1,069	707	692
Reconnection fees	16	10	11
Pre-cancellation contract fees	58	20	13
Others	74	36	32
Wholesale
Interconnection	115	78	118
Roaming	1	21	3
Others	64	46	15
Total Núcleo mobile services	2,382	1,547	1,488
Total services revenues	45,354	34,480	28,278

NORTEL INVERSORA S.A.

Note 22 – Operating expenses

Operating expenses disclosed by nature of expense amounted to $45,517, $34,334 and $27,964 for the years ended December 31, 2016, 2015 and 2014, respectively. The breakdown of Employee benefit expenses and severance payments, Cost of equipments and handsets, Provisions and Bad debt expenses are disclosed in Notes 13, 7, 17 and 5, respectively.

The main components of the remaining operating expenses are the following:

Interconnection costs and other telecommunication charges

	Years ended December 31,
	2016	2015	2014
Fixed telephony interconnection costs	(445)	(327)	(292)
Cost of international outbound calls	(268)	(192)	(191)
Lease of circuits and use of public network	(461)	(336)	(304)
Mobile Services - charges for roaming	(414)	(374)	(415)
Mobile Services - charges for TLRD	(965)	(941)	(872)
	(2,553)	(2,170)	(2,074)

Fees for services, maintenance, materials and supplies

	Years ended December 31,
	2016	2015	2014
Maintenance of hardware and software	(546)	(331)	(382)
Technical maintenance	(1,329)	(854)	(675)
Service connection fees for fixed lines and Internet lines	(267)	(224)	(205)
Service connection fees capitalized as SAC (Note 3.i)	14	14	7
Service connection fees capitalized as Intangible assets (Note 3.i)	41	36	30
Other maintenance costs	(524)	(396)	(315)
Obsolescence of inventories – Mobile Services (Note 7)	(45)	(38)	(81)
Call center fees	(1,428)	(1,297)	(1,141)
Other fees for services	(867)	(796)	(543)
Directors and Supervisory Committee’s fees	(70)	(43)	(36)
	(5,021)	(3,929)	(3,341)

Taxes and fees with the Regulatory Authority

	Years ended December 31,
	2016	2015	2014
Turnover tax	(2,818)	(2,123)	(1,811)
Taxes with the Regulatory Authority	(1,078)	(917)	(729)
Tax on deposits to and withdrawals from bank accounts	(550)	(409)	(348)
Municipal taxes	(395)	(289)	(225)
Other taxes	(296)	(212)	(190)
	(5,137)	(3,950)	(3,303)

Commissions

	Years ended December 31,
	2016	2015	2014
Agent commissions	(3,078)	(2,659)	(2,061)
Agent commissions capitalized as SAC (Note 3.i)	1,403	1,172	913
Distribution of prepaid cards commissions	(763)	(635)	(582)
Collection commissions	(1,295)	(983)	(673)
Other commissions	(116)	(88)	(91)
	(3,849)	(3,193)	(2,494)

Advertising

	Years ended December 31,
	2016	2015	2014
Media advertising	(527)	(524)	(431)
Fairs and exhibitions	(176)	(137)	(176)
Other advertising costs	(171)	(153)	(185)
	(874)	(814)	(792)

Cost of VAS

	Years ended December 31,
	2016	2015	2014
Cost of mobile VAS	(1,446)	(1,218)	(920)
Cost of fixed VAS	(53)	(38)	(16)
	(1,499)	(1,256)	(936)

NORTEL INVERSORA S.A.

Other operating expenses

	Years ended December 31,
	2016	2015	2014
Transportation, freight and travel expenses	(961)	(768)	(559)
Delivery costs capitalized as SAC	134	85	59
Rental expense	(765)	(540)	(402)
Energy, water and others	(786)	(430)	(470)
International and satellite connectivity	(215)	(202)	(147)
	(2,593)	(1,855)	(1,519)

D&A

	Years ended December 31,
	2016	2015	2014
Depreciation of PP&E	(4,358)	(3,046)	(2,389)
Amortization of SAC and service connection costs	(1,474)	(1,045)	(811)
Amortization of 3G/4G licenses	(338)	(324)	(19)
Amortization of other intangible assets	(28)	(23)	(24)
	(6,198)	(4,438)	(3,243)

Impairment of PP&E	Years ended December 31,
	2016	2015	2014
Gain on disposal of PP&E (*)	—	31	9
Impairment of PP&E – AFA project (Note 17.4)	(3)	(107)	36
Impairment of PP&E – former work in progress and others	(37)	(53)	(61)
Impairment of PP&E – mobile access PP&E swap	(343)	(21)	—
Impairment of PP&E – mobile commercial and ERP systems	—	(49)	—
	(383)	(199)	(16)

(*) Since 2016 these results are included in Other Income.

Operating expenses, disclosed per function are as follows:

	Years ended December 31,
	2016	2015	2014
Operating costs	(27,628)	(20,578)	(17,345)
Administration costs	(2,490)	(1,850)	(1,423)
Commercialization costs	(14,829)	(11,594)	(9,096)
Other expenses – provisions	(187)	(113)	(84)
Gain on disposal of PP&E and impairment of PP&E	(383)	(199)	(16)
	(45,517)	(34,334)	(27,964)

Operating leases

Future minimum lease payments from of non cancellable operating lease agreements as of December 31, 2016, 2015 and 2014 are as follows:

	Less than 1 year	1-5 years	More than 5 years	Total
2014	501	725	46	1,272
2015	436	890	31	1,357
2016	636	1,169	74	1,879

Further information is provided in Note 3.j) to these consolidated financial statements.

NORTEL INVERSORA S.A.

Note 23 – Operating income

	Years ended December 31,
	2016	2015	2014
Operating income from services and other income
Revenues and other income	45,436	34,523	28,325
Operating expenses	(32,748)	(25,102)	(20,562)
D&A	(6,198)	(4,438)	(3,243)
Impairment of PP&E	(383)	(199)	(16)
Operating income from services and other income (a)	6,107	4,784	4,504

Operating income from equipment sales
Revenues	7,886	6,016	5,063
Cost of equipments and handsets	(6,188)	(4,595)	(4,143)
Operating income from equipment sales (b)	1,698	1,421	920

Total operating income (a) + (b)	7,805	6,205	5,424

The breakdown of Operating income by segment is as follows:

Year ended December 31, 2016	Fixed services	Mobile services	Nortel	Total consolidated
Services revenues and other income
Third party revenues	14,988	30,448	—	45,436
Intersegment revenues	1,948	158	—	2,106
Third party operating expenses	(13,464)	(19,247)	(37)	(32,748)
Intersegment operating expenses	(158)	(1,947)	(1)	(2,106)
Subtotal income (loss) for services revenues and other (1)	3,314	9,412	(38)	12,688

Equipments revenues
Third party revenues	91	7,795	—	7,886
Third party operating expenses	(136)	(6,052)	—	(6,188)
Subtotal income (loss) from equipments revenues (2)	(45)	1,743	—	1,698

D&A (3)	(1,897)	(4,301)	—	(6,198)
Impairment of PP&E (4)	1	(384)	—	(383)
Operating income (loss) (5)=(1)+(2)+(3)+(4)	1,373	6,470	(38)	7,805

Net effect of the intersegment eliminations (6)	(1,789)	1,788	1	—

Net segment contribution to the Operating income (7)=(5)+(6)	(416)	8,258	(37)	7,805

Year ended December 31, 2015	Fixed services	Mobile services	Nortel	Total consolidated
Services revenues and other income
Third party revenues	10,713	23,810	—	34,523
Intersegment revenues	1,835	137	—	1,972
Third party operating expenses	(9,863)	(15,216)	(23)	(25,102)
Intersegment operating expenses	(137)	(1,834)	(1)	(1,972)
Subtotal income (loss) for services revenues and other (1)	2,548	6,897	(24)	9,421

Equipments revenues
Third party revenues	61	5,955	—	6,016
Third party operating expenses	(82)	(4,513)	—	(4,595)
Subtotal income (loss) from equipments revenues (2)	(21)	1,442	—	1,421

D&A (3)	(1,526)	(2,912)	—	(4,438)
Gain on disposal of PP&E and impairment of PP&E (4)	(91)	(108)	—	(199)
Operating income (loss) (5)=(1)+(2)+(3)+(4)	910	5,319	(24)	6,205

Net effect of the intersegment eliminations (6)	(1,698)	1,697	1	—

Net segment contribution to the Operating income (7)=(5)+(6)	(788)	7,016	(23)	6,205

F-95

NORTEL INVERSORA S.A.

Year ended December 31, 2014	Fixed services	Mobile services	Nortel	Total consolidated
Services revenues and other income
Third party revenues	8,532	19,793	—	28,325
Intersegment revenues	1,772	138	—	1,910
Third party operating expenses	(8,056)	(12,487)	(19)	(20,562)
Intersegment operating expenses	(138)	(1,772)	—	(1,910)
Subtotal income (loss) for services revenues and other (1)	2,110	5,672	(19)	7,763

Equipments revenues
Third party revenues	53	5,010	—	5,063
Third party operating expenses	(72)	(4,071)	—	(4,143)
Subtotal income (loss) from equipments revenues (2)	(19)	939	—	920

D&A (3)	(1,230)	(2,013)	—	(3,243)
Gain on disposal of PP&E and impairment of PP&E (4)	9	(25)	—	(16)
Operating income (loss) (5)=(1)+(2)+(3)+(4)	870	4,573	(19)	5,424

Net effect of the intersegment eliminations (6)	(1,634)	1,634	—	—

Net segment contribution to the Operating income (7)=(5)+(6)	(764)	6,207	(19)	5,424

Note 24 – Finance income and expenses

	Years ended December 31,
	2016	2015	2014
Interest on cash equivalents	1	20	284
Gains on investments (Argentine companies notes and Governments bonds)	287	432	165
Interest on receivables	373	183	161
Gains on other short-term investments	86	199	140
Foreign currency exchange gains	278	321	731
TUVES share purchase option	11	9	—
Other	—	1	2
Total finance income	1,036	1,165	1,483
Interest on loans	(1,613)	(566)	(30)
Interest on salaries and social security payable, other taxes payables and accounts payable	(37)	(26)	(27)
Interest on provisions (Note 17)	(207)	(137)	(118)
Loss on discounting of salaries and social security payables, other taxes payable and other liabilities	(15)	(9)	(5)
Foreign currency exchange losses (*) (**)	(1,328)	(1,456)	(1,003)
Interest on pension benefits (Note 16)	(38)	(28)	(23)
Other	(12)	(10)	—
Total finance expenses	(3,250)	(2,232)	(1,206)
Total finance income, net	(2,214)	(1,067)	277

(*) Includes 5, 432 and (97) of foreign currency exchange gains (losses), net generated by NDF for the years ended on December 31, 2016, 2015 and 2014, respectively.

(**) Includes (1) and (228) of exchange differences generated by Government bonds for the years ended as of December 31, 2015 and 2014.

Note 25 – Earnings per share

The Company computes net income per common share by dividing net income for the year attributable to Nortel (Controlling Company) by the weighted average number of common shares outstanding during the year. Diluted net income per share is computed by dividing the net income for the year by the weighted average number of common and dilutive potential common shares then outstanding during the year. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts.

F-96

NORTEL INVERSORA S.A.

The following tables set forth the computation of basic and diluted net income per share for the years indicated:

	Years ended December 31,
	2016	2015	2014
Numerator:
Net income attributable to Nortel	2,192	1,891	2,039
Net income available to Class B Preferred Shares	(1,073.03)	(925.68)	(998.13)
Net income available to Ordinary Shares	1,118.97	965.32	1,040.87
Denominator:
Number of Ordinary Shares outstanding	5,330,400	5,330,400	5,330,400
Basic and diluted net income per Ordinary Share	209.92	181.04	195.27

Class B Preferred Shares:
Numerator:
Net income available to Class B Preferred Shares	1,073.03	925.68	998.13
Denominator:
Number of Class B Preferred Shares outstanding	1,470,455	1,470,455	1,470,455
Basic and diluted net income per Class B Preferred Share	729.73	629.52	678.79

Note 26 – Financial risk management

Financial risk factors

Telecom Group is exposed to the following financial risks in the ordinary course of its business operations:

●	market risk: stemming from changes in exchange rates and interest rates in connection with financial assets that have been originated and financial liabilities that have been assumed.

●	credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart with regard to the liquidity investments of the Group;

●	liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

●	the definition of guidelines for directing operations;

●	the activity of the Board of Directors and Management which monitors the level of exposure to market risks consistently with prefixed general objectives;

●	the identification of the most suitable financial instruments, including derivatives, to reach prefixed objectives;

●	the monitoring of the results achieved;

The policies to manage and the sensitivity analyses of the above financial risks by Telecom Group are described below.

Market risk

The main Telecom Group’s market risks are its exposure to changes in foreign currency exchange rates in the markets in which it operates principally Argentina and Paraguay. As regards to changes in interest rates, as of December 31, 2016 the Telecom Group has mainly outstanding floating rate borrowings (see Note 12).

Foreign currency risk is the risk that the future fair values or cash flows of a financial instrument may fluctuate due to exchange rate changes. Telecom Group’s exposure to exchange variation risks is related mainly to its operating activities (when income, expenses and investments are denominated in a currency other than the Telecom Group’s functional currency).

As of December 31, 2016 and 2015, Telecom Argentina has no financial debt outstanding in US$ during the fiscal years ended in those dates and at their closing dates. However, Telecom Argentina, Personal and Núcleo have part of its commercial debt nominated in US$ and euro. Additionally, Personal’s and Núcleo’s bank overdrafts and Personal’s Series I, II and III Notes are denominated in its functional currency (argentine pesos and guaranties, respectively) and accrue interest at variable rates. Likewise, Personal’s financial debt is denominated in US$ at variable rates and Series IV Notes are also denominated in US$ but at fixed rate, while Núcleo’s financial debt is denominated in guaraníes and accrue interest at fixed rates.

The financial risk management policies of the Group are directed towards diversifying market risks by the acquisition of goods and services in the functional currency and minimizing interest rate exposure by an appropriate diversification of the portfolio. This may also be achieved by using carefully selected derivative financial instruments to mitigate long-term positions in foreign currency and/or adjustable by variable interest rates.

F-97

NORTEL INVERSORA S.A.

Additionally, the Company and the Telecom Group have cash and cash equivalents and investments denominated in US$ and euro (approximately 53% of these items) that are also sensitive to changes in peso/dollar exchange rates and contribute to reduce the exposure to trade payables in foreign currency. On the other hand the Company and the Telecom Group hold investments adjustable to the variation of the US$/$ exchange rate (“dollar linked”). They are also sensitive to variations in exchange rates and contribute to reduce the exposure of the commercial and financial commitments in foreign currency. Dollar linked investments and represent approximately 1% of total cash and cash equivalent and investments of Telecom Group as of December 31, 2016.

The following table shows a breakdown of the Company and the Telecom Group’s net assessed financial position exposure to currency risk as of December 31, 2016 and 2015:

12.31.16
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	241	15.790	(iii) 4,073
G	250,865	0.003	684
EURO	7	16.625	124
	Total assets		4,881
Liabilities
US$	(859)	15.890	(13,648)
G	(311,279)	0.003	(848)
EURO	(9)	16.770	(158)
	Total liabilities		(14,654)
	Net liabilities		(9,773)

(i)	US$ = United States dollar; G= Guaraníes.

(ii)	As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.

(iii)	Includes 735 corresponding to Government bonds at fair value (equivalent to US$ 45 million).

In order to partially reduce this net liability position in foreign currency, the Company and the Telecom Group, as of December 31, 2016, hold dollar linked investments by $74. According to this, the Company and the Telecom Group’s net liability position in foreign currency amounts to $9,699 as of December 31, 2016, equivalent to approximately US$ 611 million. Additionally, the Telecom Group entered into several NDF contracts as of December 31, 2016 amounting to US$ 16 million, so, the portion of the net liability position in foreign currency not covered by these instruments amounted to US$ 594 million as of December 31, 2016.

12.31.15
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	103	12.940	(iii) 1,353
G	234,194	0.002	520
EURO	4	14.068	54
	Total assets		1,927
Liabilities
US$	(538)	13.040	(7,015)
G	(348,051)	0.002	(771)
EURO	(14)	14.210	(191)
	Total liabilities		(7,977)
	Net liabilities		(6,050)

(i)	US$ = United States dollar; G= Guaraníes.

(ii)	As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.

(iii)	Includes 616 corresponding to Government bonds at fair value (equivalent to US$ 46 million).

In order to partially reduce this net liability position in foreign currency, the Telecom Group, as of December 31, 2015, hold dollar linked investments by $1,105 and other short-term investments whose main underlying asset are financial assets dollar linked for a total amount of $338. According to this, the Company and the Telecom Group’s net liability position in foreign currency amounted to $4,607 as of December 31, 2015, equivalent to approximately US$ 353 million. Additionally, the Telecom Group entered into several NDF contracts as of December 31, 2015 amounting to US$ 165 million, so, the portion of the net liability position in foreign currency not covered by these instruments amounted to US$ 188 million as of December 31, 2015.

The exposure to the various market risks can be measured by sensitivity analyses, as set forth in IFRS 7. These analyses illustrate the effects produced by a given and assumed change in the levels of the relevant variables in the various markets (exchange rates, interest rates and prices) on finance income and expenses and, at times, directly on Other comprehensive income. A description on the sensitivity analysis of exchange rate and interest rate risks is given below:

F-98

NORTEL INVERSORA S.A.

Exchange rate risk – Sensitivity analysis

Based on the composition of the consolidated statement of financial position as of December 31, 2016, which is a net liability position in foreign currency of $9,772 equivalent to US$ 630 million, Telecom Group’s Management estimates that every variation in the exchange rate of $0.10 pesos against the US dollar and proportional variations for euro and guaraníes against the Argentine peso, plus or minus, would result in a variation of approximately $63 of the consolidated amounts of foreign currency position.

If we consider only the portion not covered by derivative financial instruments and other assets adjusted by the variation of the US dollar, the net liability position totaled $9,444 equivalent to approximately US$ 595 million, and a variation of the exchange rate of $ 0.10 pesos as described in the previous paragraph, would generate a variation of approximately $60 in the consolidated financial position in foreign currency.

This analysis is based on the assumption that this variation of the Argentine peso occurred at the same time against all other currencies.

This sensitivity analysis provides only a limited, point-in-time view of the market risk sensitivity of certain of the financial instruments. The actual impact of market foreign exchange rate changes on the financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Interest rate risk – Sensitivity analysis

Within its structure of financial debt, the Telecom Group has bank overdrafts denominated in argentine pesos accruing interest at rates that are reset at maturity, notes that bear interest at a mixed rate (fixed rate and floating rate) and fixed rate and foreign bank loans denominated in US dollar and guaranties that bear interest at a floating rate.

Personal’s Management believes that any variation of 10 bps in the agreed interest rates would become in the following results:

Financial debt	Financial debt currency	Amount (in millions)	Effect (in millions)
Bank overdrafts		$1,707	1.7
Notes		$1,442	1.4
Bank loans	US$	440	7.0

This analysis is based on the assumption that this change in interest rates occurs at the same time and for the same periods.

This sensitivity analysis provides only a limited point of view of the sensitivity to market risk of certain financial instruments. The actual impact of changes in interest rates of financial instruments may differ significantly from this estimate.

●	Credit risk

Credit risk represents the Company and the Telecom Group’s exposure to possible losses arising from the failure of commercial or financial counterparts to fulfill their assumed obligations. Such risk stems principally from economic and financial factors, or from the possibility that a default situation of a counterpart could arise or from factors more strictly technical, commercial or administrative.

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions.

The Company and the Telecom Group’s maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables, net recorded in the consolidated statement of financial position.

Date due	Banks and cash equivalents	Investments	Trade receivables, net	Other receivables, net	Total
Total due	—	—	1,738	—	1,738
Total not due	4,002	2,097	6,047	335	12,481
Total as of December 31, 2016	4,002	2,097	7,785	335	14,219

The accruals to the allowance for doubtful accounts are recorded: (i) for an exact amount on credit positions that present an element of individual risk (bankruptcy, customers under legal proceedings with the Telecom Group); (ii) on credit positions that do not present such characteristics, by customer segment considering the aging of the accounts receivable balances, customer creditworthiness and changes in the customer payment terms. Total overdue balances not covered by the allowance for doubtful accounts amount to $1,738 as of December 31, 2016 ($1,301 as of December 31, 2015).

F-99

NORTEL INVERSORA S.A.

Regarding the credit risk relating to the asset included in the “Net financial debt or asset”, it should be noted that the Company and the Telecom Group evaluate the outstanding credit of the counterparty and the levels of investment, based, among others, on their credit rating and the equity size of the counterparty. Deposits are made with leading high-credit-quality banking and financial institutions and generally for periods of less than three months.

The Telecom Group serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Telecom Group’s account receivables are not subject to significant concentration of credit risk.

In order to minimize credit risk, the Telecom Group also pursues a diversification policy for its investments of liquidity and allocation of its credit positions among different first-class financial entities. Consequently, there are no significant positions with any one single counterpart.

Liquidity risk

Liquidity risk represents the risk that the Company and the Telecom Group have no funds to accomplish its obligations of any nature (labor, commercial, fiscal and financial, among others).

The Telecom Group’s working capital breakdown and its main variations are disclosed below:

	2016	2015	Variation
Trade receivables	7,577	5,663	1,914
Other receivables	1,012	1,346	(334)
Inventories	1,278	2,193	(915)
Current liabilities (not considering financial debt)	(13,258)	(13,494)	236
Operative working capital - negative	(3,391)	(4,292)	901
Over revenues	(6.4)%	(10.6)%

Cash and cash equivalents	4,002	937	3,065
Investments	1,751	1,430	321
Current financial debt	(3,266)	(3,451)	185
Net Current financial asset (debt)	2,487	(1,084)	3,571

Negative operating working capital (current assets – current liabilities)	(904)	(5,376)	4,472
Liquidity rate	0.95	0.68	0.26

The Company and the Telecom Group have a typical working capital structure corresponding to a company with intensive capital that obtains spontaneous financing from its suppliers (especially PP&E) for longer terms than those it provides to its customers. According to this, the negative operating working capital amounted to $904 as of December 31, 2016 (decreasing $4,472 vs. December 31, 2015) positioning at higher levels (6.4% of consolidated revenues as of December 31, 2016 vs. 10.5% of consolidated revenues as of December 31, 2015).

During 2016 the Telecom Group returned to demand funds to the financial market in Argentina, what has allowed financing the Telecom Group’s growth in PP&E and intangible assets at very reasonable rates. The Telecom Group has an excellent credit rating (Personal’s notes have been qualified “AA + (arg)” by FIX SCR S.A) related to the Telecom Group’s operating cash flow record and low leverage (net financial debt ratio over company market value amounts only 9%). All the above mentioned generates that the total working capital (current assets - current liabilities) amounted to a net debt of $904 as of December 31, 2016, resulting from a decrease in negative operating working capital and an increase in current net financial debt amounting to $901 and $3,571, respectively.

These increases in absolute terms, consolidated liquidity ratio (current assets / current liabilities) amounting to 0.95.

The Telecom Group has several financing sources and several offers from first-class international institutions to diversify its current short-term funding structure, which includes accessing to domestic and international capital market and obtaining competitive bank loans in what relates to terms and financial costs.

The low financial debt of the Telecom Group makes possible to obtain financial resources for longer terms at a reasonable cost. The Telecom Group’s management evaluates the national and international macroeconomic context to take advantage of market opportunities that allows it preserving its financial health for the benefit of its investors.

The Company and the Telecom Group manage its cash and cash equivalents and its financial assets trying to match the term of investments with those of its obligations. The average term of its investments should not exceed the average term of its obligations. Cash and cash equivalents position is invested in highly-liquid short-term instruments through first-class financial entities.

F-100

NORTEL INVERSORA S.A.

The Company and the Telecom Group maintain a liquidity policy that results into a significant volume of available cash through its normal course of business as it is shown in the consolidated statement of cash flows. The Company and the Telecom Group have consolidated cash and cash equivalents amounting to $4,002 (equivalent to US$ 250 million) as of December 31, 2016 (in 2015, $937, equivalent to US$ 72 million).

The table below contains a breakdown of financial liabilities into relevant maturity groups based on the remaining period at the date of the consolidated statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Maturity Date	Trade payables	Debt	Salaries and social security payables	Other liabilities	Total
Due	354	—	—	—	354
January 2017 thru December 2017	8,627	3,869	1,611	69	14,176
January 2018 thru December 2018	71	2,812	108	7	2,998
January 2019 thru December 2019	48	2,095	39	—	2,182
January 2020 and thereafter	33	5,212	37	6	5,288
	9,133	13,988	1,795	82	24,998

Capital management

The primary objective of the Company and the Telecom Group’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value.

The Company and the Telecom Group manage its capital structure and makes adjustments considering the business evolution and changes in the macroeconomic conditions.

To maintain or adjust the capital structure, the Company and the Telecom Group may adjust the dividend payment to shareholders and the level of indebtedness.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2016 and 2015.

The Company and the Telecom Group do not have to comply with regulatory capital adequacy requirements.

Note 27 – Related party balances and transactions

(a) Controlling group

All of the common shares of Nortel belong to Sofora. As of December 31, 2016 these shares represent 78.38% of the capital stock of Nortel.

Sofora’s capital stock consists of shares of common stock, with a par value of $1 argentine peso each and one vote per share. As of December 31, 2016, Sofora’s shares are held by Fintech Telecom LLC (68%) and W de Argentina Inversiones S.A. (32%). Additionally, Fintech holds 58,173,522 Class B shares of Telecom Argentina, which represent 5.91% of Telecom Argentina’s total capital stock.

Fintech Telecom LLC, a Delaware (United States) limited liability company, is a wholly-owned direct subsidiary of Fintech Advisory Inc. and its primary purpose is to hold, directly and indirectly, the securities of Telecom Argentina. Fintech Advisory Inc., a Delaware (United States) company, is directly controlled by Mr. David Martínez (a member of Telecom Argentina’s Board of Directors). Fintech Advisory Inc. is an investor and investment manager in equity and debt securities of sovereign and private entities primarily in emerging markets.

In connection with the Shareholders’ Agreement entered into by the Telecom Italia Group and W de Argentina Inversiones S.A., as last amended on October 24, 2014 (“the New Shareholders’ Agreement”), Fintech Telecom LLC adhered as a party to the New Shareholders’ Agreement by means of execution of a Deed of Adherence, following its acquisition of 17% of Sofora’s capital stock. On March 8, 2016, as a result of its acquisition of 51% of Sofora’s shares, Fintech acquired all the rights and obligations of the Telecom Italia Group under the New Shareholders´ Agreement.

F-101

NORTEL INVERSORA S.A.

Change of indirect parent company of the Telecom Group

On November 14, 2013, Telecom Italia S.p.A and Telecom Italia International N.V. (jointly, the “Sellers”) and Tierra Argentea (a company controlled by the Sellers) announced the acceptance of an offer by Fintech Telecom LLC to acquire the controlling stake held by the Telecom Italia Group in Telecom Argentina, owned by the Sellers, through its subsidiaries Sofora, Nortel and Tierra Argentea. Closing of the transfer of the Telecom Italia Group’s shares in Sofora was subject to certain required regulatory authorizations.

On December 10, 2013, Tierra Argentea transferred to Fintech Telecom LLC Telecom Argentina’s Class B shares representing 1.58% of Telecom Argentina’s capital stock and Nortel’s ADRs representing 8% of Nortel’s Preferred Class “B” Shares.

On October 25, 2014, Telecom Italia S.p.A. announced its acceptance of an offer by Fintech Telecom LLC to amend and restate the agreement announced on November 14, 2013. Within the frame of this amendment agreement: 1) on October 29, 2014 Telecom Italia International N.V. transferred 17% of Sofora’s capital stock to Fintech Telecom LLC; 2) it was confirmed that the transfer of the 51% controlling interest in Sofora was subject to the prior approval of the telecommunications regulatory authority (previously the SC, then the AFTIC and currently the ENACOM).

On October 16, 2015, AFTIC’s Resolution No. 491/2015 was published in the Official Bulletin, denying authorization for the transfer of Telecom Italia’s controlling equity interest in Sofora to Fintech. Such Resolution was challenged in several opportunities by Fintech, the Sellers, W de Argentina Inversiones S.A., Telecom Argentina and Personal.

On February 17, 2016 Telecom Argentina was notified of ENACOM Resolution No. 64/16 pursuant to which ENACOM partially revoked AFTIC Resolution No. 491/15 and decided to continue analyzing the transfer of Telecom Italia Group’s shares in Sofora.

On March 7, 2016, ENACOM Resolution No. 277/16 authorized Fintech’s acquisition of 51% of Sofora’s shares of common stock, and on March 8, 2016, the transfer of Telecom Italia Group’s 51% stake in Sofora to Fintech was closed.

Sofora’s Unanimous General Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2016 approved, among other items, the performance of duties of the members of the Board of Directors and Supervisory Committee appointed by the Sellers in Sofora, and the appointment of new members of the Board of Directors and Supervisory Committee of Sofora to replace those members previously appointed by the Sellers, for a term ending on the date of the next Shareholders’ Meeting that shall consider Sofora’s financial statements as of December 31, 2015. On March 8, 2016, new members of the Board of Directors of Nortel, Telecom Argentina and Personal appointed by Fintech replaced those members previously appointed by the Sellers.

On March 29, 2016, Personal’s Shareholders held their General Ordinary and Extraordinary Unanimous Meeting, and on April 8, 2016, Telecom Argentina’s Shareholders and the Company’s Shareholders held their respective General Ordinary and Extraordinary Meetings, during which, among other issues, the performance of the members of the Board of Directors and Supervisory Committee appointed by the Sellers in such companies was approved, and new members of the Boards of Directors and Supervisory Committees of such companies were appointed to replace those who had been previously appointed by the Sellers, for a period ending on the dates of the next Shareholders’ Meeting in which the financial statements as of December 31, 2015 will be considered (in the case of Telecom Argentina and Personal, and the members of the Supervisory Committee of Nortel), and the date of the next Shareholders’ Meeting in which financial statements as of December 31, 2016 will be considered (in the case of the members of the Board of Directors of Nortel).

The above mentioned Meetings also resolved to grant indemnity to the directors and alternate directors and members of the Supervisory Committee who resigned from their positions following the change of control, and to the former directors and members of the Supervisory Committee nominated or appointed by the former controlling shareholder, to the extent and within the scope permitted by applicable law, for a period of 6 years.

F-102

NORTEL INVERSORA S.A.

On March 8, 2016, the change of Sofora’s controlling shareholder became effective and, accordingly, the Telecom Italia Group ceased being the Telecom Argentina’s indirect controlling shareholder (position assumed by Fintech). Based on such facts, on April 15, 2016 Telecom Argentina and Personal, and on April 20, 2016 the Company and Sofora, notified the CNCD that the “Telco and TI-W Commitments have become moot and have completely lost its cause and purpose”.

On November 25, 2016, Fintech informed that it was notified of the Resolution No. 356/16 of the Secretary of Commerce of the Ministry of Production, which authorized the economic concentration operation consisting on the acquisition by Fintech of 68% of the common shares of Sofora.

OPA for control changing

On February 24, 2016, Telecom Argentina was notified of Fintech Telecom LLC’s intention to launch a Mandatory Tender Offer (the “OPA”) resulting from a change of control event for all Class B common shares of Telecom Argentina listed on the Buenos Aires Securities Market, or Mercado de Valores de Buenos Aires S.A. The OPA’s background and purpose, price, timing and terms of acceptance, and details of the facts that condition its performance, are described in an OPA notice published in “El Cronista Comercial” newspaper on February 24, 2016, in page No.5. On July 22, 2016 Fintech informed Telecom Argentina the modifications to certain terms of the OPA announced previously by Fintech, including the offering price. The offered price has been amended from $46 argentine pesos per share to US$ 3.925 per share (from which US$ 0.050 (five cents) should be deducted per share as cash dividends paid on May 13, 2016, together with any other cash dividend to be paid by Telecom Argentina from the date of the OPA’s announcement to the date of the OPA´s payment.

On September 6, 2016, the CNV’s Board of Directors approved the formal terms of the OPA. Subsequently, on September 14, 15 and 16 of 2016, Fintech published in “El Cronista Comercial” newspaper the notice provided on the CNV Rules (modified by complementary notices published in the same newspaper on October 5, 6 and 7-the first-, and on October 26, 27 and 28- the second-) setting the opening and closing dates of the OPA and the amendments to the “OPA Notice” published on February 24, 2016. The end of the OPA and its additional deadline took place on November 4, 2016 for Argentina.

On November 7, 2016, Fintech informed Telecom Argentina that, having ended the OPA’s offers reception period in Argentina, a total of 12,337,723 Class “B” shares acceptances were received, representing 1.253% of Telecom Argentina’s total capital.

Simultaneously, Fintech had launched an OPA in the United States of America, which offers reception period expired on November 23, 2016. This OPA did not affect in any way the OPA launched by Fintech in Argentina. According to Fintech, 5,549,209 ADSs and 3,695 Class “B” Shares entered into the OPA launched in the United States of America. As a consequence of the OPAs launched in both markets, Fintech acquired 40,087,463 Telecom Argentina’s shares (equivalent to 4.07% of its total capital).

Additional information regarding the transaction between the Telecom Italia Group and Fintech as well as the OPA promoted by Fintech is available in the “Relevant Facts” section of the CNV at www.cnv.gob.ar, and in the “Company filings” section (Telecom Italia S.p.A and Telecom Argentina) of the SEC at www.sec.gov.

(b) Related parties

For the purposes of these consolidated financial statements, related parties are those individuals or legal entities which are related (in terms of IAS 24) to the Telecom Italia Group, Fintech Telecom LLC or W de Argentina - Inversiones S.A., except Sofora.

In connection with the change of control explained in a) above, on March 8, 2016, Fintech Telecom LLC acquired 51% of Sofora’s shares from the Telecom Italia Group. As a result, Fintech Telecom LLC acquired the indirect control of the Telecom Group, increasing its holding in Sofora to 68% of Sofora’s shares and voting rights. Therefore, the transactions disclosed in d) below corresponding to the Telecom Italia Group are those performed until March 8, 2016, as from which date the Telecom Italia Group has ceased to be a related party of the Telecom Group. Please note that no operations with related parties of Fintech Telecom LLC conducted as from March 8, 2016 have been identified.

For the years presented, the Company and the Telecom Group have not conducted any transactions with Key Managers and/or persons related to them, as described above.

F-103

NORTEL INVERSORA S.A.

(c) Balances with related parties

	Type of related party	As of December 31,
		2016	2015
CURRENT ASSETS
Cash and cash equivalents
Banco Atlas S.A.(a)	Other related party	2	2
Total cash and cash equivalents		2	2
Trade receivables
Editorial Azeta S.A. (a)		1	—
TIM Participacoes S.A. (b)	Other related party	—	13
Latin American Nautilus Argentina S.A. (b)	Other related party	—	1
Telecom Italia S.p.A. (b)	Parent company as of March 8, 2016	—	3
Experta ART S.A. (d) (e)	Other related party	—	1
Total trade receivables, net		1	18
Other receivables
Latin American Nautilus Ltd. (b)	Other related party	—	36
Caja de Seguros S.A. (c)	Other related party	—	3
Total other receivables, net		—	39
CURRENT LIABILITIES
Trade payables
Italtel Group (b)	Other related party	—	160
Latin American Nautilus Ltd. (b)	Other related party	—	53
Telecom Italia S.p.A. (b)	Parent company as of March 8, 2016	—	28
Telecom Italia Sparkle S.p.A. (b)	Other related party	—	27
Latin American Nautilus USA Inc. (b)	Other related party	—	3
Latin American Nautilus Argentina S.A. (b)	Other related party	—	2
TIM Participacoes S.A. (b)	Other related party	—	2
Caja de Seguros S.A. (c)	Other related party	—	46
Experta ART S.A. (d) (e)	Other related party	16	12
Universal Music Argentina S.A. (f)	Other related party	—	10
Haras El Capricho S.A. (g)	Other related party	1	1
Telteco S.A. (h)	Other related party	4	5
Total trade payables		21	349
Financial debt – Notes (current and non-current)
La Estrella Sociedad Anónima de Seguros de Retiro (d)	Other related party	172	—
Experta ART S.A. (d) (e)	Other related party	151	—
Total financial debt		323	—

(a)	Such companies relate to ABC Telecommunications Group of Paraguay.

(b)	Such companies relate to Telecom Italia Group until March 8, 2016.

(c)	Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.A. Since March 31, 2015 and until March 8, 2016 it relates to Telecom Italia Group.

(d)	Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.A. Since March 31, 2015 it relates to W de Argentina - Inversiones S.A.

(e)	Until September 9, 2015 this company was La Caja Aseguradora de Riesgos del Trabajo ART S.A.

(f)	Such companies relate to Telecom Italia Group since November 1, 2015 and until March 8, 2016.

(g)	Such companies relate to W de Argentina – Inversiones S.A.

(h)	Such companies relate to a Board of Directors member appointed by W de Argentina – Inversiones S.A.

(d) Transactions with related parties

	Transaction description	Type of related party	Years ended December 31,
Services rendered			2016	2015	2014
Editorial Azeta S.A. (a)	Voice retail	Other related party	3	3	3
Banco Atlas S.A. (a)	Voice retail	Other related party	1	1	1
Penta S.A. (a)	Voice retail	Other related party	1	—	—
Telecom Italia Sparkle S.p.A. (b)	International inbound calls	Other related party	4	23	26
TIM Participacoes S.A. (b)	Roaming	Other related party	2	6	11
Latin American Nautilus Argentina S.A. (b)	International inbound calls and roaming	Other related party	2	7	9
Telecom Italia S.p.A. (b)	Roaming	Parent company as of March 8, 2016	2	4	2
Experta ART S.A. (d) (e)	Voice retail	Other related party	7	—	—
Caja de Seguros S.A. (c)	Services sales (i)	Other related party	58	328	125
Caja de Seguros S.A. (c)	Equipment sales (ii)	Other related party	43	196	279
Total services rendered			123	568	456

(i)	Includes integral retribution provided in the Mobile Equipment Insurance Agreement between Personal and Caja de Seguros S.A. and the income from advertising spaces rental.

(ii)	Corresponds to the income generated by the restitution, on behalf and order of the insurance company, of equipment to clients insured by Caja de Seguros S.A.

NORTEL INVERSORA S.A.

	Transaction description	Type of related party	Years ended December 31,
Services received			2016	2015	2014
Editorial Azeta S.A. (a)	Advertising	Other related party	(3)	(2)	(2)
Penta S.A. (a)	Rental	Other related party	(2)	—	—
Latin American Nautilus Ltd. (b).	International inbound calls and data	Other related party	(19)	(71)	(147)
Grupo Italtel (b)	Maintenance, materials and supplies	Other related party	(10)	(125)	(63)
Telecom Italia Sparkle S.p.A. (b)	International outbound calls and others	Other related party	(7)	(58)	(52)
TIM Participacoes S.A. (b)	Roaming	Other related party	(17)	(11)	(19)
Telecom Italia S.p.A. (b)	Fees for services and roaming	Parent company as of March 8, 2016	(3)	(33)	(18)
Latin American Nautilus Argentina S.A. (b)	International outbound calls	Other related party	(2)	(7)	(12)
Latin American Nautilus USA Inc. (b)	International outbound calls	Other related party	(1)	(7)	(8)
Caja de Seguros S.A. (c)	Insurance	Other related party	(9)	(36)	(29)
Experta ART S.A. (d) (e)	Salaries and social security - Insurance	Other related party	(131)	(100)	(61)
La Estrella Seguros de Retiro S.A. (d)	Insurance	Other related party	—	(5)	(9)
Universal Music Argentina S.A. (f)	VAS costs	Other related party	(4)	(4)	—
Haras El Capricho S.A. (g)	Advertising	Other related party	—	(1)	—
Telteco S.A. (h)	Fees for services	Other related party	(22)	(14)	(7)
Total services received			(230)	(474)	(427)

	Transaction description	Type of related party	Years ended December 31,
			2016	2015	2014
Finance costs
Experta ART S.A. (d) (e)	Interests on loans	Other related party	(27)	—	—
La Estrella Seguros de Retiro S.A. (d)	Interests on loans	Other related party	(28)	—	—
Total finance costs			(55)	—	—

		Years ended December 31,
	Type of related party	2016	2015	2014
Purchases of PP&E and intangible assets
Italtel Group (b)	Other related party	18	103	153
Telteco S.A. (h)	Other related party	1	4	12
Total purchases of PP&E and intangible assets		19	107	165

		As of December 31,
Commitments	Type of related party	2016	2015
	Other related parties	—	221
		—	221
(a)	Such companies relate to ABC Telecommunications Group of Paraguay.

(b)	Such companies relate to Telecom Italia Group until March 8, 2016.

(c)	Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.A. Since March 31, 2015 and until March 8, 2016 it relates to Telecom Italia Group.

(d)	Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.A. Since March 31, 2015 it relates to W de Argentina - Inversiones S.A.

(e)	Until September 9, 2015 this company was La Caja Aseguradora de Riesgos del Trabajo ART S.A.

(f)	Such companies relate to Telecom Italia Group since November 1, 2015 and until March 8, 2016.

(g)	Such companies relate to W de Argentina – Inversiones S.A.

(h)	Such companies relate to a Board of Directors member appointed by W de Argentina – Inversiones S.A.

The transactions discussed above were made on terms no less favorable to Telecom Argentina than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders’ equity of Telecom Argenitna, after being approved by the Audit Committee in compliance with Decree No. 677/01 and Law No. 26,831.

(e) Key Managers

●	The Company

The estimated compensation for the members of the Company’s Board of Directors for fiscal year 2016 is approximately of $9.

The compensation for the members of the Company´s Board of Directors approved by the Ordinary Annual Shareholders’ Meeting for fiscal years 2015 and 2014 were approximately of $6 and $5, respectively.

The members and alternate members of the Board of Directors do not hold executive positions in the Company or Company’s subsidiaries.

●	Telecom Argentina

Compensation for the Key Managers, including social security contribution, amounted to $198, $106 and $56 for the years ended December 31, 2016, 2015 and 2014, respectively, and was recorded as expenses under the line item “Employee benefits expenses and severance payments”.

NORTEL INVERSORA S.A.

	Years ended December 31,
	2016	2015	2014
Salaries (*)	52	37	31
Variable compensation (*)	53	26	7
Social security contributions	30	18	11
Hiring benefits	5	—	—
Termination benefits	58	25	7
	198	106	56

(*) Gross compensation. Social security contributions and income tax retentions that are deducted from the gross compensation are in charge of the employee.

As of December 31, 2016 and 2015, respectively, an amount of $66 and $30 remained unpaid.

The estimated compensation of the members of the Telecom Argentina’s Board of Directors for fiscal year 2016 is approximately of $35.5. Additionally, a member of the Board of Directors (included in the Telecom Argentina’s payroll) has performed technical and administrative tasks for $1.4, recorded within “salaries and social security compensation” in the Consolidated Income Statements as of December 31, 2016.

The compensation for the members of the Telecom Argentina´s Board of Directors approved by the Ordinary Annual Shareholders’ Meeting for fiscal years 2015 and 2014 were approximately of $20 and $16, respectively.

The members and alternate members of the Board of Directors do not hold executive positions in the Telecom Argentina or Telecom Argentina’s subsidiaries.

Note 28 – Segment information

As of December 31, 2016, 2015 and 2014, the Telecom Group carries out its activities through six companies which were consolidated by the end of fiscal years 2016, 2015 and 2014, respectively (Note 1.a).

The Telecom Group has combined the operating segments into three reportable segments: “Fixed Services”, “Personal Mobile Services” and “Núcleo Mobile Services” based on the nature of products provided by the entities and taking into account the regulatory and economic framework in which each entity operates.

Segment financial information for the years 2016, 2015 and 2014 was as follows:

NORTEL INVERSORA S.A.

For the year ended December 31, 2016

☐	Income statement information

	Fixed	Mobile Services				Elimi-
	Services	Personal	Núcleo	Subtotal	Nortel	nations	Total
Total revenues and other income (1)	17,027	35,766	2,649	38,415	—	(2,120)	53,322
Employee benefit expenses and severance payments	(7,220)	(2,381)	(199)	(2,580)	(7)	—	(9,807)
Interconnection costs and other telecommunication charges	(961)	(2,721)	(200)	(2,921)	—	1,329	(2,553)
Fees for services, maintenance, materials and supplies	(2,311)	(2,975)	(229)	(3,204)	(15)	509	(5,021)
Taxes and fees with the Regulatory Authority	(1,118)	(3,925)	(82)	(4,007)	(12)	—	(5,137)
Commissions	(327)	(3,286)	(295)	(3,581)	—	59	(3,849)
Cost of equipments and handsets	(136)	(5,749)	(303)	(6,052)	—	—	(6,188)
Advertising	(126)	(644)	(104)	(748)	—	—	(874)
Cost of VAS	(53)	(1,329)	(117)	(1,446)	—	—	(1,499)
Provisions	(78)	(109)	—	(109)	—	—	(187)
Bad debt expenses	(152)	(951)	(125)	(1,076)	—	—	(1,228)
Other operating expenses	(1,276)	(1,378)	(158)	(1,536)	(4)	223	(2,593)
Operating income before D&A	3,269	10,318	837	11,155	(38)	—	14,386
Depreciation of PP&E	(1,686)	(2,088)	(584)	(2,672)	—	—	(4,358)
Amortization of intangible assets	(211)	(1,526)	(103)	(1,629)	—	—	(1,840)
Impairment of PP&E	1	(384)	—	(384)	—	—	(383)
Operating income	1,373	6,320	150	6,470	(38)	—	7,805
Financial results, net	(151)	(2,064)	(29)	(2,093)	30	—	(2,214)
Income before income tax expense	1,222	4,256	121	4,377	(8)	—	5,591
Income tax expense, net	(59)	(1,506)	(29)	(1,535)	(10)	—	(1,604)
Net income (loss)	1,163	2,750	92	2,842	(18)	—	3,987

(*) Includes Personal Envíos’ operations that are not material (Revenues 25, Operating income before D&A (7), Operating income (9) and Net loss (9)).

Net income attributable to Nortel	647	1,529	34	1,563	(18)	—	2,192
Net income attributable to non-controlling interest	516	1,221	58	1,279	—	—	1,795
	1,163	2,750	92	2,842	(18)	—	3,987

(1)

Service revenues	14,923	28,049	2,382	30,431	—	—	45,354
Equipment sales	91	7,535	260	7,795	—	—	7,886
Other income	66	16	1	17	—	(1)	82
Subtotal third party revenues and other income	15,080	35,600	2,643	38,243	—	(1)	53,322
Intersegment revenues	1,947	166	6	172	—	(2,119)	—
Total revenues and other income	17,027	35,766	2,649	38,415	—	(2,120)	53,322

☐	Balance sheet information

PP&E, net	11,468	9,541	2,156	11,697	—	—	23,165
Intangible assets, net	429	7,086	78	7,164	—	(1)	7,592
Capital expenditures on PP&E (a)	3,820	5,249	563	5,812	—	—	9,632
Capital expenditures on intangible assets (b)	197	1,481	76	1,557	—	—	1,754
Total capital expenditures in PP&E and intangible assets (a)+ (b)	4,017	6,730	639	7,369	—	—	11,386
Total additions on PP&E and intangible assets	4,525	6,708	627	7,335	—	—	11,860
Net financial debt	441	(5,860)	(473)	(6,333)	57	—	(5,835)

☐	Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	50,405	49,957	29,834
Abroad	2,917	3,365	2,520
Total	53,322	53,322	32,354

NORTEL INVERSORA S.A.

For the year ended December 31, 2015

☐	Income statement information

	Fixed	Mobile Services				Elimi-
	Services	Personal	Núcleo	Subtotal	Nortel	nations	Total
Total revenues and other income (1)	12,609	28,203	1,717	29,920	—	(1,990)	40,539
Employee benefit expenses and severance payments	(5,268)	(1,856)	(129)	(1,985)	(5)	—	(7,258)
Interconnection costs and other telecommunication charges	(719)	(2,686)	(154)	(2,840)	—	1,389	(2,170)
Fees for services, maintenance, materials and supplies	(1,769)	(2,417)	(152)	(2,569)	(10)	419	(3,929)
Taxes and fees with the Regulatory Authority	(818)	(3,071)	(54)	(3,125)	(7)	—	(3,950)
Commissions	(268)	(2,774)	(199)	(2,973)	—	48	(3,913)
Cost of equipments and handsets	(82)	(4,328)	(185)	(4,513)	—	—	(4,595)
Advertising	(108)	(628)	(78)	(706)	—	—	(814)
Cost of VAS	(38)	(1,136)	(82)	(1,218)	—	—	(1,256)
Provisions	(17)	(96)	—	(96)	—	—	(113)
Bad debt expenses	(79)	(462)	(23)	(485)	—	—	(564)
Other operating expenses	(934)	(960)	(93)	(1,053)	(2)	134	(1,855)
Operating income before D&A	2,509	7,789	568	8,357	(24)	—	10,842
Depreciation of PP&E	(1,341)	(1,379)	(326)	(1,705)	—	—	(3,046)
Amortization of intangible assets	(185)	(1,141)	(66)	(1,207)	—	—	(1,392)
Gain on disposal of PP&E and impairment of PP&E	(91)	(109)	1	(108)	—	—	(199)
Operating income	892	5,160	177	5,337	(24)	—	6,205
Financial results, net	(173)	(864)	(65)	(929)	35	—	(1,067)
Income before income tax expense	719	4,296	112	4,408	11	—	5,138
Income tax expense, net	(155)	(1,522)	(15)	(1,537)	(12)	—	(1,704)
Net income (loss)	564	2,774	97	2,871	(1)	—	3,434

(*) Includes Personal Envíos’ operations. This company started to operate on January 1, 2015. Its operations are not material (Revenues 9, Operating income before D&A (2), Operating income (4) and Net loss (4)).

Net income attributable to Nortel	314	1,542	36	1,578	(1)	—	1,891
Net income attributable to non-controlling interest	250	1,232	61	1,293	—	—	1,543
	564	2,774	97	2,871	(1)	—	3,434

Service revenues	10,675	22,258	1,547	23,805	—	—	34,480
Equipment sales	61	5,796	159	5,955	—	—	6,016
Other income	39	5	—	5	—	(1)	43
Subtotal third party revenues and other income	10,775	28,059	1,706	29,765	—	—	40,539
Intersegment revenues	1,834	144	11	155	—	(1,989)	—
Total revenues and other income	12,609	28,203	1,717	29,920	—	(1,990)	40,539

☐	Balance sheet information

PP&E, net	9,280	6,899	1,784	8,683	—	—	17,963
Intangible assets, net	443	7,131	86	7,217	—	(1)	7,659
Capital expenditures on PP&E (a)	2,846	3,157	393	3,550	—	—	6,396
Capital expenditures on intangible assets (b)	233	3,395	76	3,471	—	—	3,704
Total capital expenditures (a)+ (b)	3,079	6,552	469	7,021	—	—	10,100
Total additions on PP&E and intangible assets	3,514	7,158	490	7,648	—	—	11,162
Net financial asset (debt)	560	(2,372)	(465)	(2,837)	67	—	(2,210)

☐	Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	38,633	38,344	24,844
Abroad	1,863	2,152	2,129
Total	40,496	40,496	26,973

NORTEL INVERSORA S.A.

For the year ended December 31, 2014

☐	Income statement information

	Fixed	Mobile Services				Elimi-
	Services	Personal	Núcleo	Subtotal	Nortel	nations	Total
Total revenues and other income (1)	10,357	23,353	1,588	24,941	—	(1,910)	33,388
Employee benefit expenses and severance payments	(4,021)	(1,452)	(118)	(1,570)	(4)	—	(5,595)
Interconnection costs and other telecommunication charges	(676)	(2,592)	(192)	(2,784)	—	1,386	(2,074)
Fees for services, maintenance, materials and supplies	(1,402)	(2,145)	(137)	(2,282)	(8)	351	(3,341)
Taxes and fees with the Regulatory Authority	(723)	(2,527)	(47)	(2,574)	(6)	—	(3,303)
Commissions	(210)	(2,181)	(156)	(2,337)	—	53	(2,494)
Cost of equipments and handsets	(72)	(3,959)	(112)	(4,071)	—	—	(4,143)
Advertising	(151)	(563)	(78)	(641)	—	—	(792)
Cost of VAS	(16)	(856)	(64)	(920)	—	—	(936)
Provisions	(115)	31	—	31	—	—	(84)
Bad debt expenses	(89)	(315)	(20)	(335)	—	—	(424)
Other operating expenses	(791)	(761)	(86)	(847)	(1)	120	(1,519)
Operating income before D&A	2,091	6,033	578	6,611	(19)	—	8,683
Depreciation of PP&E	(1,084)	(1,002)	(303)	(1,305)	—	—	(2,389)
Amortization of intangible assets	(146)	(648)	(60)	(708)	—	—	(854)
Gain on disposal of PP&E and impairment of PP&E	9	(25)	—	(25)	—	—	(16)
Operating income	870	4,358	215	4,573	(19)	—	5,424
Financial results, net	275	—	(22)	(22)	24	—	277
Income before income tax expense	1,145	4,358	193	4,551	5	—	5,701
Income tax expense, net	(403)	(1,542)	(22)	(1,564)	(8)	—	(1,975)
Net income (loss)	742	2,816	171	2,987	(3)	—	3,726

Net income attributable to Nortel	412	1,566	64	1,630	(3)	—	2,039
Net income attributable to non-controlling interest	330	1,250	107	1,357	—	—	1,687
	742	2,816	171	2,987	(3)	—	3,726

(1)

Service revenues	8,506	18,284	1,488	19,772	—	—	28,278
Equipment sales	53	4,920	90	5,010	—	—	5,063
Other income	26	21	—	21	—	—	47
Subtotal third party revenues and other income	8,585	23,225	1,578	24,803	—	—	33,388
Intersegment revenues	1,772	128	10	138	—	(1,910)	—
Total revenues and other income	10,357	23,353	1,588	24,941	—	(1,910)	33,388

☐	Balance sheet information

PP&E, net	7,751	4,688	1,370	6,058	—	—	13,809
Intangible assets, net	395	4,877	60	4,937	—	(1)	5,331
Capital expenditures on PP&E (a)	2,112	1,896	296	2,192	—	—	4,304
Capital expenditures on intangible assets (b)	165	4,427	61	4,488	—	—	4,653
Total capital expenditures (a)+ (b)	2,277	6,323	357	6,680	—	—	8,957
Total additions on PP&E and intangible assets	2,628	6,564	355	6,919	—	—	9,547
Net financial asset (debt)	219	693	(167)	526	179	—	924

☐	Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	31,697	31,428	18,414
Abroad	1,691	1,960	1,510
Total	33,388	33,388	19,924

NORTEL INVERSORA S.A.

Note 29 – Information required by IFRS 12 related to subsidiaries that have significant non-controlling interest.

In May 2011 the IASB issued IFRS 12 “Disclosure of Interest in Other Entities”. This standard contemplates disclosure requirements that an entity shall comply for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.

IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

Below are detailed the additional disclosures required by this standard related to Telecom Argentina’s summarized financial information as of December 31, 2016 and 2015 and for the years ended as of December 31, 2016, 2015 and 2014.

a)	Telecom Argentina

Telecom Argentina was created through the privatization of ENTel, the state-owned company that provided telecommunication services in Argentina.

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina since November 8, 1990 through October 10, 1999. As from such date, Telecom Argentina also began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

Telecom Argentina provides fixed-line public telecommunication services, international long-distance service, data transmission and Internet services in Argentina and through its subsidiaries, mobile telecommunications services in Argentina and Paraguay and international wholesale services in the United States of America.

The Ordinary and Extraordinary Shareholders Meeting held on June 22, 2015 approved the Telecom Argentina’s corporate purpose change, adapting it to the new definition of ICT services of the LAD and, thus, including the possibility of providing Audiovisual Communication Services. Telecom Argentina obtained authorization from the AFTIC and later of the CNV and IGJ, which registered the amendment of the Telecom Argentina’s bylaws on September 26, 2015.

Nortel holds 54.74% of Telecom Argentina’s capital stock( 51% of Telecom Argentina’s Class “A” shares and 3.74% of Telecom Argentina’s Class “B shares), which allows it to control Telecom Argentina and determine its operating and financial policies, so, as a consequence, these consolidated financial statements include the consolidation of Telecom Argentina’s assets, liabilities, results and cash flows. As a result of Telecom Argentina’s Treasury Shares Acquisition Process described in Note 19.f) to these consolidated financial statements, Nortel’s equity interest in Telecom Argentina amounts to 55.60% of the Telecom Argentina’s outstanding shares as of December 31, 2016. The non-controlling interest of Telecom Argentina as of December 31, 2016 is as follow:

Type of Investor	%
ANSES (*)	24.99
ADS – NYSE	14.52
Other third parties - BCBA	4.17
Treasury shares	1.55
Total public offer	45.23

(*) According shareholding in Caja de Valores.

The remaining 0.03% of the outstanding shares is represented by the Class “C” shares from the share ownership program created by Law No. 23,696.

Below is disclosed relevant summarized financial information of Telecom Argentina as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, according to the consolidated financial statements approved by Telecom Argentina’s Board of Directors held on March 8, 2017 and including the Report of Independent Registered Public Accounting Firm with no observations.

NORTEL INVERSORA S.A.

TELECOM ARGENTINA’S CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

	As of December 31,
ASSETS	2016	2015
Total current assets	15,562	11,492
Total non-current assets	32,352	26,973
TOTAL ASSETS	47,914	38,465
LIABILITIES
Total current liabilities	16,511	16,914
Total non-current liabilities	11,525	3,941
TOTAL LIABILITIES	28,036	20,855
EQUITY
Equity attributable to Telecom Argentina (Controlling Company)	19,336	17,194
Non-controlling interest	542	416
TOTAL EQUITY	19,878	17,610
TOTAL LIABILITIES AND EQUITY	47,914	38,465

TELECOM ARGENTINA’S CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos)

	For the years ended December 31,
	2016	2015	2014
Revenues	53,240	40,496	33,341
Other income	83	44	47
Total revenues and other income	53,323	40,540	33,388
Employee benefit expenses and severance payments	(9,800)	(7,253)	(5,591)
Interconnection costs and other telecommunication charges	(2,553)	(2,170)	(2,074)
Fees for services, maintenance, materials and supplies	(5,006)	(3,919)	(3,333)
Taxes and fees with the Regulatory Authority	(5,125)	(3,943)	(3,297)
Commissions	(3,849)	(3,193)	(2,494)
Cost of equipments and handsets	(6,188)	(4,595)	(4,143)
Advertising	(874)	(814)	(792)
Cost of VAS	(1,499)	(1,256)	(936)
Provisions	(187)	(113)	(84)
Bad debt expenses	(1,228)	(564)	(424)
Other operating expenses	(2,590)	(1,854)	(1,518)
Depreciation and amortization	(6,198)	(4,438)	(3,243)
Impairment of PP&E	(383)	(199)	(16)
Operating income	7,843	6,229	5,443
Finance income	1,006	1,130	1,459
Finance expenses	(3,250)	(2,232)	(1,206)
Net income before income tax expense	5,599	5,127	5,696
Income tax expense	(1,594)	(1,692)	(1,967)
Net income for the year	4,005	3,435	3,729

Attributable to:
Telecom Argentina (Controlling Company)	3,975	3,403	3,673
Non-controlling interest	30	32	56
	4,005	3,435	3,729
Earnings per share attributable to Telecom Argentina (Controlling Company)
Basic and diluted	4.10	3.51	3.79

TELECOM ARGENTINA’S CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	For the years ended December 31,
	2016	2015	2014
Net income for the year	4,005	3,435	3,729

Other components of the Statements of Comprehensive Income
Will be reclassified subsequently to profit or loss
..Currency translation adjustments (no effect on Income Tax)	288	245	227
Subsidiaries NDF effects classified as hedges	(9)	8	—
Will not be reclassified subsequently to profit or loss
Actuarial results	(24)	7	24
Tax effect	8	(3)	(8)
Other components of the comprehensive income, net of tax	263	257	243

Total comprehensive income for the year	4,268	3,692	3,972

Attributable to:
Telecom Argentina (Controlling Company)	4,142	3,580	3,837
Non-controlling interest	126	112	135
	4,268	3,692	3,972

NORTEL INVERSORA S.A.

TELECOM ARGENTINA’S CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

	For the years ended December 31,
	2016	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	4,005	3,435	3,729
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses	1,228	564	424
Allowance for obsolescence of inventories, materials and other	77	72	88
Depreciation of property, plant and equipment	4,358	3,046	2,389
Amortization of intangible assets	1,840	1,392	854
Consumption of materials	507	294	227
Gain on disposal of property, plant and equipment	(17)	(31)	(9)
Impairment of property, plant and equipment	383	230	25
Net book value of property, plant and equipment	21	35	45
Provisions	187	113	84
Other financial results	1,721	351	(8)
Income tax expense	1,594	1,692	1,967
Income tax paid	(1,700)	(1,631)	(2,277)
Net increase in assets	(1,660)	(4,640)	(1,854)
Net increase (decrease) in liabilities	(1,179)	1,890	37
Total cash flows provided by operating activities	11,365	6,812	5,721

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment acquisitions	(9,541)	(5,148)	(4,895)
3G/4G licenses acquisition	—	(2,256)	(3,091)
Other intangible asset acquisitions	(1,798)	(1,310)	(1,118)
Proceeds from the sale of property, plant and equipment	19	39	17
Investments not considered as cash and cash equivalents	(20)	(976)	(339)
Total cash flows used in investing activities	(11,340)	(9,651)	(9,426)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financial debt	9,337	4,301	—
Payment of debt	(2,936)	(31)	(12)
Payment of interest and other related expenses	(1,573)	(471)	(29)
Payment of cash dividends and related tax withholdings	(2,000)	(849)	(1,299)
Total cash flows provided by (used in) financing activities	2,828	2,950	(1,340)

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	222	75	505

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,075	186	(4,540)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	870	684	5,224
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	3,945	870	684

Reversal of “Voluntary reserve for future dividends payments” and dividend distribution of Telecom Argentina

Telecom Argentina’s Board of Directors’ Meeting held on April 29, 2016, resolved to allocate $2,000 of the “Voluntary reserve for future dividends payments” to a cash dividend distribution in two installments: $700 that was available to shareholders since May 13, 2016 and $1,300 that was available to shareholders since August 26, 2016.

Telecom Argentina’s Ordinary Shareholders’ Meeting held on April 29, 2015, approved the payment of cash dividends of $804 (equivalent to $0.83 pesos per outstanding share), which was made available to shareholders on May 11, 2015. The amount paid includes: (i) income tax withholdings on dividends paid to shareholders in the amount of $14 and (ii) recovery of tax on personal property – on behalf of shareholders withholdings in the amount of $12.

The Telecom Argentina’s Shareholders’ Meeting held on April 29, 2014, approved, in its second tranche of deliberations held on May 21, 2014, the payment of cash dividends in two equal installments of $601 between the outstanding shares. The first installment was made available to shareholders on June 10, 2014 and the second installment was made available to shareholders on September 22, 2014.

NORTEL INVERSORA S.A.

Note 30 – Quarterly consolidated information (unaudited information)

Quarter	Revenues	Operating income before D&A	Operating income	Financial Results, net (loss) gain	Net income	Net income attributable to Nortel
Fiscal year 2016:
March 31	12,455	3,388	1,991	(550)	934	514
June 30	12,951	3,351	1,714	(485)	794	436
September 30	13,412	3,440	1,789	(619)	756	412
December 31	14,422	4,207	2,311	(560)	1,503	830
	53,240	14,386	7,805	(2,214)	3,987	2,192
Fiscal year 2015:
March 31	8,872	2,629	1,675	(178)	1,043	573
June 30	9,624	2,491	1,458	(19)	935	514
September 30	10,094	2,524	1,306	(70)	797	443
December 31	11,906	3,198	1,766	(800)	659	361
	40,496	10,842	6,205	(1,067)	3,434	1,891
Fiscal year 2014:
March 31	7,466	2,108	1,373	(28)	905	493
June 30	8,119	2,001	1,235	190	926	506
September 30	8,598	2,063	1,221	80	847	465
December 31	9,158	2,511	1,595	35	1,048	575
	33,341	8,683	5,424	277	3,726	2,039

Note 31 – Restrictions on distribution of profits and dividends

(a) Restrictions on distribution of profits

Under the LGS, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). Nortel reached the maximum amount of its Legal Reserve according to LGS and CNV provisions previously disclosed.

(b) Dividends

The Company is able to distribute dividends up to the limit of retained earnings determined under the LGS, and reserves constituted to such purpose. Retained earnings as of December 31, 2016 are positive and amounted to $1,652, while Voluntary reserve for future dividends payments amounted to $8,339.

	2016	2015	2014

Dividends declared and paid corresponding to Class “B” preferred shares and ordinary shares	(**) (1,092)	(*) (570)	(*) 549

Proposed for approval at the Annual General Meeting (not recognized as a liability as of December 31)	(***)	—	—

(*) By reversal of the Voluntary reserve for future dividends payments.

(**) (552) by reversal of the Voluntary reserve for future dividends payments and (540) as cash dividends in advance, which may be approved by the Annual General Shareholders’ Meeting that considers the financial statements as of December 31, 2016.

(***) The Company’s Board of Directors has proposed to the Shareholder’s Meeting the allocation of the retained earnings to the constitution of a “Voluntary reserve for future dividends payments”.

Note 32 – Subsequent events to December 31, 2016

a)	Pre-cancelation of Personal’s bank loan

On January 28, 2015, Personal had signed a loan agreement with a foreign bank for US$ 40.8 million (equivalent to $353 at such date). The capital was fully cancelable in 27 months (bullet) with quarterly interest payments.

On February 7, 2017, with the maturity of the interest service, Personal proceeded to fully prepay the loan, paying US$ 40.8 million of capital (equivalent to $643), US$ 1 million of interest (equivalent to $16) and US$ 0.3 million of pre-cancellation fee (equivalent to $5).

b)	NDF to hedge interest rate fluctuations

During January and February 2017, Personal entered into various hedging agreements (NDF) to cover fluctuations in the LIBOR rate of the loan with IFC in an amount that as of the date of issuance of these financial statements totaled US$ 300 million. These NDF allow fixing the variable rate to be set as from March 15, 2017 and for the life of the loan, ranging from 2.087% to 2.33% nominal per annum (a weighted average of 2.183% nominal per annum).

NORTEL INVERSORA S.A.

c)	Cancellation of bank overdrafts

During January and February 2017, the Telecom Group totally canceled its bank overdrafts amounting to $1,707.

Baruki González
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2016

(In millions of Argentine pesos or as expressly indicated)

1.	General considerations

As required by CNV regulations, the Company has prepared its consolidated financial statements as of December 31, 2016 under IFRS. Additional information is given in Note 1. c) to the consolidated financial statements.

2.	The Company and the Telecom Group’s activities for the years ended December 31, 2016 (“EE16”) and 2015 (“EE15”)

Total revenues and other income for EE16 amounted to $53,322 (+31.5% vs. EE15), operating costs – including depreciations, amortizations and impairment of PP&E– amounted to $45,517 (+32.6% vs. EE15), operating income before depreciation and amortization amounted to $14,386 – representing 27.0% of consolidated revenues– (vs.26.8% in EE15), operating income amounted to $7,805 (+25.8% vs. EE15) and net income amounted to $3,987 (+16.1% vs. EE15). Net income attributable to Nortel amounted to $2,192 in EE16 (+15.9% vs. EE15).

			Variation
	EE16	EE15	$	%
Revenues	53,240	40,496	12,744	31.5
Other income	82	43	39	90.7
Operating costs without depreciation and amortization	(38,936)	(29,697)	(9,239)	31.1
Operating income before depreciation and amortization	14,386	10,842	3,544	32.7
Depreciation and amortization	(6,198)	(4,438)	(1,760)	39.7
Gain on disposal of PP&E and impairment of PP&E	(383)	(199)	(184)	92.5
Operating income	7,805	6,205	1,600	25.8
Financial results, net	(2,214)	(1,067)	(1,147)	107.5
Income before income tax expense	5,591	5,138	453	8.8
Income tax expense	(1,604)	(1,704)	100	(5.9)
Net income	3,987	3,434	553	16.1

Attributable to:
Nortel (Controlling Company)	2,192	1,891	301	15.9
Non-controlling interest	1,795	1,543	252	16.3
	3,987	3,434	553	16.1

Basic and diluted earnings per share attributable to Nortel (in pesos)
Ordinary shares	209.92	181.04
Class “B” Preferred shares	729.73	629.52

●	Total revenues and other income

During EE16 consolidated total revenues increased 31.5% (+$12,744 vs. EE15) amounting to $53,240 mainly fueled by the mobile services provided by Personal, Broadband and data transmission businesses, while consolidated other income increased 88.6% (+$39 vs. EE15).

			Variation
	EE16	EE15	$	%
Services
Retail Voice
Monthly Charges	2,480	1,406	1,074	76.4
Measured Services	2,073	1,800	273	15.2
Others	101	98	3	3.1
Wholesale Voice
Fixed and mobile interconnection	845	689	156	22.6
Others	511	346	165	47.7
Data	2,919	1,780	1,139	64.0
Internet	5,994	4,556	1,438	31.6
Subtotal Fixed Services	14,923	10,675	4,248	39.8
Retail Voice
Monthly Charges	5,113	4,009	1,104	27.5
Measured Services	2,007	1,977	30	1.5
Roaming	275	270	5	1.9
Others	1,108	708	400	56.5
Wholesale Voice
Interconnection	1,711	1,548	163	10.5
Roaming	283	285	(2)	(0.7)
Mobile leases	84	51	33	64.7
Data	6,636	7,156	(520)	(7.3)
Internet	10,832	6,254	4,578	73.2
Subtotal Mobile Services - Personal	28,049	22,258	5,791	26.0

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMEBR 31, 2016

I

NORTEL INVERSORA S.A.

			Variation
	EE16	EE15	$	%
Retail Voice
Monthly Charges	309	210	99	47.1
Measured Services	357	257	100	38.9
Roaming	17	15	2	13.3
Others	164	83	81	97.6
Wholesale Voice
Interconnection	115	78	37	47.4
Roaming	1	17	(16)	(94.1)
Others	12	7	5	71.4
Data	429	313	116	37.1
Internet	978	567	411	72.5
Subtotal Mobile Services – Núcleo	2,382	1,547	835	54.0
Revenue from services	45,354	34,480	10,874	31.5
Equipment
Fixed Services	91	61	30	49.2
Mobile Services- Personal	7,535	5,796	1,739	30.0
Mobile Services – Núcleo	260	159	101	63.5
Revenue from equipment sales	7,886	6,016	1,870	31.1

Total Revenues	53,240	40,496	12,744	31.5

Services revenues amounted to $45,354 (+31.5% vs. EE15) and represented 85.2% of consolidated revenues, while in EE15 represented 85.1% of consolidated revenues. Equipment revenues increased 31.1%, amounting to $7,886 and represented 14.8% of consolidated revenues, while in EE15 represented 14.9% of consolidated revenues.

Fixed Services

During EE16, services revenues generated by this segment amounted to $14,923 (+$4,248 or +39.8% vs. EE15), where Internet revenues have grown the most (+$1,438 or +31.6% vs. EE15), followed by data transmission services (+$1,139 or +64.0% vs. EE15) and voice retail services (+$1,074 or +76.4% vs. EE15).

Voice

Voice retail revenues reached $4,654 in EE16 (+40.9% vs. EE15). Revenues from regulated services reached approximately 27% of the segment revenues in EE16 (vs. 26% in EE15).

Monthly Charges increased $1,074 or +76.4% vs. EE15, reaching $2,480. This increase was mainly due to higher monthly charges revenues as a consequence of an increase in residential monthly charges prices since May 2016 and higher supplementary services revenues (not regulated), mainly due to prices increases.

Revenues generated by measured services (Local Measured Service, Domestic Long-Distance and International Long-Distance services) amounted to $2,073 (+$273 or +15.2% vs. EE15). The increase was mainly due to the increase in plans prices (both in local and national long-distance). According to this, local measured service revenues increased 21.6% vs. EE15 and DLD revenues increased 10.6% vs. EE15. The Average Revenue Billing per User (“ARBU”) amounted to $97.9 pesos per month in EE16 vs. $67.7 pesos per month amounted in EE15, representing an increase of 44.6%. The remaining retail voice revenues amounted to $101 in EE16 (slightly higher vs.EE15).

Voice wholesale revenues (including fixed and mobile interconnection revenues and lease of circuits, together with the revenues generated by the subsidiary Telecom USA amounting to $265) amounted to $1,356 in EE16 (+31.0% vs. EE15). Interconnection fixed and mobile revenues amounted to $845 and the other wholesale revenues amounted to $511 in EE16 (+$165 or 47.7% vs. EE15), mainly due to higher prices related to cell sites rentals and lease of circuits due to the variation of the $/US$ exchange rate.

Data

Data revenues (including revenues generated by the subsidiary Telecom USA amounting to $9) amounted to $2,919 (+$1,139 vs. EE15). These revenues were generated focusing on Telecom Argentina’s position as an integrated ICTs provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was primarily due to higher prices of these services related to the variation of the $/US$ exchange rate and to the increase in the number of customers of Innovation services (that generated an increase of $812 vs. EE15).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMEBR 31, 2016

II

NORTEL INVERSORA S.A.

Internet

Internet revenues amounted to $5,994 (+$1,438 or +31.6% vs. EE15) mainly due to an increase in average prices resulting in an improvement in the Average Monthly Revenue per User (“ARPU”), that amounted to $270.9 pesos per month in EE16 vs. $207.4 pesos per month in EE15 (+30.6% vs. EE15). As of December 31, 2016, Telecom Argentina reached approximately 1,738,000 ADSL customers (of which 1,298,000 correspond to +3Mb access vs. 1.010,000 in EE15). These connections represent approximately 44.3% of Telecom Argentina’s fixed lines in service (vs. 44.9% in EE15). The churn rate per month amounted to 1.7% in EE16 (vs. 1.4% in EE15).

Internet services revenues represent 13.2% of consolidated services revenues (similar in EE15) and 40.2% of Fixed services segment revenues (vs. 42.7% in EE15).

Personal Mobile Services

During EE16, total services revenues amounted to $28,049 (+$5,791 or +26.0% vs. EE15), being the principal business segment in revenues terms (61.8% and 64.6% of services consolidated revenues in EE16 and EE15, respectively). Personal reached approximately 19.5 million subscribers in Argentina (-0.7% vs. EE15). Approximately 67% of the subscriber base is prepaid subscribers and 33% is postpaid subscribers (including “Cuentas claras” plans and Mobile Internet dongles). The churn rate per month amounted to 2.9% in EE16 (vs. 3.1% in EE15).

Voice

Voice retail revenues amounted to $8,503 in EE16 (+22.1% vs. EE15). The increase was mainly due to the increase in monthly charges prices in the postpaid and “Cuentas claras” subscriber base and prepaid services, net of the variation of the subscriber base, showing an increase in postpaid subscribers (+1.2% vs. EE15) and “Cuentas claras” subscribers (+0.7% vs. EE15) and a decrease in prepaid subscribers (-1.4% vs. EE15).

Voice wholesale revenues amounted to $2,078 in EE16 (+10.3% vs. EE15), mainly due to a decrease in interconnection traffic volumes (especially TLRD and CPP), but with an in increase in average prices.

Data

Mobile data services revenues amounted to $6,636 (-$520 or -7.3% vs. EE15). The decrease was due to lower revenues from the principal item of VAS revenues, SMS consumption, which decreased $1,035 as compared to EE15 (-26.9%), showing a TOU decrease of 44.8% vs. EE15 and an increase of such services prices for both Cuentas Claras and prepaid subscribers. Notwithstanding, this effect was partially offset with a constant increase of the SMS with content sales, as a result of several campaigns launched by Personal, which represented an inter-annual increase of $438 or +14.0%.

Internet

Mobile Internet revenues amounted to $10,832 (+$4,578 or +73.2% vs. EE15). This increase is mainly explained by the increase in browsing services consumption of Personal’s subscribers, which was mainly fueled by the increase in the offer of services, plans and packs (including VAS) launched by Personal. This growth was fueled by new subscribers, the migration of the existing ones to higher-value plans and the increase of subscribers that acquired 3G and 4G handsets, which facilitate Internet browsing.

As a consequence of the increase in VAS consumption (Internet and Data), ARPU increased to $112.3 pesos per month in EE16 (vs. $91.5 pesos per month in EE15).

VAS revenues (data and Internet) amounted to $17,468 (+30.3% vs. EE15) and represented 62.3% and 60.2%, respectively, of Personal mobile Services’ services revenues in both years.

Núcleo Mobile Services

This segment generated services revenues equivalent to $2,382 during EE16 (+$835 or +54.0% vs. EE15) mainly due to the Internet revenues increase (+72.5% vs. EE15), mainly related to the increase of browsing generated by subscribers with mobile equipment prepared for that purpose. As of December 31, 2016, Núcleo’s subscriber base reached 2.5 million customers. Prepaid and postpaid subscribers (including “Plan Control” subscribers and mobile Internet subscribers) represented 82% and 18% in EE16.

VAS revenues (data and Internet) amounted to $1,407 (+59.9% vs. EE15) and represented 59.1% of Núcleo mobile Services segment services revenues (vs. 56.9% in EE15).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMEBR 31, 2016

III

NORTEL INVERSORA S.A.

The Telecom Group’s services revenues increased 31.5% fueled by a 56.5% increase of Internet revenues in all segments vs. EE15, increasing its relative weight over total services revenues according to the following table:

	December 31,				EE16 vs. EE15 % variation
	2016	%	2015	%
Voice Retail	14,004	31	10,833	31	29.3
Voice Wholesale	3,562	8	3,021	9	17.9
Total Voice	17,566	39	13,854	40	26.8
Data	9,984	22	9,249	27	7.9
Internet	17,804	39	11,377	33	56.5
Total service revenues	45,354	100	34,480	100	31.5

Equipment

Revenues from equipment amounted to $7,886, +$1,870 or +31.1% vs. EE15. Personal Mobile Services segment shows an increase of $1,739 vs. EE15 due to lower handsets unit sold (-4% vs. EE15) but with an increase in handset’s average sale prices (+34% vs. EE15), resulting in a higher operating margin of handsets (+$318 or + 21.7% vs. EE15). Núcleo mobile Services segment shows an increase of $101 (+63.5% vs. EE15) due to lower handsets unit sold (-8% vs. EE15) but with an increase in handset’s average sale prices (+12% vs. EE15).

●	Operating Costs

Consolidated operating costs –including depreciations, amortizations and gain on disposal of PP&E and impairment of PP&E– totaled $45,517 in EE16, which represents an increase of $11,183 or +32.6% vs. EE15. The increase in costs is mainly a consequence of higher revenues, higher expenses related to competition in mobile and Internet businesses, higher direct and indirect labor costs on the cost structure of the Telecom Group in Argentina, the increase in fees for services related to higher supplier prices, the increase in taxes and fees with the Regulatory Authority, the increase of cost of equipment and handsets and the increase in bad debt expenses, among other concepts.

			Variation		Variation in $ by segment
	EE16	EE15	$	%	Fixed Serv.	Personal M. Serv.	Núcleo M. Serv.	Nortel
Employee benefit expenses and severance payments	(9,807)	(7,258)	(2,549)	35.1	(1,952)	(525)	(70)	(2)
Interconnection costs and other telecommunication charges	(2,553)	(2,170)	(383)	17.6	(235)	(110)	(38)	—
Fees for services, maintenance, materials and supplies	(5,021)	(3,929)	(1,092)	27.8	(532)	(478)	(77)	(5)
Taxes and fees with the Regulatory Authority	(5,137)	(3,950)	(1,187)	30.1	(300)	(854)	(28)	(5)
Commissions	(5,252)	(4,365)	(887)	20.3	(48)	(736)	(103)	—
Agent commissions capitalized as SAC	1,403	1,172	231	19.7	(11)	235	7	—
Cost of equipment and handsets	(6,318)	(4,688)	(1,630)	34.8	(54)	(1,467)	(109)	—
Cost of equipment and handsets capitalized as SAC	130	93	37	39.8	—	46	(9)	—
Advertising	(874)	(814)	(60)	7.4	(18)	(16)	(26)	—
Cost of VAS	(1,499)	(1,256)	(243)	19.3	(15)	(193)	(35)	—
Provisions	(187)	(113)	(74)	65.5	(61)	(13)	-	—
Bad debt expenses	(1,228)	(564)	(664)	117.7	(73)	(489)	(102)	—
Other operating expenses	(2,593)	(1,855)	(738)	39.8	(338)	(333)	(65)	(2)
Subtotal	(38,936)	(29,697)	(9,239)	31.1	(3,637)	(4,933)	(655)	(14)
Depreciation of PP&E	(4,358)	(3,046)	(1,312)	43.1	(345)	(709)	(258)	—
Amortization of SAC and service connection charges	(1,474)	(1,045)	(429)	41.1	(23)	(371)	(35)	—
Amortization of other intangible assets	(366)	(347)	(19)	5.5	(3)	(14)	(2)	—
Gain on disposal of PP&E and impairment of PP&E	(383)	(199)	(184)	92.5	92	(275)	(1)	—
Total operating costs	(45,517)	(34,334)	(11,183)	32.6	(3,916)	(6,302)	(951)	(14)

The costs breakdown is as follows:

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to $9,807 (+$2,549or +35.1% vs. EE15). The increase was mainly due to increases in salaries agreed by Telecom Argentina with several trade unions for the unionized employees and also to non-unionized employees, together with related social security charges. With a total headcount of 15,973 by the end of EE16 (vs. 16,229 in EE15), lines in service per employee reached 360 in the Fixed Services segment (-3.0% vs. EE15), subscribers per employee reached 4,187 in the Personal Mobile Services segment (+4.5% vs. EE15) and subscribers per employee reached 6,317 (+1.5% vs. EE15) in the Núcleo Mobile Services segment.

Employee benefit expenses and severance payments represent 18.4% of consolidated revenues in EE16 (vs. 17.9% in EE15).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMEBR 31, 2016

IV

NORTEL INVERSORA S.A.

Interconnection costs and other telecommunication charges

Interconnection costs and other telecommunication charges (including charges for TLRD, Roaming, Interconnection costs, cost of international outbound calls and lease of circuits) amounted to $2,553 (+$383 or +17.6% vs. EE15). The increase was mainly due to higher international outbound calls and roaming traffic volume and higher TLRD costs.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $5,021, +$1,092 or +27.8% vs. EE15. The increase was mainly due to higher maintenance costs of radio bases in the mobile services segments, as a result of the variation in the $/US$ exchange rate, an increase in corrective and preventive technical assistance cost of radio bases, higher system licenses costs, higher costs of sites location and higher storage costs. There were also increases in other maintenance costs and fees for services, mainly due to higher costs recognized to suppliers in all segments.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority (including turnover tax, IDC, municipal and other taxes) amounted to $5,137 (+30.1% vs. EE15), mainly influenced by the increase in revenues of fixed and mobile services and by the increase of the IDC related to higher collections and payments to suppliers in EE16 vs. EE15.

Commissions

Commissions (including Agent, distribution of prepaid cards and other commissions) amounted to $5,252 (+$887 or +20.3% vs. EE15). The increase was mainly due to the increase in Agents’ commissions (associated with higher revenues) as a result of higher customer’s acquisition and retention costs recognized to them and to the increase of outsourced sales commissions and collection commissions.

On the other hand, agent commissions capitalized as SAC amounted to $1,403, +$231 or +19.7% vs.EE15, and it’s directly related to the increase in the “Cuentas claras” subscribers’ base in the Personal Mobile Services segment and to the increase in the commissions prices.

Cost of equipment and handsets

Cost of equipments and handsets amounted to $6,318 (+$1,630 or +34.8% vs. EE15) mainly due to an increase in the average unit cost of sales (+39% vs. EE15), partially offset by a decrease in units of handsets sold (-4% vs. EE15) in the Personal Mobile Services segment.

On the other hand, SAC deferred costs from handsets sold amounted to $130, +$37 or +39.8% vs. EE15.

Advertising

Advertising amounted to $874 (+$60 or 7.4% vs. EE15). The increase was mainly due to higher media campaigns of Personal related to the launch of 4G services throughout the country.

Cost of VAS

Cost of VAS amounted to $1,499 (+$243 or +19.3% vs. EE15). The increase was mainly due to the increase of VAS sales in the Personal Mobile Services segment, especially the SMS with content service, which grew as a consequence of several campaigns launched by Personal. Cost of VAS over its related revenues increased from 36% in EE15 to 37% in EE16.

Provisions

Provisions amounted to $187, +$74 or +65.5% vs. EE15. The increase was mainly due to higher labor and regulatory claims, partially offset by lower civil and commercial claims.

Bad debt expenses

Bad debt expenses amounted to $1,228 (+$664 or +117.7% vs. EE15), representing approximately 2.3% and 1.4% of the consolidated revenues in EE16 and EE15, respectively. The major increase is observed in the Personal Mobile Services segment as a consequence of higher aging of the accounts receivables and higher incidence of handsets sales directly financed by Personal and Núcleo to its postpaid and “Cuentas claras” subscribers.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMEBR 31, 2016

V

NORTEL INVERSORA S.A.

Other operating costs

Other operating costs amounted to $2,593 (+$738 or +39.8% vs. EE15). The increase was mainly due to higher prices on related services, especially in transportation, freight and travel expenses (+$193 or +25.1% vs. EE15), among others, in the operations in Argentina; the increase of rent prices (+$225 or +41.7% vs. EE15), as a result of new agreements and the renegotiation of some of the existing ones and an increase of electricity consumption (+$181 or +53.1% vs. EE15).

●	Operating income before depreciation and amortization

Operating income before depreciation and amortization amounted to $14,386 (+$3,544 or +32.7% vs. EE15), representing 27.0% of consolidated revenues in EE16 (vs. 26.8% in EE15). This growth was fueled by the Fixed Services segment (+$761 or +30.3% vs. EE15) and Personal Mobile Services segment (+$2,536 or +32.6% vs. EE15).

Operating income before depreciation and amortization generated by equipment and handset sales (including SAC capitalization) amounted to $1,673 in EE16 vs. $1,421 in EE15 (+$252 or +17.7% vs. EE15), while operating income before depreciation and amortization generated by services sales amounted to $12,759 in EE16 vs. $9,445 in EE15 (+$3,314 or +35.1% vs. EE15).

Depreciation and amortization

Depreciation and amortization amounted to $6,198 (+$1,760 or +39.7% vs. EE15). The increase in depreciation and amortization includes $1,312 from PP&E depreciation, $429 from amortization of SAC and service connection costs and $19 from amortization of intangible assets without SAC. The increase in depreciation and amortization corresponds 21% to the Fixed Services segment and 79% to the mobile services segments.

Impairment of PP&E

Impairment of PP&E amounted to a loss of $383 in EE16 (vs. $199 in EE15) and was mainly related to the Personal Mobile Services segment for the modernization of the mobile access by the development of 4G.

●	Operating income

Operating income amounted to $7,805 in EE16 (+$1,600 or +25.8% vs. EE15). The margin over consolidated revenues represented 14.7% in EE16 (vs. 15.3% in EE15). This growth was mainly fueled by the Personal Mobile Services segment (+$1,167 or +22.6% vs. EE15) and the Fixed Services segment (+$492 or +55.2% vs. EE15).

●	Financial results, net

Financial results, net resulted in a net loss of $2,214, representing an increase of $1,147 vs. EE15. The increase was mainly due to higher interests on loans (+$1,047 vs. EE15) and lower interests on investments (-$272 vs. EE15), partially offset by higher interests on receivables (+$190 vs. EE15) and lower net foreign currency exchange results (+$85 vs. EE15).

●	Net income

Nortel reached a net income of $3,987 in EE16, +$553 or +16.1% as compared to EE15. Net income attributable to Nortel amounted to $2,192 in EE16, +$301 or +15.9% as compared to EE15.

●	Net financial debt

As of December 31, 2016, consolidated net financial debt (Cash and Cash Equivalents plus financial investments minus financial debt) amounted to $5,835, showing an increase of $3,625 as compared to the consolidated net financial debt as of December 31, 2015 (amounting to $2,210). This variation was mainly due to a decrease in the generation of cash from operating activities of the Telecom Group, mainly by higher CAPEX and cash dividends paid to its shareholders’. As of December 31, 2016, Nortel has a financial asset of $57 and the Fixed Services segment has a financial asset of $441, while the Personal Mobile Services segment has a net financial debt of $5,860 and the Núcleo Mobile Services segment has a net financial debt of $473.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMEBR 31, 2016

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●	Capital expenditures (CAPEX)

CAPEX composition for EE16 and EE15 is as follows:

			% of participation		Variation
	EE16	EE15	EE16	EE15	$	%
Fixed Services	4,017	3,079	35%	30%	938	30
Personal Mobile Services (*)	6,730	6,552	59%	65%	178	3
Núcleo Mobile Services	639	469	6%	5%	170	36
Total CAPEX	11,386	10,100	100%	100%	1,286	13

(*) Includes $2,256 related to 4G Licenses in EE15.

PP&E CAPEX amounted to $9,632 and intangible assets CAPEX amounted to $1,754 in EE16, while in EE15 amounted to $6,396 and $3,704, respectively (including the acquisition of the last Lot of 4G Licenses for an amount of $2,256).

In relative terms, CAPEX represented 21.4% of consolidated revenues in EE16 (24.9% in EE15), and were intended mainly for the external wiring and network access equipment, to the initial deployment of the new 4G network, transmission and switching equipment, computer equipment and SAC.

PP&E and intangible assets additions (CAPEX plus materials additions) for EE16 and EE15 are as follows:

			% of participation		Variation
	EE16	EE15	EE16	EE15	$	%
Fixed Services	4,525	3,514	38%	31%	1.011	29
Personal Mobile Services (*)	6,708	7,158	57%	64%	(450)	(6)
Núcleo Mobile Services	627	490	5%	5%	137	28
Total additions	11,860	11,162	100%	100%	698	6

(*) Includes $2,256 related to 4G Licenses in EE15.

Main PP&E CAPEX projects are related to the expansion of fixed broadband services in order to improve transmission and speed offered to customers; deployment of 3G and 4G services to support the growth of mobile Internet, improvement of the quality service together with the launch of innovative VAS services and the expansion of transmission and transport networks to meet the growing demand of services of our fixed and mobile customers.

3.	Summary of comparative consolidated statements of financial position

	December 31,
	2016	2015	2014	2013	2012
Current assets	15,620	11,569	6,581	9,836	7,000
Non-current assets	32,354	26,973	19,924	13,381	10,826
Total assets	47,974	38,542	26,505	23,217	17,826
Current liabilities	16,524	16,945	9,115	9,086	5,895
Non-current liabilities	11,527	3,944	2,454	2,029	1,768
Total liabilities	28,051	20,889	11,569	11,115	7,663
Equity attributable to Nortel (Controlling Company)	10,797	9,605	8,185	6,603	5,457
Equity attributable non-controlling interest	9,126	8,048	6,751	5,499	4,706
Total Equity	19,923	17,653	14,936	12,102	10,163
Total liabilities and equity	47,974	38,542	26,505	23,217	17,826

4.	Summary of comparative consolidated income statements

	EE16	EE15	EE14	EE13	EE12
Revenues and other income	53,322	40,539	33,388	27,350	22,196
Operating costs	(45,517)	(34,334)	(27,964)	(22,850)	(18,244)
Operating income	7,805	6,205	5,424	4,500	3,952
Financial results, net and other	(2,214)	(1,067)	277	516	187
Income before income tax expense	5,591	5,138	5,701	5,016	4,139
Income tax expense	(1,604)	(1,704)	(1,975)	(1,807)	(1,464)
Net income	3,987	3,434	3,726	3,209	2,675
Other comprehensive income, net of tax	263	257	243	133	90
Total comprehensive income	4,250	3,691	3,969	3,342	2,765
Attributable to Nortel (Controlling Company)	2,284	1,990	2,131	1,766	1,446
Attributable to non-controlling interest	1,966	1,701	1,838	1,576	1,319

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMEBR 31, 2016

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NORTEL INVERSORA S.A.

5.	Statistical data (in physical units)

Fixed services

Voice and data services (in thousands, except for lines in service per inhabitants and employees)

	EE16		EE15		EE14		EE13		EE12
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Equipment lines	3,464	(29)	3,551	-	3,538	-	3,536	(39)	3,806	1
NGN lines	1,444	19	1,353	34	1,225	30	1,164	25	1,045	40
Installed lines (a)	4,908	(10)	4,904	34	4,763	30	4,700	(14)	4,851	41

Lines in service (b)	3,920	(26)	4,043	(11)	4,093	(13)	4,124	—	4,128	(12)

Customers lines (c)	3,848	(26)	3,969	(11)	4,016	(12)	4,044	1	4,045	(11)

Public phones installed	23	(1)	26	(1)	30	(1)	34	—	37	(1)

Lines in service per 100 inhabitants (d)	18	—	19	—	19	—	19	—	20	—

Lines in service per employee (e)	360	3	371	(2)	370	—	375	2	371	2

(a)	Reflects total number of lines available in Switches, considered independently of its technology (TDM or NGN).

(b)	Includes customers lines, own lines, public telephones and DDE and ISDN channels.

(c)	The number of customers is measured in relation to the physical occupation of network resources.

(d)	Corresponding to the Northern Region of Argentina.

(e)	Defined as lines in service / number of actual employees.

Internet (in thousands)

	EE16		EE15		EE14		EE13		EE12
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter

Total ADSL subscribers	1,738	(62)	1,814	10	1,771	21	1,707	38	1,629	17

Mobile services

Personal (in thousands, except for subscriber per employee disclosed in units)

	EE16		EE15		EE14		EE13		EE12
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers (i)	2,160	28	2,135	66	2,155	(55)	2,417	(33)	2,386	33

“Cuentas claras” plans (i)	4,248	(30)	4,216	124	3,993	78	3,879	130	3,477	136

Prepaid subscribers (ii)	13,007	(377)	13,188	24	13,262	(189)	13,540	166	12,720	(11)

Dongles (iii)	99	(8)	117	(2)	175	(16)	252	(30)	392	(92)

Total subscribers	19,514	(387)	19,656	212	19,585	(182)	20,088	233	18,975	66

Lines per employee	4,187	—	4,005	—	3,950	—	3,897	—	3,612	—

(i)	Lines which are paid through customer billing.

(ii)	Prepaid lines which were refilled at least once in the last 13 months.

(iii)	Corresponds to mobile Internet subscribers with post-paid, “Cuentas claras” and prepaid contracts.

Núcleo (in thousands, except for subscriber per employee disclosed in units)

	EE16		EE15		EE14		EE13		EE12
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers (i)	22	-	28	(1)	29	(1)	29	(1)	30	1

“Plan control” subscribers (i)	380	(12)	376	15	319	8	297	7	261	12

Prepaid subscribers (ii)	2,069	31	2,026	6	1,999	56	1,936	11	1,872	12

Dongles (iii)	62	(13)	110	(4)	129	(7)	153	(4)	132	7

Subtotal mobile	2,533	6	2,540	16	2,476	56	2,415	13	2,295	32

Internet subscribers - Wimax	5	-	6	-	5	-	5	-	6	(1)

Total subscribers	2,538	6	2,546	16	2,481	56	2,420	13	2,301	31

Lines per employee (iv)	6,317	-	6,225	-	6,159	-	5,696	-	5,228	-

(i)	Lines which are paid through customer billing.

(ii)	Prepaid lines which were refilled at least once in the last 13 months.

(iii)	Corresponds to mobile Internet subscribers with post-paid, “Plan control” and prepaid contracts.

(iv)	Internet Wimax subscribers are not included.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMEBR 31, 2016

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6.	Consolidated ratios

	EE16	EE15	EE14	EE13	EE12
Liquidity (1)	0.95	0.68	0.72	1.1	1.19
Solvency (2)	0.71	0.85	1.29	1.08	1.33
Locked-up capital (3)	0.67	0.70	0.75	0.58	0.61
Profitability (4)	0.21	0.21	0.28	0.29	0.30
(1)	Current assets/Current liabilities.

(2)	Total equity/Total liabilities.

(3)	Non-current assets/Total assets.

(4)	Net income/Average total equity

7.	Outlook

Fiscal year 2017 will be developed in a more favorable macroeconomic context in terms of levels of activity, salaries recovery and consumption and, essentially, a significant reduction of the inflation rate as compared to fiscal year 2016. Regarding regulatory matters, it is expected that some adjustments will continue to be performed over telecommunications industry regulations, promoting ICT services convergence and industry competition. The Telecom Group is optimistic that the Regulatory Authority will provide symmetrical rules among different operators that promote long-term investments and the closing of claims started in previous years.

The Telecom Group expects moderate economic growth rates for 2017 amounting to approximately 3.5% (GDP in real terms), with inflation rates that should not exceed 20% per year. However, the Telecom Group is confident that the demand of the Telecom Group’s products and services will remain at good levels, especially those related to Internet use, and in particular of those related to innovative offers associated with convergence at home, which Telecom Argentina will continue launching in order to provide to most of its customers with the benefits of hiring its services in their home, company or by enjoying the wide access levels of Personal services. The Telecom Group will continue working to enrich the offer with products and services to encourage the increase of Telecom Argentina’s ARPU in all business segments, with pricing policies segmented to the possibilities of each type of customer, without neglecting global profitability of its business.

Fixed telephony evolution will continue in line with recent year’s global trend, influenced by market maturity.

In order to continue with home Internet improving, Ultra Broad Band (high bandwidth) will continue to be developed with new technologies that replace copper by fiber optic in different network points, allowing Telecom Group’s customers to access to speeds over 100 Mgs. These infrastructure investments will not only improve current Internet services, they will also allow the Telecom Group to improve its positioning and offer when the distribution of content in real time (in particular TV) begins, in the terms and markets that regulation allows.

The Telecom Group will continue developing convergent offers, under modalities allowed by current defense competition regulations in force, providing our customers with Internet services, fixed and mobile calls, with differential benefits provided by joint subscribing services. In this sense, service discharges levels will decrease, maximizing the positioning of the other service and the competitiveness level of each country region. Simplification of service offering focused on data and Internet services will continue characterizing the Telecom Group’s positioning in mobile services.

Personal will continue working focusing on service quality and the nationwide deployment of the 4G LTE network, improving coverage and network speed. 4G services will also be expanded with new frequencies and more investments, continuing with technological reconversion and the expansion of the network capacity, obtaining LTE capacity in over than 80% of its sites. The ambitious investment plan assumes that Personal will be able to develop its activities in a symmetrical competition framework with the remaining operators. The distribution of content in real time through mobile devices will be one of its competitive advantages in providing this service.

For the high value mobile segment, Personal will seek to improve the user experience, working in simplifying customers’ management and attention, through more flexible and differential processes. These actions will also be accompanied by greater offer convenience and a”1 to 1” relationship model, repositioning Personal Black as a differential offer with special benefits for high value subscribers.

The Telecom Group will reinforce work at a regional level, promoting a differential offer according to the competitiveness level of each region, to enhance positioning and/or maximizing the customer base development on convergent customers.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMEBR 31, 2016

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For prepaid subscribers, Personal will continue working on a social network-oriented offer, coupled with real-time campaigns that promote prepaid subscribers base and improve ARPU of such subscribers.

The mobile subscribers loyalty program Club Personal will maintain its goal of extending the customer’s life cycle through an interactive, continuous and positive relationship, and, in 2017, this program will be unified into a single loyalty club for the Telecom Group through a cross-selling strategy that will allow customers to access to differential offers and exclusive benefits when choosing the Telecom Group as a comprehensive ICT provider.

Quality in customer service will continue to have focus on communication channels efficiency and care segmentation with a “central customer” vision. It will also continue promoting the self-management channel (through the use of social networks), to simplify the administration and control of each customer services.

For the corporate segment, efforts will continue to focus on the provision of converged solutions, with a portfolio that will provide customers with next-generation Datacenter services as well as value-added services associated with cloud computing and security solutions.

It is expected that, during next fiscal year, the Regulatory Authority preliminary opinion will be obtained in order to implement the corporate integration of Telecom Argentina with Personal, and thereby, facilitate the services convergence promoted by recent regulatory changes.

The Telecom Group will continue working on its goal of promoting operational excellence, looking for a better use of its physical, human and technological resources, so as to continue meeting the profitability expectations of its investors. In order to achieve this goal, the Telecom Group has developed an ambitious multi-year business plan that foresees for 2017 increases in services sales over the projected inflation rate, improvement in profit margins over consolidated sales, the implementation of a capital assets investment plan of approximately 20% of such sales, and greater cash flow generation that will improve net results by reducing the financial cost and will enable the Telecom Group to reduce its net financial debt by the end of 2017.

The strategy implemented by the Telecom Group’s Management outlines the necessary basis to pursue its continuous goals of improving service quality, strengthening its market positioning and adequately reward the invested capital of those who finance its businesses. The Telecom Group strategy and the important plan of investments in capital assets are based on this vision of future and on the commitment of the Telecom Group with its country and its people.

Baruki González
Chairman of the Board of Directors

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMEBR 31, 2016

X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: April 3, 2017	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations